   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1999.



                                                      REGISTRATION NO. 333-70621

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           -------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                               AUTOBYTEL.COM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           7375                          33-0711569
  (STATE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL            (IRS EMPLOYER
      OF INCORPORATION OR          CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)
         ORGANIZATION)

                           18872 MACARTHUR BOULEVARD
                         IRVINE, CALIFORNIA 92612-1400
                                 (949) 225-4500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

             MARK W. LORIMER, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                               AUTOBYTEL.COM INC.
                           18872 MACARTHUR BOULEVARD
                         IRVINE, CALIFORNIA 92612-1400
                                 (949) 225-4500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

           THOMAS R. POLLOCK, ESQ.                      CHRISTOPHER L. KAUFMAN, ESQ.
           BRIGITTE LIPPMANN, ESQ.                        LAURA I. BUSHNELL, ESQ.
    PAUL, HASTINGS, JANOFSKY & WALKER LLP                     LATHAM & WATKINS
               399 PARK AVENUE                             135 COMMONWEALTH DRIVE
           NEW YORK, NEW YORK 10022                     MENLO PARK, CALIFORNIA 94025
                (212) 318-6000                                 (650) 328-4600

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                           SUBJECT TO COMPLETION

                                                                FEBRUARY 9, 1999


                                4,500,000 SHARES

                                     [LOGO]

                               AUTOBYTEL.COM INC.

                                  COMMON STOCK

     We are offering 3,500,000 shares of common stock in this offering. The selling stockholders identified in this prospectus are offering an additional 1,000,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders. There is currently no public market for our
common stock. We expect that the public offering price will be between $     and
$     per share. The market price of our common stock after this offering may be higher or lower than the actual price at which the shares of our common stock will be sold in this offering.

     We have applied to list the common stock on the Nasdaq National Market under the symbol "ABTL."

     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                                   PER SHARE     TOTAL
                                                   ---------    --------
Public Offering Price............................   $           $
Underwriting Discounts...........................   $           $
Proceeds, before expenses, to Autobytel.com......   $           $
Proceeds, before expenses, to the selling
  stockholders...................................   $           $

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 675,000 shares of common stock to cover any over-allotments. If the underwriters exercise the over-allotment option in full,
these stockholders will receive $          from the proceeds.

BT ALEXS BROWN
                                LEHMAN BROTHERS

                                                        PAINEWEBBER INCORPORATED

                                            , 1999

[The inside front cover of the prospectus depicts various screen-shots of the Company's Web site showing aspects of the consumer process and the dealer process. It also contains the following text describing parts of these processes:

GATEFOLD
--------
Purchase Request Process utilizes easy-to-use online forms that enable consumers to choose their desired vehicle and options. The purchase request is then routed to the nearest Autobytel.com participating dealer, whom we expect to promptly contact the customer with a haggle-free, competitive offer.

Research allows consumers to empower themselves by gathering up-to-date, useful information regarding vehicles, vehicle pricing and other related topics from Autobytel.com's comprehensive network of automotive information sources.

Dealer Real Time(tm) is a proprietary extranet that delivers the purchase requests from consumers to Autobytel.com dealers in real time. It notifies dealers when new purchase requests have been received, enables dealers to efficiently manage the purchase process and allows dealers to load their pre-owned vehicle inventories directly to the Internet.

Pre-Owned Vehicle Purchasing is simplified through Autobytel.com's Pre-Owned CyberStore, which enables consumers to search for vehicles according to specific search parameters such as the price, make, model, mileage, year and location of the vehicle. CyberStore locates and displays the description, location and actual photograph of all vehicles that satisfy the search parameters.

INSIDE COVER
------------

New Cars
Consumers can shop for and select a new vehicle that specifically fits their needs using Autobytel.com.

Pre-Owned CyberStore
Consumers can search for, view and select a certified, pre-owned vehicle through CyberStore.

Research
Pricing information, consumer reports, "test drives" and up-to-date automotive industry information help consumers make informed and intelligent buying decisions.

Finance
Consumers can research loan and leasing information and receive online approval.

Insure
Consumers can receive insurance quotes and obtain approval online.

Rewards
Mobalist Rewards and its affiliate programs allow members to earn credits toward the purchase of a new or pre-owned car through Autobytel.com.

Warranty
Consumers can purchase extended warranty and mechanical breakdown insurance through our online affiliates.

My Area
Consumers can keep track of their current cars, watch expenses and plan future "dream car" purchases through this personalized homepage.]

     We have the registered service mark Auto-By-Tel and have applied for the registered service marks Autobytel.com, Certified Pre-Owned CyberStore, Kre8.net and Dealer Real Time. The Autobytel.com logo is a service mark and trademark for which we have applied for federal registration. This prospectus also includes trademarks and tradenames of companies other than autobytel.com inc.

                               PROSPECTUS SUMMARY

     In addition to this summary, you should read the more detailed information appearing elsewhere in this prospectus, including the "Risk Factors" section and the Consolidated Financial Statements and Notes thereto. Except as otherwise noted or where the context otherwise requires, all information in this prospectus assumes:


     - no exercise of 2,859,340 options to purchase our common stock outstanding as of December 31, 1998 under our 1996 Stock Option Plan, Amended and Restated 1996 Stock Incentive Plan and 1998 Stock Option Plan,


     - no exercise of 773,133 warrants to purchase our common stock as of December 31, 1998,

     - no exercise of the underwriters' over-allotment option, and

     - the conversion of all our outstanding shares of preferred stock into shares of common stock upon closing of the offering.

                                 AUTOBYTEL.COM

     We are a leading, branded Internet site for new and pre-owned vehicle information and purchasing services. Through our Web site, www.autobytel.com, consumers can research pricing, specifications and other information regarding new and pre-owned vehicles. When consumers indicate they are ready to buy, they can be connected to Autobytel.com's network of over 2,700 participating dealers in North America, with each dealer representing a franchise for a particular vehicle make. We expect our dealers to provide a haggle-free, competitive offer. We provide our services free of charge to consumers and derive substantially all of our revenues from fees paid by participating dealers.

     We believe our services benefit both consumers and participating dealers in the following ways:

     - we supply consumers with information they can use to make an informed and intelligent vehicle purchasing decision,

     - we provide consumers a convenient buying experience,

     - we provide consumers access to a broad range of related services such as insurance, financing and leasing through our Web site,

     - we reduce our participating dealers' costs by directing to them large volumes of potential automotive buyers, and

     - we train our dealers to appropriately deal with knowledgeable Internet consumers.

     We introduced our new vehicle purchasing services in May 1995 and our Certified Pre-Owned CyberStore program in April 1997. Our new vehicle purchasing service enables consumers to shop for and select a new vehicle through our Web site by providing research on new vehicles (e.g., pricing, features, specifications, colors, etc.). When consumers indicate they are ready to buy, they can complete a purchase request online. A purchase request is an online inquiry a consumer makes to receive a price quote for a specific vehicle from one of the dealers in our network. The CyberStore allows consumers to search for a pre-owned vehicle according to the price, make, model, color, year and location of the vehicle. The CyberStore locates and displays the descriptions, locations and actual photograph of all vehicles that satisfy the consumer's search parameters.

     According to CNW Marketing/Research, an independent research organization, U.S. consumers spent over $670 billion on new and pre-owned vehicles in 1997, representing the sale of over 50 million vehicles. Although automotive retailing attracts significant consumer dollars, we believe that consumers associate the traditional vehicle buying experience with high-pressure sales tactics. In the United States, new vehicles are traditionally sold through face-to-face, negotiated transactions at approximately 49,000 dealerships franchised by manufacturers. Approximately 40% of pre-owned vehicles are also sold through these dealerships. Our company was founded with the objective of significantly improving the purchasing process for consumers and dealers.

     Since inception, we have successfully expanded our dealer network to over 2,700 dealers and have directed approximately 2.5 million purchase requests to our dealer network. During 1998, we directed over 1.3 million purchase requests to our dealers. According to a survey released by J.D. Power & Associates in September 1998, our dealer network experienced the highest sales closing rate per purchase request in the online vehicle purchasing industry. We believe that our dealer network experiences a high closing ratio due to the quality of purchase requests generated through our Web site, our high quality dealer network, and our dealer training and support. The dealers in our network use our online information platform, the Dealer Real Time (DRT) system, which provides dealers with immediate purchase request information, the ability to track customers and purchase requests, and other value-added features, including automatic uploading of pre-owned vehicle inventory into our database. We believe that the DRT system gives dealers a competitive advantage compared to delivering purchase requests by fax.

     We have developed strategic marketing, advertising, development and distribution affiliations with other companies, including:

     - Internet portals, such as Excite, Inc.,

     - broadband service providers, such as MediaOne Interactive Services, Inc.,

     - international automotive distributors, such as Inchcape Automotive Limited and Bilia AB,

     - Internet providers of vehicle pricing and specification information, such as Edmund's Publications Corp., Kelley Blue Book, Pace Publications, Inc. and IntelliChoice, Inc. and

     - financing and insurance providers, such as Chase Manhattan Automotive Finance Corporation, General Electric Capital Auto Financial Services, Inc. and New Hampshire Insurance Corporation, a member company of the American International Group.

     Our primary objective is to be the leading global Internet brand for vehicle information and purchasing services. Our strategy to achieve this objective includes the following:

     - build brand equity to drive incremental traffic to our Web site,

     - assure consumers a quality experience by aggregating relevant information and providing a convenient alternative to the traditional vehicle buying process,

     - increase the number of purchase requests and, in turn, attract additional dealers,

     - expand and improve the dealer network through technology-based tools (such as the DRT system) and continued training and support programs,

     - expand and enrich our breadth of online automotive information, products and services for consumers in the United States and abroad,

     - invest in ancillary products and services, and

     - expand internationally through relationships with strategic partners.

     We are a Delaware corporation incorporated on May 17, 1996. We were formerly incorporated in Delaware in January 1995 as a limited liability company under the name Auto-By-Tel LLC. Our principal executive offices are located at 18872 MacArthur Boulevard, Irvine, California 92612-1400, and our telephone number is (949) 225-4500. Our Web site is located at www.autobytel.com.

                                  THE OFFERING

Common stock offered by
  Autobytel.com.......................
                                        3,500,000 shares
Common stock offered by the selling
  stockholders........................
                                        1,000,000 shares
Common stock to be outstanding after
  the offering(1).....................
                                        17,858,745 shares
Use of proceeds.......................
                                        For working capital and general
                                        corporate purposes
Proposed Nasdaq National Market
  symbol..............................
                                        "ABTL"

---------------


(1) Based on shares outstanding as of December 31, 1998. Excludes (a) 2,859,340 shares of common stock issuable upon exercise of options as of December 31, 1998 at a weighted average exercise price of $10.87 per share, (b) 773,133 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 1998 at a weighted average exercise price of $13.12 per share, and (c) 3,723,433 shares of common stock reserved for issuance under all stock option grants.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                        INCEPTION
                                       (JANUARY 31,
                                         1995) TO       YEARS ENDED DECEMBER 31,
                                       DECEMBER 31,   -----------------------------
                                           1995        1996       1997       1998
                                       ------------   -------   --------   --------
STATEMENT OF OPERATION DATA:
Revenues.............................    $   274      $ 5,025   $ 15,338   $ 23,826
                                         =======      =======   ========   ========
Loss from operations.................     (1,030)      (6,159)   (17,415)   (20,643)
                                         -------      -------   --------   --------
Net loss.............................    $(1,030)     $(6,035)  $(16,810)  $(19,398)
                                         =======      =======   ========   ========
Basic net loss per share.............    $ (0.12)     $ (0.73)  $  (2.03)  $  (2.30)
                                         =======      =======   ========   ========
Shares used in computing basic net
  loss per share.....................      8,250        8,252      8,291      8,423
Pro forma basic net loss per
  share(1)...........................    $ (0.12)     $ (0.68)  $  (1.53)  $  (1.49)
                                         =======      =======   ========   ========
Shares used in computing pro forma
  basic net loss per share(1)........      8,250        8,849     10,967     13,008



                                                             DECEMBER 31, 1998
                                                         -------------------------
                                                                      PRO FORMA
                                                          ACTUAL    AS ADJUSTED(2)
                                                         --------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents..............................  $ 27,984
Working capital........................................    23,436
Total assets...........................................    34,207
Accumulated deficit....................................   (43,273)
Stockholders' equity...................................    25,868


-------------------------
(1) Pro forma net loss per share has been calculated assuming the conversion of the outstanding preferred stock into common stock, as if the shares had been converted on the dates of their issuance.

(2) Reflects the conversion of all outstanding shares of preferred stock concurrent with the closing of the offering and receipt by Autobytel.com of
    the estimated net proceeds of $     million from the sale of 3,500,000
    shares of common stock offered hereby at an assumed initial public offering
    price of $     per share net of estimated underwriting discount and
    estimated offering expenses.

                                  RISK FACTORS

     You should read the following risk factors carefully before purchasing our common stock. This prospectus contains certain forward-looking statements based on current expectations which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risk factors set forth below and elsewhere in this prospectus. The cautionary statements made in this prospectus should be read as being applicable to all forward-looking statements wherever they appear in this prospectus.

RISK DUE TO OUR LIMITED OPERATING HISTORY AND CONTINUED LOSSES


     We were formed in January 1995 as Auto-By-Tel LLC, and first received revenues from operations in March 1995. We therefore have a limited operating history upon which you may evaluate our operations and future prospects. Because of the recent emergence of the Internet-based vehicle information and purchasing industry, none of our executives has significant experience in the industry. This limited operating history and management experience means it is difficult for us to predict future operating results. We have incurred losses every quarter since inception and expect to continue to incur losses for the foreseeable future. We had an accumulated deficit of $23.9 million and $43.3 million as of December 31, 1997 and 1998, respectively. Our potential for future profitability must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets, such as the market for Internet commerce. To achieve profitability, we must, among other things:


     - generate increased vehicle buyer traffic to our Web site,

     - continue to send new and pre-owned vehicle purchase requests to dealers that result in sufficient dealer transactions to justify our fees,

     - continue to expand the number of dealers in our network and enhance the quality of dealers,

     - respond to competitive developments,

     - increase our brand name visibility,

     - successfully introduce new services,

     - continue to attract, retain and motivate qualified personnel, and

     - continue to upgrade and enhance our technologies to accommodate expanded service offerings and increased consumer traffic.

     We cannot be certain that we will be successful in achieving these goals.

DEALER TURNOVER AND DEPENDENCE ON RELATIONSHIPS WITH SUBSCRIBING DEALERS


     Substantially all of our revenues are derived from fees paid by subscribing dealerships under written marketing agreements with us having terms of one year or five years. These marketing agreements are cancelable at the option of either party upon 30 days notice. Subscribing dealers may terminate their relationship with us for any reason, including an unwillingness to accept our subscription terms or in order to join alternative marketing programs. Our business is dependent upon our ability to attract and retain qualified new and pre-owned vehicle dealers. During 1998, 556 subscribing dealers in the United States terminated their affiliation with us or were terminated by us. During 1998 we also added 1,323 subscribing dealers to our dealership network. In order for us to grow or maintain our dealer network, we may need to reduce dealer turnover. We cannot assure that dealers will not terminate their agreements with us. In addition, if the volume of purchase requests increases, we may need to reduce or reconfigure the exclusive territories currently assigned to dealerships in order to serve consumers more effectively.

     If a dealer is unwilling to accept a reduction or reconfiguration of its territory, it may terminate its relationship with us and could sue us to prevent such reduction or reconfiguration, or collect damages from us. We have experienced one such lawsuit -- for more details, see the section in this prospectus entitled "Business -- Litigation." A material decrease in the number of dealers subscribing to our network, or slower than expected growth in the number of subscribing dealers, or litigation with dealers could have a material adverse effect on our business, results of operations and financial condition.

     In addition, we devote significant efforts to train participating dealerships in practices that are intended to increase consumer satisfaction. Our inability to train dealers effectively, or the failure by participating dealers to adopt recommended practices, respond rapidly and professionally to vehicle inquiries, or sell and lease vehicles in accordance with our marketing strategies, could result in low consumer satisfaction, damage our brand name and could materially and adversely affect our business, results of operations and financial condition.

POTENTIAL FLUCTUATIONS AND SEASONALITY IN OUR QUARTERLY OPERATING RESULTS

     Our quarterly operating results may fluctuate due to many factors. Our expense levels are based in part on our expectations of future revenues which may vary significantly. We plan our business operations based on increased revenues and if our revenues do not increase faster than our expenses, our business, results of operations and financial condition will be materially and adversely affected. Other factors that may adversely affect our quarterly operating results include:

     - our ability to retain existing dealers, attract new dealers and maintain dealer and customer satisfaction,

     - the announcement or introduction of new or enhanced sites, services and products by us or our competitors,

     - general economic conditions and economic conditions specific to the Internet, online commerce or the automobile industry,

     - the usage levels of online services and consumer acceptance of the Internet and commercial online services for the purchase of consumer products and services such as those offered by us,

     - our ability to upgrade and develop our systems and infrastructure and to attract new personnel in a timely and effective manner,

     - the level of traffic on our Web site and other sites that refer traffic to our Web site,

     - technical difficulties, system downtime or Internet brownouts,

     - the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure,

     - governmental regulation, and

     - unforeseen events affecting the industry.

     To date, our quarter to quarter growth in revenues have offset any effects due to seasonality. However, we expect our business to experience seasonality as it matures, reflecting seasonal fluctuations in the automotive industry, Internet and commercial online service usage and advertising expenditures. We anticipate that purchase requests will typically increase during the first and third quarters when new vehicle models are introduced and will typically decline during the second and fourth quarters. Internet and commercial online service usage and the growth rate of such usage typically declines during the summer. Seasonality in the automotive industry, Internet and commercial online service usage, and advertising expenditures is likely to cause fluctuations in our operating results and could have a material adverse effect on our business, operating results and financial condition.

SIGNIFICANT COMPETITION IN OUR INDUSTRY

     Our vehicle purchasing services compete against a variety of Internet and traditional vehicle purchasing services and automotive brokers. The market for Internet-based commercial services is new, and competition among commercial Web sites is expected to increase significantly in the future. The Internet is characterized by minimal barriers to entry, and new competitors can launch new Web sites at relatively low cost. To compete successfully as an Internet-based commercial entity, we must significantly increase awareness of our services and brand name. If we do not achieve our competitive objectives, such failure may have a material adverse effect on our business, results of operations and financial condition.

     We compete with other entities which maintain similar commercial Web sites including Autoweb.com, Cendant Membership Service, Inc.'s AutoVantage, Microsoft Corporation's Carpoint and Stoneage Corporation. Republic Industries, Inc., a large consolidator of dealers, has announced its intention to launch a Web site for marketing vehicles. We also compete indirectly against vehicle brokerage firms and affinity programs offered by several companies, including Costco Wholesale Corporation and Wal-Mart Stores, Inc. In addition, all major vehicle manufacturers have their own Web sites and many have recently launched or announced plans to launch online buying services, such as General Motors Corporation's BuyPower. We also compete with vehicle insurers, lenders and lessors as well as other dealers that are not part of our network. Such companies may already maintain or may introduce Web sites which compete with ours.

     We believe that the principal competitive factors in the online market are:

     - brand recognition,

     - speed and quality of fulfillment,

     - variety of value-added services,

     - ease of use,

     - customer satisfaction,

     - quality of service, and

     - technical expertise.

     We cannot assure that we can compete successfully against current or future competitors, many of which have substantially more capital, existing brand recognition, resources and access to additional financing. In addition, competitive pressures may result in increased marketing costs, decreased Web site traffic or loss of market share or otherwise may materially and adversely affect our business, results of operations and financial condition.

DEPENDENCE ON STRATEGIC RELATIONSHIPS

     We depend on a number of strategic relationships to direct a substantial amount of traffic to our Web site. These include online automotive information providers, such as Edmund's and Kelley Blue Book, and Internet portals, such as Excite. A number of our agreements with online service providers may be terminated without cause. In addition, our agreement with Excite relating to our sponsorship of Netscape Communications Corporation's Netcenter Auto Channel is conditioned on Excite's Netcenter agreement with Netscape remaining in effect. The Netcenter agreement between Excite and Netscape can be terminated in the event of certain changes in control which may be triggered if America Online's proposed acquisition of Netscape occurs. We cannot be certain that such online service providers will not terminate their agreements with us. In addition, we periodically negotiate revisions to existing agreements and these revisions could increase our costs in future periods.

     We receive a significant number of purchase requests through a limited number of such Web sites. In 1997 and 1998, approximately 49% and 34%, respectively, of our purchase requests came through Edmund's. Our agreement with Edmund's extends to July 31, 2000 and provides that we are the only online vehicle marketing service to which Edmund's will refer prospective buyers of new vehicles, although Edmund's may refer prospective buyers directly to automotive manufacturers' Web sites, which in many cases include dealer locator services.

     We may not be able to maintain our relationship with Edmund's or other online service providers or find alternative, comparable marketing partners capable of originating significant numbers of purchase requests on terms satisfactory to us. The termination of any of these relationships or any significant reduction in traffic to Web sites on which our services are advertised or offered, or the failure to develop additional referral sources would have a material adverse effect on our business, results of operations and financial condition.

     As a part of our strategy, we develop new services by entering into alliances with other companies engaged in complementary businesses, such as vehicle financing and leasing, and insurance. Some of our relationships prohibit or limit us from referring consumers to other potential sources of financing, such as our agreements with Chase. We are therefore dependent on those companies with which we have developed strategic relationships. We cannot assure that the relationship with Chase, or any other strategic relationships will continue or that we will be able to develop new strategic relationships.

UNCERTAIN ACCEPTANCE OF OUR BRAND

     We believe that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of the Autobytel.com brand will depend largely on our ability to obtain a leadership position in Internet commerce. If dealers do not perceive us as an effective channel for increasing vehicle sales, or consumers do not perceive us as offering reliable information concerning new and pre-owned vehicles, as well as referrals to high quality dealers, in a user-friendly manner that reduces the time spent for vehicle purchases, we will be unsuccessful in promoting and maintaining our brand. Our brand may not be able to gain widespread acceptance among consumers or dealers. Our failure to develop our brand sufficiently would have a material adverse effect on our business, results of operations and financial condition.

INABILITY TO HIRE AND RETAIN HIGHLY QUALIFIED PERSONNEL

     Our future success depends on our ability to identify, hire, train and retain highly qualified sales and marketing, managerial and technical personnel. In addition, as we introduce new services we will need to hire a significant number of personnel. Competition for such personnel is intense, and we may not be able to attract, assimilate or retain such personnel in the future. The inability to attract and retain the necessary managerial, technical and sales and marketing personnel could have a material adverse effect on our business, results of operations and financial condition.

     Our business and operations are substantially dependent on the performance of our executive officers and key employees, some of whom are employed on an at-will basis and all of whom have worked together for only a short period of time. We maintain "key person" life insurance in the amount of $3.0 million on the life of Mark W. Lorimer, our Chief Executive Officer and President. The loss of the services of Mr. Lorimer or Ann Marie Delligatta, Executive Vice President and Chief Operating Officer, or one or more of our other executive officers or key employees could have a material adverse effect on our business, results of operations and financial condition.

INABILITY TO MANAGE GROWTH AND ENTRY INTO NEW BUSINESS AREAS


     We are expanding our operations in order to establish ourselves as a leader in the evolving market for Internet-based vehicle purchasing services. As of December 31, 1998, we had 180 employees, compared to 159 employees as of December 31, 1997, and 73 employees as of December 31, 1996. We believe establishing industry leadership requires us to:


     - test, introduce and develop new services and products, including enhancing our Web site,

     - expand the breadth of products and services offered,

     - expand our market presence through relationships with third parties, and

     - acquire new or complementary businesses, products or technologies.

     We may not be able to expand our operations in a cost-effective or timely manner or increase overall market acceptance. Our inability to generate satisfactory revenues from such expanded services or products to offset their cost could have a material adverse effect on our business, financial condition and results of operations.

REGULATORY UNCERTAINTIES AND GOVERNMENT REGULATION

     Our operations may be subject, both directly and indirectly, to various laws and regulations. Government authorities may also take the position that federal and/or state franchise laws, automobile brokerage laws, insurance licensing laws, motor vehicle dealership laws or related consumer protection or product liability laws apply to aspects of our business. As we introduce new services and expand our operations to other countries, we will need to comply with additional licensing and regulatory requirements. Due to the increasing popularity and use of the Internet, it is possible that a number of new laws and regulations may be adopted with respect to this rapidly developing environment for conducting business.

     We believe that neither our relationship with our dealers nor our dealer subscription agreements constitute "franchises" under federal or state franchise laws and that we are not subject to the coverage of state motor vehicle dealer licensing laws. A Federal district court in Michigan has ruled that our dealer subscription agreement is not a "franchise" under Michigan law. However, if our relationship or written agreement with our dealers were found to be a "franchise" under federal or other state franchise laws, then we could be subjected to other regulations, such as franchise disclosure and registration requirements and limitations on our ability to effect changes in our relationships with our dealers. We also believe that our dealer marketing service does not qualify as an automobile brokerage activity and therefore state broker licensing requirements do not apply to us. In response to Texas Department of Transportation concerns, we modified our marketing program in that state to include a pricing model under which all subscribing dealerships in Texas are charged uniform fees based on the population density of their particular geographic area and to make our program open to all dealerships who wish to apply. In the event that any state's regulatory requirements impose additional requirements on us or include us within an industry-specific regulatory scheme, we may be required to modify our marketing programs in such states in a manner which may undermine the program's attractiveness to consumers or dealers, or, in the alternative, if we determine that the licensing and related requirements are overly burdensome, we may elect to terminate operations in such state. In each case, our business, results of operations and financial condition could be materially and adversely affected.

     We are currently in the process of applying for financial broker licenses in Indiana and have been approved for such license in Rhode Island. We believe these are the only states which require us to have licenses in order to market our vehicle financing operations. It may be an expensive and time-consuming process which could divert the efforts of management from day-to-day operations if we are required to be licensed elsewhere. In the event other states require us to be licensed and we are unable to do so, or are otherwise unable to comply with regulations required by changes in current operations or the introduction of new services, our business, results of operations and financial condition could be materially and adversely affected.

     We market insurance online, offered by New Hampshire Insurance Corporation, a member company of the American Insurance Group (AIG), and receive referral fees from AIG in connection with this activity. We do not believe that this activity requires us to be licensed under state insurance laws. The use of the Internet in the marketing of insurance products, however, is a relatively new practice. It is not clear whether or to what extent state insurance licensing laws apply to activities similar to ours. If we were required to comply with such licensing laws, compliance could be costly or not possible. This could have a material adverse effect on our business, results of operations or financial condition.

     There are currently few laws or regulations which apply directly to the Internet. Due to the increasing popularity of the Internet, however, it is likely that a number of laws and regulations may be adopted at the local, state, national or international levels with respect to commerce over the Internet, potentially covering issues such as the pricing of services and products, advertising, user privacy, intellectual property, information security, or anti-competitive practices. In addition, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject us to additional state sales, use and income taxes. Because our business is dependent on the Internet, the adoption of any such laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce which could, in turn, decrease the demand for our services and increase our costs or otherwise have a material adverse effect on our business, results of operations and financial condition.

     To date, we have not spent significant resources on lobbying or related government affairs issues but we may need to do so in the future.

DEPENDENCE ON CHANGING TECHNOLOGY

     The Internet and electronic commerce markets are characterized by rapid technological change, changes in user and customer requirements, frequent new service and product introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing Web site and technology obsolete. Our performance will depend, in part, on our ability to continue to enhance our existing services, develop new technology that addresses the increasingly sophisticated and varied needs of our prospective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our Web site, DRT system and other proprietary technology entails significant technical and business risks. We may not be successful in using new technologies effectively or adapting our Web site, DRT system, or other proprietary technology to customer requirements or to emerging industry standards. If we are unable to adapt to changing technologies, our business, results of operations and financial condition could be materially and adversely affected.

SYSTEMS INTERRUPTIONS

     We host our Web site and DRT system at our corporate headquarters in Irvine, California. Although we maintain redundant local offsite backup servers, all of our primary servers are located at our corporate headquarters and are vulnerable to interruption by damage from fire, earthquake, flood, power loss, telecommunications failure, break-ins and other events beyond our control. We have, from time to time, experienced periodic systems interruptions and anticipate that such interruptions will occur in the future. We maintain business interruption insurance which pays up to $6 million for the actual loss of business income sustained due to the suspension of operations as a result of direct physical loss of or damage to property at our offices. However, in the event of a prolonged interruption, this business interruption insurance may not be sufficient to fully compensate us for the resulting losses. In the event that we experience significant system disruptions, our business, results of operations and financial condition would be materially and adversely affected.

DEPENDENCE ON GROWTH AND ACCEPTANCE OF INTERNET COMMERCE

     The market for Internet-based purchasing services has only recently begun to develop and is rapidly evolving. While many Internet commerce companies have grown in terms of revenue, few are profitable. We can not assure that we will be profitable. As is typical for a new and rapidly evolving industry, demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there are few proven services and products. Moreover, since the market for our services is new and evolving, it is difficult to predict the future growth rate, if any, and size of this market.

     The success of our services will depend upon the adoption of the Internet by consumers and dealers as a mainstream medium for commerce. While we believe that our services offer significant advantages to consumers and dealers, there can be no assurance that widespread acceptance of Internet commerce in general, or of our services in particular, will occur. Our success assumes that consumers and dealers who have historically relied upon traditional means of commerce to purchase or lease vehicles, and to procure vehicle financing and insurance, will accept new methods of conducting business and exchanging information. In addition, dealers must be persuaded to adopt new selling models and be trained to use and invest in developing technologies. Moreover, critical issues concerning the commercial use of the Internet (including ease of access, security, reliability, cost, and quality of service) remain unresolved and may impact the growth of Internet use. If the market for Internet-based vehicle marketing services fails to develop, develops slower than expected or becomes saturated with competitors, or if our services do not achieve market acceptance, our business, results of operations and financial condition will be materially and adversely affected.

     Our purchasing service may result in changing the way vehicles are sold which may be viewed as threatening by new and pre-owned vehicle dealers who do not subscribe to the Autobytel.com program. Such businesses are often represented by influential lobbying organizations, and such organizations or other persons may propose legislation which could impact the evolving marketing and distribution model which our service promotes. Should current laws be changed or new laws passed, our business, results of operations and financial condition could be materially and adversely affected. As we introduce new services, we may need to comply with additional licensing regulations and regulatory requirements.

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

     We intend to expand our new vehicle purchasing service to foreign markets through licensing our technology, business processes and tradenames and by establishing relationships with vehicle dealers and strategic partners located in certain foreign markets. As of December 31, 1998, approximately 161 Canadian dealerships belonged to our network. We have entered into a licensing relationship with Auto by Tel UK Limited, an affiliate of Inchcape Motors, the United Kingdom's largest independent automobile distributor. We have also entered an agreement with Auto-By-Tel Nordic, an affiliate of Bilia, AB, to launch Autobytel.com-licensed Web sites in Sweden, Norway, Denmark and Finland.

     In addition, we have entered into an arrangement with affiliates of METRO Holding AG, a Swiss-based finance and holding company, relating to the establishment of Web sites using Autobytel.com's vehicle marketing systems throughout the rest of Europe. We intend to enter into similar relationships in other countries with strong automobile markets. However, we have had limited experience in providing our Internet-based marketing service abroad and we cannot be certain that we will be successful in introducing or marketing our services abroad. In addition, there are certain risks inherent in doing business in international markets, such as changes in political conditions, regulatory requirements, potentially weaker intellectual property protections, tariffs and other trade barriers, fluctuations in currency exchange rates, potentially adverse tax consequences, difficulties in managing or overseeing foreign operations, seasonal reductions in business activities during summer months in Europe and other areas, and educating consumers and dealers who may be unfamiliar with the benefits of online marketing and commerce. One or more of such factors may have a material adverse effect on our current or future international operations and, consequently, on our business, results of operations and financial condition.

     By expanding our operations to various other countries, we may become subject to laws or treaties that regulate the marketing, distribution and sale of motor vehicles. We will need to spend our resources to determine whether the laws of the countries in which we seek to operate require us to modify, or prohibit the use of, our Autobytel.com system. In addition, the laws of other countries may impose licensing, bonding or similar requirements on us as a condition to doing business therein.

RISKS ASSOCIATED WITH SECURITY BREACHES INVOLVING CONFIDENTIAL INFORMATION TRANSMITTED VIA THE INTERNET

     We rely on technology licensed from third parties that is designed to facilitate the secure transmission of confidential information. Nevertheless, our computer infrastructure is potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems. A party who is able to circumvent our security measures could misappropriate proprietary information, jeopardize the confidential nature of information transmitted over the Internet or cause interruptions in our operations. Concerns over the security of Internet transactions and the privacy of users could also inhibit the growth of the Internet in general, particularly as a means of conducting commercial transactions. To the extent that our activities or those of third party contractors involve the storage and transmission of proprietary information (such as personal financial information), security breaches could expose us to a risk of financial loss, litigation and other liabilities. Our insurance does not currently protect against such losses. Any such security breach would have a material adverse effect on our business, results of operations and financial condition.

INTERNET CAPACITY CONSTRAINTS

     Our success will depend, in large part, upon a robust communications industry and infrastructure for providing Internet access and carrying Internet traffic. The Internet may not prove to be a viable commercial medium because of inadequate development of the necessary infrastructure (e.g., reliable network backbone), timely development of complementary products (e.g., high speed modems), delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or increased government regulation. If the Internet continues to experience significant growth in the number of users and the level of use, then the Internet infrastructure may not be able to continue to support the demands placed on it by such potential growth.

     An unexpectedly large increase in the volume or pace of traffic on our Web site or the number of orders placed by customers may require us to expand and further upgrade our technology, transaction-processing systems and network infrastructure. We may not be able to accurately project the rate or timing of increases, if any, in the use of our Web site or expand and upgrade our systems and infrastructure to accommodate such increases. In addition, we cannot assure that our dealers will efficiently process purchase requests.

NO SPECIFIC PLAN FOR SIGNIFICANT PORTION OF PROCEEDS

     We currently have no specific plans for a significant portion of the net proceeds of the offering. As a consequence, our management will have the discretion to allocate this portion of the net proceeds of this offering to uses that the stockholders may not deem desirable. We may not be able to invest these proceeds to yield a significant return. Substantially all of the proceeds of the offering will be invested in short-term, interest-bearing, investment grade securities for an indefinite period of time.

RISKS ASSOCIATED WITH THE YEAR 2000

     Because many computer applications have been written using two digits rather than four to define the applicable year, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This "Year 2000 issue" could result in system failures or miscalculations causing disruptions of operations, including disruptions of our Web site, the Dealer Real Time (DRT) system or normal business activities.

     We do not believe that we have material exposure to the Year 2000 issue with respect to our own information systems since our existing systems correctly define the Year 2000 with four digits. We are currently taking two actions to mitigate the risk and exposure of the Year 2000 issue:

     - We are in the process of obtaining Year 2000 compliance confirmation from our third-party vendors (including hardware, software, network communications, facility/utility vendors, and data suppliers) as well as our Autobytel.com accredited dealers. We expect to receive a reply to our Year 2000 requests from third party vendors and accredited dealers in early 1999.

     - We are implementing a test lab environment to simulate the Year 2000 rollover with hardware, software, network communications vendors and certain key data suppliers.

     In the event we decide any of our vendors are not Year 2000 compliant, our contingency plan is to first attempt to find a replacement vendor, and if no replacement can be found, to assist such vendor in becoming Year 2000 compliant. If we cannot effectively assist such vendor in becoming Year 2000 compliant, we plan to set up a front-end gate to screen all non-compliant data or to receive the data and modify it so that the data is Year 2000 compliant. We may spend up to $116,000 towards addressing the Year 2000 issue in fiscal year 1999.

     We cannot predict the extent to which the Year 2000 issue will affect our vendors, consumers or dealers, or the extent to which we would be vulnerable if such parties fail to resolve any Year 2000 issues on a timely basis. The failure of such parties subject to the Year 2000 issue to convert their systems on a timely basis or effect a conversion that is compatible with our systems could have a material adverse effect on us. In addition, to the extent our customers are unable to access our Web site or dealers are unable to access the DRT system, such failures would have a material adverse effect on our business, results of operations, or financial condition.

PROTECTION OF INTELLECTUAL PROPERTY

     Our ability to compete depends upon our proprietary systems and technology. While we rely on trademark, trade secret and copyright law, confidentiality agreements and technical measures to protect our proprietary rights, we believe that the technical and creative skills of our personnel, continued development of our proprietary systems and technology, brand name recognition and reliable Web site maintenance are more essential in establishing and maintaining a leadership position and strengthening our brand. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available online. In addition, litigation may be necessary in the future to enforce or protect our intellectual property rights or to defend against claims or infringement or invalidity. As part of our confidentiality procedures, we generally enter into agreements with our employees and consultants and limit access to our trade secrets and technology. We cannot assure that the steps taken by us will prevent misappropriation of technology or that the agreements entered into for that purpose will be enforceable. Misappropriation of our intellectual property or potential litigation could have a material adverse effect on our business, results of operations and financial condition.

NO PUBLIC MARKET FOR THE COMMON STOCK AND POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for our common stock. We cannot assure that an active trading market will develop or be sustained or that the market price of the common stock will not decline. Even if an active trading market does develop, the market price of the common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as:

     - actual or anticipated variations in our quarterly operating results,

     - announcements of new product or service offerings,

     - technological innovations,

     - competitive developments,

     - changes in financial estimates by securities analysts,

     - conditions and trends in the Internet and electronic commerce industries,

     - adoption of new accounting standards affecting the automotive industry, and

     - general market conditions and other factors.

     Further, the stock markets, and in particular the Nasdaq National Market, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs. We cannot assure that such high trading prices will be sustained. These broad market factors may adversely affect the market price of our common stock. In addition, general economic, political and market conditions such as recessions, interest rates or international currency fluctuations, may adversely affect the market price of the common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, results of operations and financial condition.

SUBSTANTIAL CONTROL BY OUR FOUNDERS, OFFICERS AND DIRECTORS AND THEIR AFFILIATES


     Following this offering (whether or not the underwriters' over-allotment option is exercised), our executive officers and directors will beneficially own or control approximately 4,696,378 shares or 25% of the outstanding shares of our common stock. In addition, after this offering, our founders, Peter Ellis and John Bedrosian will beneficially own or control approximately 20% and 17%, respectively, of the outstanding shares of our common stock. If the underwriters' over-allotment option is exercised in full, our founders will beneficially own or control approximately 18% and 15%, respectively, of the outstanding shares of our common stock. Our officers, directors, founders and their affiliates will have the ability to control the election of our Board of Directors and the outcome of corporate actions requiring stockholder approval, including mergers and other changes of corporate control, going private transactions and other extraordinary transactions. This control could have an adverse effect on the market price of our common stock.


EFFECT ON MARKET PRICE OF FUTURE SHARES BEING AVAILABLE


     Sale of substantial numbers of shares of common stock in the public market could adversely affect the market price of the common stock and make it more difficult for us to raise funds through equity offerings in the future. A substantial number of outstanding shares of common stock and shares of common stock issuable upon exercise of outstanding stock options will become available for resale in the public market at prescribed times. Of the 17,858,745 shares to be outstanding after the offering, the 4,500,000 shares offered hereby will be eligible for immediate sale in the public market without restriction. Other outstanding shares of common stock are subject to 180-day lock-up agreements with the underwriters, and 6,590,112 shares held by the selling stockholders are subject to 270-day lock-up agreements with the underwriters. Upon the expiration of these lock-up agreements, such shares of common stock will become eligible for sale in the public market, subject to the provisions of Rules 144(k), 144 and 701 under the Securities Act of 1933, as amended, and any contractual restrictions on their transfer. BT Alex. Brown Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements. Upon completion of the offering, the holders of approximately 12,997,957 shares of common stock will be entitled to certain registration rights with respect to such shares until such time as the holders of such common stock may sell such shares under Rule 144 of the Securities Act. In addition, we intend to register the shares of common stock reserved for issuance under our 1996 Stock Option Plan, 1996 Stock Incentive Plan, 1996 Employee Stock Purchase Plan, 1998 Stock Option Plan and 1999 Stock Option Plan after the offering.


UNCERTAINTY OF ADDITIONAL FINANCING FOR FUTURE CAPITAL NEEDS

     We currently anticipate that the net proceeds of this offering, together with our cash, cash equivalents and short-term investments, will be sufficient to meet our anticipated needs for working capital and other cash requirements for at least twelve months following the effective date of this prospectus. We may need to raise additional funds sooner, however, in order to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. There can be no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of potential acquisition opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited. Such limitation could have a material adverse effect on our business, results of operations, financial condition and prospects.

EFFECT OF ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS

     Certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws could make it difficult for a third party to acquire, and could discourage a third party from attempting to acquire control of us. Certain of these provisions allow us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders. Certain of these provisions, effective upon the closing of this offering, provide that the Board of Directors will be divided into three classes, which may have the effect of delaying or preventing changes in control or change in our management because less than a majority of the Board of Directors are up for election at each annual meeting. In addition, these provisions impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. Such charter provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock.

     We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

RISK RELATING TO STOCK OPTIONS


     Our Amended and Restated 1996 Stock Incentive Plan has a grant limit of 833,333 shares of Common Stock. From October 1996 through January 1999, we purported to grant 689,406 incentive stock options above the 833,333 share limit to employees. We have determined that these grants were not made under the Incentive Plan and do not qualify as incentive stock options. We are notifying all affected optionholders that they hold nonqualified stock options. We have adopted, subject to shareholder approval, the 1999 Stock Option Plan pursuant to which we may re-grant to affected optionholders incentive stock options. We plan to offer affected optionholders the rescission of the grant of their option for either a cash payment or additional options under our 1999 Stock Option Plan.



     In connection with these matters, on January 29, 1999, we filed an application with the California Department of Corporations for approval of a rescission offer we plan to make to those affected optionholders holding options covering 689,406 shares of common stock. The rescission offer will provide each affected optionholder with three choices. The first choice will be to continue to hold his or her existing options. The second choice will be to pay the optionholder a cash payment of 10% in respect of the aggregate exercise price per share of the vested portion of the option plus 7% statutory interest since the date of grant of the option, and a cash payment of 5% in respect of the aggregate exercise price per share of the unvested portion of the option plus 7% interest. The third choice will be a new grant of incentive stock options under the 1999 Stock Option Plan, the terms of which are similar to the terms of their original stock options with an exercise price equal to the fair market value on the date of grant; however, optionholders who choose this alternative will be granted additional options based on the length of time the original options were held. The aggregate maximum number of additional shares of common stock issuable under this choice for all those optionholders would be 35,000 shares. We estimate that the maximum liability to us pursuant to the cash offer is $620,406, assuming all optionholders who have not released the Company choose this option. If we pay cash to optionholders, such amounts will be treated as additional compensation expense.



     We will seek liability waivers from affected optionholders in exchange for cash or option re-grants. We are unable to determine if any of the affected optionholders will accept our proposal to rectify their situation and waive any liability we may have to them and we cannot assure that our liability to affected optionholders would not be material. Our inability to obtain waivers of liability from affected optionholders could have a material adverse effect on our business, results of operations, and financial condition.


                                USE OF PROCEEDS

     We estimate that the proceeds from the sale by us of the 3.5 million shares of common stock offered hereby at an assumed initial public offering price of
$               per share (the mid-point of the anticipated range of between
$       and $       per share), after deducting estimated underwriting discounts
and estimated offering expenses, will be approximately $       million. The
selling stockholders will receive $       million from the sale of one million
shares of common stock, after deducting estimated underwriting discounts, and
approximately $       million if the underwriters' over-allotment option is
exercised in full. We will not receive any proceeds from the sale of common stock by the selling stockholders. We intend to use substantially all of the net proceeds from the offering for general corporate purposes, including online and traditional advertising programs designed to strengthen the Autobytel.com brand name, information technology investments to support and further develop our Web site and DRT system and new products and services. We may use a portion of the proceeds from the offering for possible acquisitions of or investments in businesses, the introduction of products or technologies that expand, complement or are otherwise related to our current or planned services. We have no current plans, agreements or commitments with respect to any such transaction, and we are not currently engaged in any negotiations with respect to any such transaction. Pending such uses, we will invest the proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock. We intend to retain all of our future earnings, if any, for use in our business, and therefore we do not expect to pay any cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth (i) actual capitalization of Autobytel.com derived from its audited financial statements as of December 31, 1998, and (ii) as adjusted capitalization of Autobytel.com to reflect (a) the conversion of all outstanding shares of Preferred Stock into 5,852,290 shares of common stock and
(b) the sale by Autobytel.com of 3,500,000 shares of common stock pursuant to
the offering at an assumed public offering price of $         (the mid-point of
the anticipated range of between $     and $     per share) and the receipt by
Autobytel.com of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and estimated offering expenses. The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus and should be read in conjunction with such Consolidated Financial Statements and Notes.



                                                             DECEMBER 31, 1998
                                                         --------------------------
                                                                              AS
                                                             ACTUAL        ADJUSTED
                                                         --------------    --------
                                                               (IN THOUSANDS)
Cash and cash equivalents..............................     $ 27,984       $
                                                            ========       =======
Stockholders' equity:
Convertible preferred stock, $0.001 par value;
  11,445,187 shares authorized, 7,436,653 shares issued
  and outstanding, actual; 11,445,187 shares
  authorized, no shares issued and outstanding, as
  adjusted.............................................            7            --
Common stock, $0.001 par value; 50,000,000 shares
  authorized, 8,506,455 shares issued and outstanding,
  actual; 50,000,000 shares authorized, 17,858,745
  shares issued and outstanding, as adjusted(1)........            8
Warrants...............................................        1,332
Additional paid-in capital.............................       67,813
Cumulative translation adjustment......................          (19)
Accumulated deficit....................................      (43,273)
                                                            --------       -------
Total stockholders' equity.............................       25,868
                                                            ========       =======
Total capitalization...................................     $ 25,868
                                                            ========       =======


---------------
(1) Reflects the conversion of all outstanding shares of preferred stock concurrent with the closing of the offering and receipt by Autobytel.com of
    the estimated net proceeds of $       million from the sale of 3,500,000
    shares of common stock offered hereby at an assumed initial public offering
    price of $       per share net of estimated underwriting discount and
    estimated offering expenses.

                                    DILUTION


     The pro forma net tangible book value of the Company as of December 31, 1998 was $25.8 million or $1.80 per share of common stock. Pro forma net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by the number of shares of common stock outstanding on a pro forma basis after giving effect to the conversion of the Preferred Stock into 5,852,290 shares of common stock concurrent with the closing of the offering. After giving effect to the sale of shares of common
stock offered hereby at an assumed initial public offering price of $       (the
mid-point in the anticipated range of between $       and $       per share) and
the receipt by Autobytel.com of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and offering expenses, the pro forma net tangible book value of Autobytel.com at December 31, 1998 would have been
$       million, or $       per share. This represents an immediate increase in
pro forma net tangible book value of $       per share to existing stockholders
and an immediate dilution of $       per share to new investors. The following
table illustrates this per share dilution:



Assumed initial public offering price per share....             $
Pro forma net tangible book value per share before
  the offering.....................................  $   1.80
Increase per share attributable to purchases of
  common stock offered hereby......................
                                                     --------   --------
Pro forma net tangible book value per share after
  the offering.....................................
Dilution per share to purchasers of common stock
  offered hereby...................................             $
                                                                ========



     The following table summarizes, on a pro forma basis (as described above) as of December 31, 1998, the number of shares of common stock purchased from Autobytel.com, the total consideration paid to Autobytel.com and the average price per share paid by existing stockholders and by the investors purchasing shares of common stock in this offering (before deducting estimated underwriting discounts and estimated offering expenses):



                              SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                            ---------------------   --------------------   PRICE PER
                              NUMBER      PERCENT     AMOUNT     PERCENT     SHARE
                            -----------   -------   ----------   -------   ----------
Existing stockholders.....   14,358,745      80.4   $                      $
New investors.............    3,500,000      19.6
                            -----------   -------   ----------   -------   ----------
  Total...................   17,858,745     100.0   $                      $
                            ===========   =======   ==========   =======   ==========

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the period from inception (January 31, 1995) to December 31, 1995, the years ended December 31, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1995, 1996, 1997 and 1998 are derived from the Consolidated Financial Statements of the Company which have been audited by Arthur Andersen LLP, independent auditors, and are included elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                       INCEPTION
                                                     (JANUARY 31,
                                                       1995) TO          YEARS ENDED DECEMBER 31,
                                                     DECEMBER 31,     -------------------------------
                                                         1995          1996        1997        1998
                                                     -------------    -------    --------    --------
STATEMENT OF OPERATIONS DATA:

Revenues...........................................     $   274       $ 5,025    $ 15,338    $ 23,826
                                                        -------       -------    --------    --------
Operating expenses:
  Sales and marketing..............................         930         7,790      21,454      30,033
  Product and technology development...............          99         1,753       5,448       8,528
  General and administrative.......................         275         1,641       5,851(2)    5,908
                                                        -------       -------    --------    --------
     Total operating expenses......................       1,304        11,184      32,753      44,469
                                                        -------       -------    --------    --------
  Loss from operations.............................      (1,030)       (6,159)    (17,415)    (20,643)
  Other income, net................................          --           124         620       1,280
                                                        -------       -------    --------    --------
  Loss before provision for income taxes...........      (1,030)       (6,035)    (16,795)    (19,363)
  Provision for income taxes.......................          --            --          15          35
                                                        -------       -------    --------    --------
  Net loss.........................................     $(1,030)      $(6,035)   $(16,810)   $(19,398)
                                                        =======       =======    ========    ========
Basic net loss per share...........................     $ (0.12)      $ (0.73)   $  (2.03)   $  (2.30)
                                                        =======       =======    ========    ========
Shares used in computing basic net loss per
  share............................................       8,250         8,252       8,291       8,423
Pro forma basic net loss per share (1).............     $ (0.12)      $ (0.68)   $  (1.53)   $  (1.49)
                                                        =======       =======    ========    ========
Shares used in computing pro forma basic net loss
  per share(1).....................................       8,250         8,849      10,967      13,008



                                                              DECEMBER 31,
                                              ---------------------------------------------
                                               1995      1996       1997          1998        AS ADJUSTED(3)
                                              -------   -------   --------   --------------   --------------
BALANCE SHEET DATA:

Cash and cash equivalents...................  $    48   $ 9,062   $ 15,813      $ 27,984
Working capital.............................   (1,099)    5,977     10,938        23,436
Total assets................................      285    12,298     20,513        34,207
Accumulated deficit.........................   (1,030)   (7,065)   (23,875)      (43,273)
Stockholders' equity (deficit)..............     (990)    7,996     13,259        25,868


-------------------------
(1) Pro forma basic net loss per share has been calculated assuming the conversion of the outstanding preferred stock into common stock, as if the shares had been converted on the dates of their issuance.

(2) The amounts include a non-recurring $1.1 million charge associated with a proposed initial public offering that was withdrawn in March 1997.

(3) As adjusted for the offering.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONDITION

                           AND RESULTS OF OPERATIONS

     The following discussion of the results of operations and financial condition of the Company should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW


     We are a leading, branded Internet site for new and pre-owned vehicle information and purchasing services connecting consumers to our exclusive network of 2,718 participating dealers, as of December 31, 1998, in the United States and Canada. Through our Web site, www.autobytel.com, consumers can research pricing, specifications and other information regarding new and pre-owned vehicles. When consumers indicate they are ready to buy, they can be connected to Autobytel.com's network. In addition, we are continuing to develop ancillary programs for consumers such as financing, insurance and warranty services. We introduced our new vehicle marketing service in 1995, and in 1997 commenced our CyberStore program.



     We were formerly incorporated in January 1995 under the name Auto-By-Tel LLC, and first recognized revenues from operations in March 1995. Accordingly, we have only a limited operating history to evaluate our future prospects. As a result of our limited operating history, period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of our future performance. We have incurred losses every quarter since inception and expect to continue to incur losses for the foreseeable future. We had an accumulated deficit as of December 31, 1997 and 1998 of $23.9 million and $43.3 million, respectively. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets, such as the market for Internet commerce. To achieve profitability, we must, among other things, generate increased consumer traffic to our Web site and continue to send vehicle purchase requests to our dealers that result in adequate dealer sales (or leases) to justify fees, and continue to expand the number of dealers in our network and enhance the quality of our participating dealers so that our brand recognition with consumers continues to grow. There can be no assurance that we will successfully generate sufficient revenues from these services to achieve profitability. Although we have experienced revenue growth in recent periods, historical growth rates may not be sustainable and are not indicative of future operating results, and there can be no assurance that we will achieve or maintain profitability.



     Our revenues have increased from $274,000 in 1995 to $23.8 million in 1998. We derive substantially all of our revenues from fees paid by subscribing dealers, and we expect to be primarily dependent on our dealer network for revenues in the foreseeable future. Dealers using our services pay an initial subscription fee, as well as ongoing monthly fees based on the aggregation and transmittal to them of purchase requests. We also derive some revenue on a per transaction basis from facilitating transactions between consumers and other third parties, primarily lenders and insurance companies. We reserve the right to raise our fees to dealers after 30 days notice.

     Initial subscription fees from dealers are recognized ratably over the first twelve months of each dealer's contract in order to match the costs of integrating and training dealers with revenues earned. The monthly fee is recognized in the period the service is provided. Amortized revenues from initial subscription fees were $4.7 million, $4.9 million and $2.2 million in 1998, 1997 and 1996, respectively. We anticipate that our initial subscription fee amortization revenue will decline as a percentage of total revenue over time as monthly fee revenues continue to grow. From October 1996 to February 1998, our revenues also included revenues from sales of personal computers to our dealers, a practice we discontinued in the first quarter of 1998. Our financial statements include revenues derived from computer equipment sales of $197,000 in 1998, $1.5 million in 1997, and $147,000 in 1996. Excluding these revenues, our revenues would have been $23.6 million, $13.8 million and $4.9 million in 1998, 1997 and 1996, respectively.


     Although we do not derive any direct revenue from the volume of purchase requests, we believe our ability to increase the number of subscribing dealers and the amount of fees paid by dealers is related to the volume of purchase requests coming to our Web site. Vehicle purchase requests routed through our online system increased from approximately 345,000 in 1996 to approximately 761,000 in 1997, an increase of 121%, and to 1.3 million in 1998, an increase of 71% over the previous year. Since inception we have directed approximately 2.5 million purchase requests to dealers.


     We believe that our revenue growth has been and will continue to be primarily dependent on our ability to continue to drive a significant number of purchase requests to our dealer network, increase the number of dealers and increase the average fees paid by each dealer. Since inception, our dealer network has expanded in each quarter and as of December 31, 1998 there were 2,718 dealers. Of these dealers, 2,386 dealers pay for our service (Core Dealers) and 332 dealers are affiliated with Core Dealers (Non-core Dealers) in North America. Non-core Dealers are generally associated with lower volume vehicle manufacturers (such as Jaguar or Suzuki) or are located in remote, low volume territories and receive purchase request referrals without paying fees to us. We enter into agreements with non-core dealers to ensure the broadest geographic coverage possible for every make of vehicle. Although the net number of our dealers in the United States increased by 51% during 1998, 556 of our dealers were terminated or canceled during the same period. We believe that the principal reasons for the dealer terminations were due to our enforcement of our dealer network agreements and the cancellation of our fax delivery of purchase requests in conjunction with the implementation of the DRT system. Our inability or failure to reduce dealer turnover could have a material adverse effect on our business, results of operations and financial condition.


     Because our primary revenue source is from program fees, our business model is significantly different from many existing Internet commerce sites. The automobiles requested through our site are sold by individual dealers; therefore we derive no direct revenue from the sale of a vehicle and have no significant cost of goods sold, no procurement, carrying or shipping costs and no inventory risk. The only cost of goods sold incurred by us since our inception was the cost of computer equipment sold to dealers, a practice we discontinued in the first quarter of 1998.


     Sales and marketing costs consist primarily of promotion and advertising to build brand awareness and encourage potential customers to go to our Web site. Our sales and marketing expenses were $30.0 million, $21.5 million and $7.8 million in 1998, 1997 and 1996, respectively. We use Internet advertising, as well as traditional media, such as television, radio and print. The majority of our Internet advertising is comprised of sponsorship and partnership agreements with Internet portals and advertising and marketing affiliations with online automotive information providers. Also included in the sales and marketing expenses are the costs associated with signing up new dealers and their ongoing training and support. Sales and marketing costs are recorded as an expense in the period the service is provided. Sales and marketing expenses have historically fluctuated quarter-to-quarter due to varied levels of marketing and advertising and we believe this will continue in the future.


RESULTS OF OPERATIONS

     The following table sets forth our results of operations as a percentage of revenues:


                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                         1996     1997     1998
                                                         ----     ----     ----
STATEMENT OF OPERATIONS DATA:
Revenues...............................................   100%     100%     100%
Operating expenses:
  Sales and marketing..................................   155      140      126
  Product and technology development...................    35       36       36
  General and administrative...........................    33       38       25
                                                         ----     ----     ----
          Total operating expenses.....................   223      214      187
                                                         ----     ----     ----
  Loss from operations.................................  (123)    (114)     (87)
                                                         ----     ----     ----
Other income, net......................................     2        4        5
  Loss before provision for income taxes...............  (120)    (110)     (81)
                                                         ----     ----     ----
Provision for income taxes.............................    --       --       --
                                                         ----     ----     ----
  Net loss.............................................  (120)%   (110)%    (81)%
                                                         ====     ====     ====



1998 COMPARED TO 1997



     Revenues. Our revenues increased by $8.5 million, or 56%, to $23.8 million in 1998, compared to $15.3 million in 1997. The growth in revenue in 1998 was primarily attributable to an increase in the net Core Dealer count and an increase in the average fee charged to subscribing dealers. The number of Core Dealers increased by 743, or 45%, to 2,386 as of December 31, 1998, compared to 1,643 as of December 31, 1997. Our financial statements include revenues derived from computer sales, a practice we discontinued in the first quarter of 1998, of $197,000 in 1998 and $1.5 million in 1997. Excluding our revenue from the sale of computer equipment, our revenues increased by $9.8 million, or 71%, to $23.6 million in 1998 as compared to $13.8 million in 1997. In 1998, we launched additional ancillary services such as Web site advertising and warranties.



     Sales and Marketing. Sales and marketing expenses primarily include advertising and marketing expenses paid to our purchase request providers and for developing our brand equity, as well as personnel and other costs associated with sales, training and support of our dealer network. Sales and marketing expense increased by $8.6 million, or 40%, to $30.0 million in 1998, compared to $21.5 million in 1997. The increase was primarily due to higher numbers of purchase requests provided by strategic referral relationships and higher expenses developing our brand equity. We expect to continue to increase our marketing and advertising budget in the foreseeable future.

     Product and Technology Development. Product and technology development expense primarily includes personnel costs relating to enhancing the features, content and functionality of our Web site and DRT system, as well as expenses associated with our telecommunications and computer infrastructure. Product and technology development expense increased by $3.1 million, or 57%, to $8.5 million in 1998, compared to $5.4 million in 1997. The increase was primarily due to the hiring and training of additional product and technology development support staff.



     General and Administrative. General and administrative expense primarily consists of executive, financial and legal personnel expenses and related costs. General and administrative expense was $5.9 million in 1998 and 1997. Excluding a non-recurring charge of $1.1 million associated with a proposed initial public offering withdrawn in March 1997, general and administrative expense increased by $1.1 million, or 23%, to $5.9 million in 1998, compared to $4.8 million in 1997. This increase is primarily due to additional executive and financial personnel, along with increased legal, rent and depreciation expenses.



     Other Income. Other income consists primarily of interest income. Other income increased by $660,000, or 106%, to $1.3 million in 1998, compared to $620,000 in 1997. This increase is primarily due to a $1.4 million gain realized from the sale of Auto by Tel UK to Inchcape Automotive Limited in November 1998, offset in part by a $792,000 charge for the value of warrants issued to Invision AG and Aureus Private Equity AG. Excluding these non-recurring items, other income increased by $44,000, or 7%, to $664,000 in 1998 as compared to $620,000 in 1997. Interest income increased due to higher cash balances from the sale of preferred stock in 1998.



     Income Taxes. No provision for federal income taxes has been recorded as we incurred net operating losses through December 31, 1998. As of December 31, 1998, we had approximately $37.1 million of federal and $18.4 million of state net operating loss carry forwards that we believe are available to offset future taxable income; such carry forwards expire in various years through 2018. Under the Tax Reform Act of 1986, the amounts of and benefits from our net operating losses carry forwards will likely be limited upon the completion of the initial public offering due to a cumulative ownership change of more than 50% over a three year period. Based on preliminary estimates, we believe the effect of such limitation, if imposed, will not have a material adverse effect on our business, results of operations and financial condition.



1997 COMPARED TO 1996



     Revenues. Our revenues increased by $10.3 million, or 206%, to $15.3 million in 1997, compared to $5.0 million in 1996. The significant growth in revenue in 1997 was primarily attributable to an increase in the net Core Dealer count and an increase in the average fee charged to subscribing dealers. The number of Core Dealers increased by 437, or 36%, to 1,643 as of December 31, 1997, compared to 1,206 as of December 31, 1996. We started selling computer equipment to our dealers during the last quarter of 1996 and these revenues were $1.5 million in 1997 and $147,000 in 1996. Excluding our revenue from the sale of computer equipment, our revenues increased by $9.0 million, or 184%, to $13.8 million in 1997, compared to $4.9 million in 1996. Also, we launched several new ancillary services in 1997, including leasing, financing, credit union services and the Mobalist Rewards Program, which cumulatively represented less than 3% of total revenues during 1997.

     Sales and Marketing. Sales and marketing expense increased by $13.7 million, or 176%, to $21.5 million in 1997, compared to $7.8 million in 1996. This increase is attributable primarily to the increase in advertising and marketing costs associated with driving the growth of purchase requests. To a lesser degree this increase was also due to growth in personnel and other expenses associated with sales training and maintenance of our dealer channel.



     Product and Technology Development. Product and technology development expense increased by $3.7 million, or 206%, to $5.4 million in 1997, compared to $1.8 million in 1996. The increase in product and technology development expense was primarily associated with adding additional product and technical staff.



     General and Administrative. General and administrative expense increased by $4.2 million, or 263%, to $5.9 million in 1997, compared to $1.6 million in 1996. The increase was primarily due to additional executive, financial and legal personnel and related costs, as well as a non-recurring $1.1 million charge associated with a withdrawn initial public offering in 1997. Excluding this non-recurring charge, general and administrative expense increased by $3.1 million, or 194%, to $4.8 million in 1997, compared to $1.6 million in 1996.



     Other Income. Other income, which primarily consists of interest income, increased by $496,000, or 400%, to $620,000 in 1997, compared to $124,000 in
1996. Interest income increased due to higher cash balances from the sale of preferred stock in 1997.

QUARTERLY RESULTS OF OPERATIONS



     The following table sets forth quarterly statement of operations data for the eight quarters ended December 31, 1998. This quarterly information has been derived from our unaudited financial statements and, in our opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with our Consolidated Financial Statements and the notes thereto. The operating results for any quarter are not necessarily indicative of the operating results for any future period.



                  INCOME STATEMENT FOR THE THREE MONTHS ENDED

                            (unaudited in thousands)


                                    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                      1997       1997       1997        1997       1998       1998       1998        1998
                                    --------   --------   ---------   --------   --------   --------   ---------   --------
REVENUES..........................  $ 3,063    $ 3,414     $ 4,293    $ 4,568    $ 4,632    $ 5,405     $ 6,462    $ 7,327
Operating expenses:
  Sales and marketing.............    6,675      4,683       4,436      5,660      8,459      5,470       8,320      7,784
  Product and technology
    development...................    1,103      1,394       1,496      1,455      1,895      1,969       2,352      2,312
  General and administrative......    1,823      1,216       1,079      1,733      1,346      1,190       1,480      1,892
                                    -------    -------     -------    -------    -------    -------     -------    -------
    Total operating expenses......    9,601      7,293       7,011      8,848     11,700      8,629      12,152     11,988
                                    -------    -------     -------    -------    -------    -------     -------    -------
  Loss from operations............   (6,538)    (3,879)     (2,718)    (4,280)    (7,068)    (3,224)     (5,690)    (4,661)
                                    -------    -------     -------    -------    -------    -------     -------    -------
Other income, net.................      165        114         147        194        185        163         153        779
  Loss before provision for income
    taxes.........................   (6,373)    (3,765)     (2,571)    (4,086)    (6,883)    (3,061)     (5,537)    (3,882)
                                    -------    -------     -------    -------    -------    -------     -------    -------
Provision for income taxes........       11          4          --         --         15         10           6          4
                                    -------    -------     -------    -------    -------    -------     -------    -------
  Net loss........................  $(6,384)   $(3,769)    $(2,571)   $(4,086)   $(6,898)   $(3,071)    $(5,543)   $(3,886)
                                    =======    =======     =======    =======    =======    =======     =======    =======



                PERCENTAGE OF REVENUE FOR THE THREE MONTHS ENDED

                                  (unaudited)


                                     MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                       1997       1997       1997        1997       1998       1998       1998        1998
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
Revenues...........................     100%       100%       100%       100%        100%      100%        100%       100%
Operating expenses:
  Sales and marketing..............     218        137        103        124         183       101         129        106
  Product and technology
    development....................      36         41         35         32          41        36          36         32
  General and administrative.......      60         36         25         38          29        22          23         26
                                       ----       ----        ---        ---        ----       ---         ---        ---
    Total operating expenses.......     313        214        163        194         253       160         188        164
                                       ----       ----        ---        ---        ----       ---         ---        ---
  Loss from operations.............    (213)      (114)       (63)       (94)       (153)      (60)        (88)       (64)
                                       ----       ----        ---        ---        ----       ---         ---        ---
Other income, net..................       5          3          3          4           4         3           2         11
  Loss before provision for income
    taxes..........................    (208)      (110)       (60)       (89)       (149)      (57)        (86)       (53)
                                       ----       ----        ---        ---        ----       ---         ---        ---
Provision for income taxes.........      --         --         --         --          --        --          --         --
                                       ----       ----        ---        ---        ----       ---         ---        ---
  Net loss.........................    (208)%     (110)%      (60)%      (89)%      (149)%     (57)%       (86)%      (53)%
                                       ====       ====        ===        ===        ====       ===         ===        ===



     Revenues. Growth in our dealer network and increases in fees and the sale of ancillary products and services have resulted in a compounded quarterly growth in revenue of 13% over the last eight quarters of operations. Revenue growth is primarily associated with program fees and, to a lesser extent, new product offerings. Between the quarters ended December 31, 1996 and March 31, 1998, we recognized revenues associated with computer systems sold to dealers. After the introduction of the current DRT system in February 1998, we discontinued the sale of computer equipment. In the third and fourth quarters of 1997, we recognized non-recurring revenue of $250,000 received from First


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


USA Bank in connection with our customer rewards program and we recognized revenue received from charging CyberStore initial subscription fees, a practice we discontinued in the fourth quarter of 1997. Our financial statements include non-recurring revenue for the DRT system hardware sales, CyberStore initial fees, and fees paid by First USA in connection with the Mobalist program (our Internet customer rewards program) in the amount of $147,000 in revenue in 1996, $2.2 million in 1997, and $197,000 in 1998.



     Sales and Marketing. We have increased spending on sales and marketing every year since our inception. The increase in sales and marketing spending accelerated after we completed our Series A preferred stock offering of $15.0 million in August 1996. We launched an aggressive advertising campaign, and in the quarters ended March 31, 1997 and 1998, we aired a television advertisement during the Super Bowl at a cost of approximately $1.3 million and $1.5 million, respectively. Additionally, in the quarter ended December 31, 1997, we entered into several Internet branding and purchase request generation contracts, including contracts with Excite. From October 1996 through February 1998, we incurred expenses of approximately $1.6 million associated with the sale of computer equipment to support the old DRT system. Such expenses were included in sales and marketing. These computer sales were discontinued in February 1998. We have generally increased the number of sales and marketing personnel each quarter.



     Product and Technology Development. Product and technology development has generally risen on a dollar basis since our inception. The primary cause for the increase in product and technology development expenses is the addition of personnel to develop the technology infrastructure and new programs for our dealers and Internet consumers.


     General and Administrative. The quarter ended March 31, 1997 includes approximately $1.1 million in previously capitalized legal, accounting and other direct costs associated with a proposed initial public offering that was withdrawn in March 1997. In the quarter ended December 31, 1997, general and administrative expenses included legal, severance and bonuses incurred during the period.

POTENTIAL FLUCTUATIONS AND SEASONALITY IN QUARTERLY OPERATING RESULTS

     Our quarterly operating results may fluctuate due to many factors and therefore we cannot assure future financial results. In addition, our expense levels are based in part on our expectations of future revenues which may vary significantly. If our revenues do not increase as projected against our increase in expenses our business, results of operations and financial condition will be materially and adversely affected. Other factors that may adversely affect our quarterly operating results include, but are not limited to (i) our ability to retain existing dealers, attract new dealers and maintain dealer and customer satisfaction, (ii) the announcement or introduction of new or enhanced sites, services and products by us or our competitors, (iii) general economic conditions and economic conditions specific to the Internet, online commerce or the automobile industry, (iv) the level of use of online services and consumer acceptance of the Internet and commercial online services for the purchase of consumer products and services such as those offered by us, (v) our ability to upgrade and develop our systems and infrastructure and to attract new personnel in a timely and effective manner, (vi) the level of traffic on our online sites and other sites that refer traffic to our Web site, (vii) technical difficulties, system downtime or Internet brownouts, (viii) the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure, (ix) governmental regulation, and (x) unforeseen events affecting the industry.

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

     To date, quarter to quarter growth in our revenues have offset any effects due to seasonality. However, we expect our business to experience seasonality as it matures, reflecting seasonal fluctuations in the automotive industry, Internet and commercial online service usage and advertising expenditures. We anticipate that purchase requests will typically increase during the first and third quarters when new vehicle models are introduced and will typically decline during the second and fourth quarters. Internet and commercial online service usage and the growth rate of such usage may be expected typically to decline during the summer. In addition, our advertising costs in traditional media, such as broadcast and cable television, generally decline in the first and third quarters of each year. Depending on the extent to which the Internet and commercial online services are accepted as an advertising medium, seasonality in the level of advertising expenditures could become more pronounced for Internet-based advertising. Seasonality in the automotive industry, Internet and commercial online service usage, and advertising expenditures is likely to cause fluctuations in our operating results and could have a material adverse effect on our business, operating results and financial condition.

LIQUIDITY AND CAPITAL RESOURCES


     Since inception, we have financed our operations primarily from the issuance of shares of preferred stock, which through December 31, 1998 totaled $67.9 million, comprised of $15.0 million raised in August 1996, $9.1 million raised in January 1997, $13.0 million raised in October 1997, $0.5 million issued in exchange for advertising in April 1998, $5.0 million raised in May 1998, $0.6 million issued in exchange for advertising in October 1998, $5 million raised in November 1998 and $19.7 million raised in December 1998. As of December 31, 1998, we had approximately $28.0 million in cash and cash equivalents.



     Net cash used in operating activities increased to $16.3 million in 1998 from $13.5 million in 1997 and $3.6 million in 1996. The increases in the net cash used in operating activities resulted primarily from increased sales and marketing, product development and general and administrative expenditures related to expanding our infrastructure. Also, working capital was used to finance accounts receivable, prepaid expenditures and other assets, offset partially by increased deferred revenue.



     Net cash used in investing activities decreased to $1.1 million in 1998 from $1.8 million in 1997 and increased to $1.8 million in 1997 from $1.5 million in 1996. The net cash used in investing activities resulted primarily from purchases of property and equipment consisting of computer hardware, telecommunications equipment, furniture and leasehold improvements.



     Net cash provided by financing activities increased to $29.6 million in 1998 from $22.0 million in 1997 and $14.1 million in 1996. The net cash provided by financing resulted primarily from the issuance of preferred stock.


     We believe our current cash and cash equivalents, excluding proceeds from this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, our cash requirements depend on several factors, including the level of expenditures on marketing and advertising, the rate of market acceptance, the ability to expand our customer base and increase the volume of purchase requests, the cost of contractual arrangements with online information providers, search engines and other referral sources, and other factors. The timing and amount of such working capital requirements cannot accurately be predicted. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. We have no commitments for any additional financing,

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

and there can be no assurance that any such commitments can be obtained on favorable terms, if at all. Any additional equity financing may be dilutive to our stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising capital and other financial and operational matters which could restrict our operations or finances. If we are unable to obtain additional financing as needed, we may be required to reduce the scope of our operations or our anticipated expansion, which could have a material adverse effect on our business, results of operations and financial condition.

YEAR 2000 ISSUES

     Because many computer applications have been written using two digits rather than four to define the applicable year, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This "Year 2000 issue" could result in system failures or miscalculations causing disruptions of operations, including disruptions of our Web site, the DRT system or normal business activities.

     We do not believe that we have material exposure to the Year 2000 issue with respect to our own information systems since our existing systems correctly define the Year 2000 with four digits. We are currently taking two actions to mitigate the risk and exposure of the Year 2000 issue:

     - We are in the process of obtaining Year 2000 compliance confirmation from our third-party vendors (including, but not limited to, hardware, software, network communications, facility/utility vendors, and data suppliers) as well as our Autobytel.com accredited dealers. We expect to receive a reply to our Year 2000 requests from third party vendors and accredited dealers in early 1999.

     - We are implementing a test lab environment to simulate the Year 2000 rollover with hardware, software, network communications vendors and certain key data suppliers.

     In the event we decide any of our vendors are not Year 2000 compliant, our contingency plan is to first attempt to find a replacement vendor, and if no replacement can be found, to assist such vendor in becoming Year 2000 compliant. If we cannot effectively assist such vendor in becoming Year 2000 compliant, we plan to set up a front-end gate to screen all non-compliant data or to receive the data and modify it so that the data is Year 2000 compliant. We may spend up to $116,000 towards addressing the Year 2000 issue in fiscal year 1999.

     We cannot predict the extent to which the Year 2000 issue will affect our vendors, consumers or dealers, or the extent to which we would be vulnerable if such parties fail to resolve any Year 2000 issues on a timely basis. The failure of such parties subject to the Year 2000 issue to convert their systems on a timely basis or effect a conversion that is compatible with our systems could have a material adverse effect on us. In addition, to the extent our customers are unable to access our Web site or dealers are unable to access the DRT system, such failures would have a material adverse effect on our business, results of operations, or financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement, adopted by us in the first quarter of 1998, requires companies to report a new measurement of income. Comprehensive income (loss) is to include foreign currency
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

translation gains and losses and other unrealized gains and losses that have historically been excluded from net income (loss) and reflected instead in equity. Currently, no material differences exist between our net income or loss and comprehensive net income or loss.

     In March 1998, the American Institute of Certified Public Accounts (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained For Internal Use," which is effective for fiscal years beginning after December 15, 1998. SOP No. 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and defines specific criteria that determine when such costs are required to be expensed, and when such costs may be capitalized. Management believes the adoption of SOP 98-1 will not have a material effect on our consolidated financial statements.

     In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-up Activities," which will be adopted by us in the beginning of our fiscal year beginning January 1, 1999. SOP No. 98-5 provides guidance on the financial reporting of start-up costs and organization costs and requires such costs to be expensed as incurred. We believe the adoption of SOP 98-5 will not have a material effect on our financial statements.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which will be adopted by us in our fiscal year beginning January 1, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments by requiring every derivative instrument to be recorded in the balance sheet as a liability or an asset at fair market value. Any changes to a derivatives fair market value must be recognized currently in earnings unless specific hedge accounting criteria are met. We do not have any derivative instruments or undertake any hedging activities and do not anticipate doing so, therefore the adoption of SFAS No. 133 will not have a material effect on our financial statements.

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

                                    BUSINESS

OVERVIEW

     We are a leading, branded Internet site for new and pre-owned vehicle information and purchasing services. Through our Web site, www.autobytel.com, consumers can research pricing, specifications and other information regarding new and pre-owned vehicles. When consumers indicate they are ready to buy, they can be connected to Autobytel.com's network of over 2,700 participating dealers in North America, with each dealer representing a particular vehicle make. We expect our dealers to promptly provide a haggle-free, competitive offer. In addition, consumers can apply for and receive insurance, financing, leasing and warranty proposals as well as other services and information through our Web site. We believe that our services provide benefits for consumers by supplying them with information to make an informed and intelligent vehicle purchasing decision and by directing consumers to dealers, whom we expect to provide a competitive price. In addition, our services are intended to reduce our dealers' costs by directing to them large volumes of highly qualified purchase requests, thereby enabling them to lower their marketing, advertising and personnel costs while enhancing sales productivity. We provide our services free of charge to consumers and derive substantially all of our revenues from fees paid by participating dealers.

     We introduced our new vehicle purchasing services in May 1995 and our Certified Pre-Owned CyberStore in April 1997. Our new vehicle purchasing service enables consumers to shop for and select a new vehicle through our Web site by providing research on new vehicles (e.g., pricing, features, specifications, colors, etc.). When consumers indicate they are ready to buy, they can complete a purchase request online. The CyberStore allows consumers to search for a pre-owned vehicle according to the price, make, model, color, year and location of the vehicle. The CyberStore locates and displays the description, location and actual photograph of all vehicles that satisfy the consumer's search parameters. The dealers in our network use our online information platform, the DRT system, which provides dealers with immediate purchase request information for new and pre-owned vehicles, the ability to track customers and purchase requests, and other value-added features, including automatic uploading of pre-owned vehicle inventory into our database. In addition, the Company offers a number of automotive finance and insurance services in conjunction with strategic partners, including automobile financing through Chase, GE Capital and Provident Bank and automotive insurance through New Hampshire Insurance Company, a member company of the American Insurance Group.

BACKGROUND

     Growth of the Internet and Online Commerce

     The Web and online services have emerged as significant global communications and commercial media enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation (IDC) estimates that the number of Web users worldwide will grow from approximately 69 million in 1997 to approximately 320 million by 2002. This growth is driven by a number of factors including the large and growing base of installed personal computers in the home and workplace, the decreasing cost of personal computers, easier, faster and cheaper access to the Internet, the distribution of broadband applications, the proliferation of Internet content and the increasing familiarity and acceptance of the Internet by businesses and consumers.

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

     The growth in the use of the Internet has also led to a rapid growth of online commerce. Web commerce sites are enabling businesses to target and manage a broad customer base and establish and maintain ongoing direct customer relationships. As a growing number of businesses and information providers have begun marketing on the Web, it has rapidly become a medium in which consumers can access a vast amount of information regarding the pricing, quality and specification of products. Additionally, online transactions can be faster, less expensive and more convenient than transactions conducted in person or even over the telephone. According to IDC, the total value of goods and services purchased worldwide over the Web will increase from approximately $12.4 billion in 1997 to approximately $425 billion in 2002.

     The Automotive Vehicle Market

     Automotive dealers operate in localized markets and face significant state regulations and increasing business pressures. These fragmented markets, with over 49,000 dealers in aggregate, are characterized by (i) a perceived overabundance of dealerships, (ii) competitive sales within regional markets,
(iii) increasing advertising and marketing costs that continue to reduce dealer profits, (iv) high-pressure sales tactics with consumers, and (v) large investments by dealers in real estate, construction, personnel and other overhead expenses.

     In addition, consumers have traditionally entered into the highly negotiated sales process with relatively little information regarding manufacturer's costs, leasing costs, financing costs, relative specifications and other important information. Buying a vehicle is considered to be one of the most significant purchases a U.S. consumer makes. According to CNW Marketing/Research, over $670 billion was spent on new and pre-owned vehicles in the United States in 1997, representing the sale of over 50 million vehicles. Although automotive retailing attracts significant consumer dollars, we believe that consumers associate the traditional vehicle buying experience with high-pressure sales tactics.

THE AUTOBYTEL.COM SOLUTION

     We believe that our online products and services improve the vehicle purchasing process for both consumers and dealers. We offer consumers an information-rich Web site, numerous tools to configure this information, and a quality fulfillment experience. As part of the fulfillment experience, we expect our dealers to provide competitive price quotes for new and pre-owned vehicles. We believe our services enable dealers to reduce personnel and marketing costs, increase consumer satisfaction, increase customer volume, and expand dealer territories.

     Benefits to Consumers. Our Web site provides consumers free of charge up-to-date specifications and pricing information on vehicles. In addition, our consumers gain easy access to valuable automotive information, such as dealer invoice pricing and the AutoBuyTools(TM) services which consist of a lease calculator, a loan calculator to determine monthly payments and a lease or buy decision tool. Our database of articles allows consumers to perform online library research by accessing documents such as weekly automotive reports, consumer reviews and manufacturer brochures. Various automotive information service providers, such as Edmund's, Kelley Blue Book, Pace Publication's Carprice.com and IntelliChoice, are also aggregated on the Company's Web site to assist consumers with specific vehicle and related automotive decisions such as insurance and financing. Armed with such information, the consumer should be more confident and capable of making an informed and intelligent vehicle buying decision.

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

     We expect our dealers to provide competitive price quotes for new and pre-owned vehicles. By providing dealers with a large number of consumers through quality purchase requests, we believe that we can help our dealers to lower their operating costs due to higher sales volume. We believe that lowering their operating costs allows dealers to offer more competitive prices.

     We believe we offer consumers a significantly different vehicle purchasing experience from that of traditional methods. Consumers using the Autobytel.com system are able to shop for a vehicle, and make financing and insurance decisions from the convenience of their own home or office. We expect dealers to provide consumers a haggle-free price quote and a high level of customer service. We form our dealer relationships after careful analysis of automotive sales and demographic data in each region. We seek to include in our dealer network the largest and highest quality dealers within defined territories. Our strategy to be the leading Internet-based vehicle information and purchasing service depends on our ability to provide consumers with a quality experience.

     Benefits to Dealers. Autobytel.com benefits dealers by reducing the dealers' incremental personnel and marketing costs, increasing consumer satisfaction and increasing consumer volume. Through our investment in national advertising and brand recognition of Autobytel.com, we attract consumers to our Web site and direct them to dealers in their local area. We believe this provides dealers access to a larger number of prequalified consumers without increasing their advertising costs. Dealers' personnel costs should be reduced because we provide dealers access to potential purchasers who have completed their research and should be ready to buy or lease a vehicle. As a result, reaching these consumers and selling or leasing them vehicles costs the dealer little or no additional overhead expense other than the fees paid to us and the personnel costs of a dedicated Autobytel.com manager. Through our DRT system, we provide dealers with on-site technology to better track sales, inventory, customer solicitations, responses and other communications.

     By providing consumers a quality fulfillment experience, we seek to provide Autobytel.com dealers a large number of consumers, allowing them to compete more effectively. Our solution includes an expanding network of over 2,700 participating dealers in the United States and Canada representing every major domestic and imported make of vehicles and light trucks. Because a single dealership location may hold multiple manufacturer franchises, the dealership may represent more than one dealer in the Autobytel.com network.

     To increase each dealer's incentive to participate in the Autobytel.com system, we allocate each dealer an exclusive geographic territory based upon specific vehicle make. A territory allocated by us to a dealer is generally larger than a territory assigned to a dealer by a manufacturer. By granting dealers exclusivity within a geographic area, we intend to assure dealers of a large enough volume of quality purchase requests to lower their operating costs.

     Our Web Site. Because Web sites can be continually updated and provide a large quantity of quality information, we believe the Internet offers the most efficient medium for consumers to learn about and shop for vehicles. The Internet's global reach to consumers allows us to leverage our investment in branding and marketing across a very large national and international audience to create qualified purchase requests for vehicles. For these reasons, we also believe that the Internet represents the most efficient method of directing purchase requests to local markets and dealers.

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

     We provide the following services on our Web site:

[Chart depicting programs and services accessible to Internet consumers through Autobytel.com]

STRATEGY

     Our primary objective is to be the leading global Internet brand for vehicle information and purchasing services. We intend to achieve this objective through the following principal strategies:

     Continue to Build Brand Equity. We believe that due to our focus on both online and offline marketing, we have created one of the leading brand names in our sector. We intend to continue aggressively to market and advertise to enhance our brand recognition with consumers. We believe that continuing to strengthen brand awareness of the Autobytel.com name among consumers is critical to attract vehicle buyers, increase purchase requests and, in turn, increase the size of our dealer base. We intend to continue advertising on the Internet and through traditional media, such as television, radio and printed publications.

     Ensure the Highest Quality Consumer Experience. We believe that consumer satisfaction and loyalty is heavily influenced by the consumer's experience with our site and with our dealers. In order to enhance our appeal to consumers, we intend to continue developing our Web site by enhancing vehicle information, as well as building new features such as personalization, auto maintenance reminders and consumer reviews. As part of our continuing effort to enhance our Web site technology and features, we have entered into strategic co-development relationships, with Intel and Cow Inc. to improve our interactive dealer training. In addition, we plan to continue compiling high quality content from third party sources on our site, including information from Edmund's, IntelliChoice, Carprices.com and Kelley Blue Book. We believe that consumer satisfaction with the vehicle purchasing experience is also essential to our success and the differentiation of our services from those of our competitors. We intend to continue to invest in our dealer training and support services to ensure a consistent, high-quality alternative to the traditional vehicle buying process.

     Increase Purchase Requests. We believe that increasing the volume and quality of purchase requests directed from our Web site to our dealer network is crucial to the long-term growth and success of our business. By augmenting the volume of quality purchase requests, we expect to attract additional dealers to our network, increase fees paid by dealers, and solidify our relationships with participating dealers. Our strategy for increasing traffic to our site and the number of purchase requests includes forming and maintaining online sponsorships and partnerships with Internet portals, such as Excite, and with Internet automotive information providers, such as Edmund's. As part of our strategy to improve the quality of purchase requests, we continue to expand the breadth and depth of information and services available through our Web site to insure that well informed, ready-to-buy consumers are directed to participating dealers.

     Expand and Improve Dealer Network. We believe that strengthening the size and quality of our dealer network is important to the success and growth of our business. We believe our network of over 2,700 dealers is one of the largest in the Internet-based vehicle purchasing industry. Our strategy is to increase the size of our dealer network by attracting new dealers and strengthening relationships with existing dealers by (i) increasing the volume and quality of purchase requests, (ii) advertising in trade publications aimed at dealers and participating in industry trade shows, (iii) maintaining our extensive training and support program to participating dealers, and (iv) providing our DRT system to all participating dealers.


     Invest in Ancillary Online Services. We believe that expanding our services to both consumers and dealers will be critical to establishing ourselves as the premier provider of online automotive services in the future. Our strategy is to continue to invest in ancillary services, particularly in the CyberStore and warranty, finance and insurance services. We also intend to use the DRT system to launch value added services for our dealer network, including allowing dealers to offer accessories and aftermarket products directly through the Autobytel.com Web site. We have recently begun to sell advertising on our Web site and expect to expand this business during 1999. We plan to launch an auction-based, online program for our dealers who sell pre-owned vehicles. We are also seeking opportunities to market the information contained in our databases.



     Expand Internationally. We intend to continue our international expansion through licensing agreements and partnering with local strategic partners. We have established these arrangements with strategic partners such as Inchcape Motors, Bilia AB, Invision AG and Aureus Private Equity AG to launch international automotive information and purchasing services throughout the United Kingdom, Scandinavia and the rest of Europe, respectively. We are exploring additional opportunities in Asia and Latin America.


PRODUCTS, PROGRAMS AND SERVICES

     New Vehicle Purchasing Service. Our new vehicle marketing service enables consumers to shop for and select a new vehicle through our Web site by providing research on new vehicles (e.g., pricing, features, specifications, colors, etc.). When consumers indicate they are ready to buy, a consumer can complete a purchase request online, which specifies the type of vehicle and accessories the consumer desires, along with the consumer's contact information. The purchase request is then routed by us to the nearest participating dealer that sells the type of vehicle requested, and we promptly return an e-mail message to the consumer with the dealership's name and phone number and the name of the Autobytel.com manager at the dealership. Dealers agree in their contracts to contact the consumer within 24 hours of receiving the purchase request with a firm, haggle-free price quote for the requested vehicle. When consumers complete a purchase, they usually take delivery of their vehicle at the dealership showroom. Generally, within ten days of the submission of a consumer's purchase request, we contact the consumer again by e-mail to conduct a quality assurance survey that allows us to evaluate the sales process at participating dealers and improve the quality of dealer service.

     The Autobytel.com network has grown to 2,718 dealers as of December 31, 1998. These dealers represent every major domestic and imported make of vehicle and light truck sold in the United States and Canada. Core dealerships are charged initial subscription fees and on-going fees, principally on a monthly basis, to participate in our dealer network.


     Certified Pre-Owned CyberStore. We launched our CyberStore program in April 1997. The CyberStore allows consumers to search for a pre-owned vehicle according to specific search parameters such as the price, make, model, mileage, year and location of the vehicle. CyberStore locates and displays the description, location and actual photograph of all vehicles that satisfy the search parameters. The consumer can then complete a formal purchase request for a specific vehicle and is contacted by the dealer to conclude the sale. To be listed in the CyberStore, a pre-owned vehicle must first pass a 135-point inspection and be covered by a 72-hour money-back guarantee and three-month, 3,000-mile warranty which is honored nationally by all CyberStore dealers. We charge each new vehicle dealer that participates in the CyberStore program a separate additional monthly fee. The CyberStore program uses the DRT system to provide participating dealers online purchase requests shortly after submission by consumers as well as the ability to track their inventory on a real-time basis.


     Ancillary Customer Services. We offer a number of ancillary services that we market to consumers through our Web site and the linked Web sites of participating partners. We make purchase and lease financing available to consumers through various Autobytel.com financing programs offered by third parties that allow consumers to research and apply for vehicle financing online in a secure manner. Consumers can apply for a loan or lease online at the time they submit their purchase request for either a new or pre-owned vehicle. Consumers are able to arrive at the dealership with their loan pre-approved, their credit verification documents in hand, and the loan paperwork waiting for them. We believe that the convenience of pre-approved purchase or lease financing, combined with a firm, competitive price, enables dealers more easily to consummate purchase requests. Lenders to whom Autobytel.com refers customers pay us an origination fee for most loans and the dealership is compensated by the lender for each loan made to an Autobytel.com consumer through either an origination fee or a limited rate participation fee. We currently market financing through Chase and GE Capital.

     We market vehicle accident, extended warranty and mechanical breakdown insurance to consumers through New Hampshire Insurance Company, a member company of the American Insurance Group (AIG). Our Web site currently features a direct hyperlink to the specific Web site for AIG member companies through which consumers submit requests for insurance quotes and obtain approval. Our agreement with AIG provides that AIG pay us fees based on a percentage of the net premiums earned and collected by AIG on all policies issued to Autobytel.com referred consumers.

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

     We offer critical information concerning all aspects of owning and leasing new and pre-owned vehicles that we believe makes our Web site a valuable resource to consumers. AutoBuyTools(TM), a service on our Web site, consists of a lease calculator, a loan calculator to determine monthly payments and a lease or buy decision tool.

     The Dealer Real Time System. In 1997, we launched a new, proprietary technology and software system called the DRT system. We believe the DRT system gives dealers a competitive advantage compared to delivering purchase requests by fax. A fax-based system has the following inherent inefficiencies: it is susceptible to system delays, has a less effective purchase request and inventory tracking system and it is difficult to control the distribution of purchase requests. Such inefficiencies include the delay of delivering faxes to salesmen and the uncertainty of response time to consumers related to this delivery. The DRT system is designed to enable dealers to communicate in real time with potential customers, better track their inventory and customer contacts and perform related tasks. In March 1998, as part of our new Dealer Agreement, we began requiring our dealers to use the DRT system, and have converted substantially all of our dealers to the DRT system.

     Loyalty Rewards Program (ABT Mobalist). To attract new customers prior to their next vehicle purchase and encourage repeat business from our existing customers, we began to offer consumers in April 1998 an affinity program called Mobalist Rewards. To date, our affinity marketing partners include Virtual Vineyards, Inc. and Uniglobe Travel Online, Inc. This program allows members to earn credits toward the purchase price of a new or pre-owned vehicle through our service. Members earn credits by purchasing products and services from Autobytel.com's retail partners and also by using a credit card co-branded with the Autobytel.com trademark to make purchases. We earn a commission each time these services or the affinity program services are used.


     Planned Online Auction Services. We plan to launch an auction-based program designed to streamline the process of wholesale buying and selling of pre-owned vehicles over the next year. Through this program, we expect that our dealers will be able to place online bids for pre-owned vehicles directly to the wholesaler, eliminating associated distribution costs.


INTERNATIONAL ACTIVITIES


     We intend to expand our new vehicle marketing service to foreign markets through licensing agreements and by establishing relationships with vehicle dealers and strategic partners located in foreign markets. As of December 31, 1998, approximately 161 Canadian dealerships belonged to our network. We have entered into an agreement with Inchcape Motors, the United Kingdom's largest independent automobile distributor, to license our technology, business processes and trade names in the United Kingdom, as well as provide maintenance and development for such technology. We have also entered into similar arrangements with Auto-By-Tel Nordic, an affiliate of Bilia AB, to license our technology, business processes, and trade names in Sweden, Norway, Denmark and Finland. In addition, we have entered into an arrangement with Aureus Private Equity AG and Invision AG relating to the establishment of Web sites using Autobytel.com's vehicle marketing systems throughout the rest of Europe. We intend to enter into similar relationships with strategic partners in other countries that have attractive automobile markets.


MARKETING AND SALES

     Our ability to enhance our brand name recognition, domestically and internationally, and position ourselves as a leading Internet-based vehicle information and purchasing services provider is critical to our efforts to increase the number of vehicle purchase and ancillary service requests, as well as the number and quality of subscribing dealerships. We have invested significant resources to date in marketing and communications activities. Over the past several years, we have been the subject of numerous newspaper, magazine, radio and television stories. Articles about our new vehicle program have appeared in Business Week, Fortune, Forbes, Time, and the Wall Street Journal, among other publications. Television stories featuring us have been aired nationally on NBC Today, NBC Nightly News and CNN. We believe that ongoing media coverage is an important element in creating consumer awareness of the Autobytel.com brand name and has contributed to dealership awareness of, and participation in, our programs.

     We have established marketing and advertising programs with many of the leading automotive information providers on the Internet, including Edmund's, IntelliChoice and Kelley Blue Book which help direct traffic to our Web site and increase purchase requests. Our agreements with automotive information providers typically have terms ranging from one to five years. The agreement with Kelley Blue Book, however, is cancelable by Kelley Blue Book on 60 days notice. Under the agreements, we typically pay the automotive information provider a monthly fee based on the number of users who submit purchase requests after having visited the provider's Web site. Edmund's is our single largest referral service. In 1997 and 1998, approximately 49% and 34%, respectively, of our total purchase requests originated from Edmund's. This percentage decreased to 29% for the last quarter of 1998. Our agreement with Edmund's, pursuant to which we receive referrals from Edmund's Web site, is scheduled to expire July 31, 2000, unless terminated earlier by either party on 90 days notice. Edmund's has agreed to recommend or refer visitors to its Web site only to us and no other competitive online marketing program with respect to new vehicles, although Edmund's may refer prospective buyers directly to automotive manufacturers' Web sites and dealer locator services. We expect Edmund's Web site to account for a significant number of purchase requests for the foreseeable future.

     We endeavor to position ourselves as the leading vehicle and related services purchasing program by affiliating ourselves with online services and Internet portals. For example, we have agreements with AT&T Corp. and CLASSIFIEDS2000 and exclusive relationships with Excite and, through Excite, the automotive channel of Netscape's NetCenter. We believe that our presence on these Internet sites helps to increase purchase request volume and will remain a key element of our future business. We are also working with MediaOne to develop and deliver our broadband service offering. Broadband allows the Internet to deliver content and services at faster speeds through high capacity coaxial cable networks. We believe that the broadband opportunity is becoming an increasingly important focus within the Internet industry, and we intend to enhance our presence using this technology.

     We supplement our Internet presence with television and traditional print advertising. Our initial marketing focus was on computer user and hobbyist publications and major automotive magazines. In late 1996, we began to broaden our marketing efforts with a campaign to accelerate consumer awareness of the Autobytel.com brand name and drive traffic to our Web site through cable television advertisements featured on CNN and CNET, Inc. and network television advertisements featured on NBC and MSNBC. As part of our branding efforts, we aired a 30-second commercial during the broadcast of the Super Bowl in both 1997 and 1998. We expect to continue to use television advertising during 1999 to strengthen our brand awareness.

     In addition to our consumer-oriented marketing activities, we also market our programs directly to dealerships, participate in trade shows, advertise in trade publications and major automotive magazines and encourage subscribing dealerships to recommend our program to other dealerships.

DEALER RELATIONSHIPS AND SERVICES

     Dealer Network. Our dealerships are located in most major metropolitan areas in the United States and Canada and we believe they are generally leaders in their respective markets. As of December 31, 1998, our participating dealership base totaled 2,718 dealers, consisting of 2,386 core dealers and 332 non-core dealers. Core dealerships are franchises with typically high volume vehicle sales (such as Ford or Toyota). These dealerships pay initiation and monthly fees to subscribe to our online marketing program. Non-core dealers are typically franchises of lower-volume vehicle manufacturers (such as Jaguar or Suzuki) or are located in remote, low volume territories, and receive purchase request referrals from us without paying monthly subscription fees to the Company. We enter into agreements with non-core dealers to ensure the broadest geographic coverage possible for the make of vehicle represented by the non-core dealer.

     Customer Support. We actively monitor subscribing dealers through ongoing customer surveys, and research conducted by our internal dealer support group. Generally, within ten days after a consumer submits a purchase request through our Web site, we re-contact the consumer by e-mail requesting completion of a quality assurance survey on our Web site that allows us to evaluate the sales process at participating dealers. Dealerships that fail to abide by the Autobytel.com program guidelines or who receive repeated consumer complaints are generally reviewed and, if appropriate, terminated. In return for requiring a high level of consumer service, we assign participating dealerships exclusive territories. We try to assign dealers attractive territories in order to increase participation in our program.

     Our dealer agreements typically have a five-year term but are cancelable by either party on 30 days notice. Each dealer agreement obligates the dealers to adhere to our policy of providing prompt responses to customers, no haggle pricing practices and full disclosure regarding vehicle availability, add-ons and related matters. We require each dealer to have an Autobytel.com manager whose principal responsibility is supervising the Autobytel.com system, similar to the way in which most dealers have a new vehicle sales manager, pre-owned vehicle sales manager and service and parts department managers who are responsible for those dealership functions. We reserve the right to reduce or modify each dealer's assigned territory after the first six months, although there can be no assurance that a dealer whose territory is reduced or modified will not contest such a change or terminate its subscription. In addition, dealers whose territories are reduced or modified by us may sue us in an effort to prevent the change or recover damages. We have experienced one such suit. See "-- Litigation."

     Training. We believe that traditional dealers and their employees require specialized training to learn the skills necessary to serve the Internet user and take full advantage of our proprietary DRT system. Therefore, we have developed an extensive training program for our dealers. We believe that this training is critical to enhancing the Autobytel.com brand and reputation. We require participating dealerships to have their representatives trained on the Autobytel.com system. Training is conducted at our headquarters in Irvine, California, at regional training centers and at dealerships' premises. Training is currently provided to the dealers at no additional cost. In training our dealers, we de-emphasize traditional vehicle selling techniques and emphasize the Autobytel.com approach. To increase consumer satisfaction and reduce costs, we seek to discourage dealerships from using commissioned and multiple salespersons to interface with our customers.

COMPETITION

     We believe that the principal competitive factors affecting the market for Internet-based vehicle marketing services include:

     - successful marketing and establishment of national brand name recognition,

     - ease of use, speed and quality of service execution,

     - the size and effectiveness of the participating dealership base,

     - the volume and quality of traffic to and purchase requests from a Web site,

     - the ability to introduce new services in a timely and cost-effective manner.

     - technical expertise,

     - customer satisfaction, and

     - competitive dealer pricing.

     Our vehicle purchasing services compete against a variety of Internet and traditional vehicle buying services and automotive brokers. In the Internet-based market, we compete with other entities which maintain similar commercial Web sites including Autoweb.com, Cendant's AutoVantage, General Motors' BuyPower, Microsoft's CarPoint and Stoneage Corporation. Republic Industries has also announced its intention to create a Web site for marketing vehicles. We also compete indirectly against vehicle brokerage firms and affinity programs offered by several companies, including Costco Wholesale Corporation and Wal-Mart Stores, Inc.

     We compete with vehicle insurers, lenders and lessors as well as individual dealerships. Such companies may already maintain or may introduce Web sites which compete with ours. We cannot assure that we can compete successfully against current or future competitors, many of which have substantially more capital, resources and access to additional financing than we do, nor can there be any assurance that competitive pressures faced by us will not result in increased marketing costs, decreased Web site traffic or loss of market share or otherwise will not materially and adversely affect our business, results of operations and financial condition. We compete primarily on brand name recognition acquired through early entry into the Internet-based automotive purchase referral market and through customer and dealer satisfaction.

OPERATIONS AND TECHNOLOGY

     We believe that our future success is significantly dependent upon our ability to continue to deliver a high-performance and reliable Web site, enhance consumer/dealer communications, maintain the highest levels of information privacy and ensure transactional security. We host our Web site at our corporate headquarters in Irvine, California. We currently contract the services of two Tier I Internet Service Providers utilizing four T-1 lines (approximately 6 Mbps capacity) with our primary provider and two T-1 lines (3 Mbps) with the secondary provider. Our primary servers are housed in one climate-controlled, raised floor computer room with back-up power systems. We use industry-standard servers and routers in our network. We have also installed industry-standard firewall products to secure our entire network nationwide. System enhancements are primarily intended to accommodate increased traffic across our Web site, improve the speed in which purchase requests are processed and introduce new and enhanced products and services. System enhancements entail the implementation of sophisticated new technology and system processes and there can be no assurance that such enhancements will prevent or not cause unanticipated system disruptions. Although we maintain local offsite system backups, all of our primary servers are located at our corporate headquarters and are vulnerable to interruption and damage from fire, earthquake, flood, power loss, telecommunications failure and other events beyond our control. We have implemented an out-of-state disaster recovery plan to safeguard dealer and consumer information. We maintain business interruption insurance which pays up to $6 million for the actual loss of business income sustained due to the suspension of operations as a result of direct physical loss of or damage to property at our offices.

FACILITIES

     Our operations are principally located in a single office building in Irvine, California. We occupy three full floors, each consisting of approximately 12,000 square feet, which are leased through August 2001. We have options to renew the leases on each floor for an additional 5-year term, and also hold an option to lease additional floor space in the building. We also lease office space in Houston, Texas, consisting of less than 5,000 square feet through Kre8.net, Inc., an Internet software company for dealer Web site design and systems backup.

GOVERNMENT REGULATION

     We believe that our dealer marketing service does not constitute franchising or qualify as a brokerage activity which would subject us to federal and state franchise, motor vehicle dealer or broker licensing laws. A federal court in Michigan has ruled that our dealer subscription services agreement is not a "franchise" under Michigan law. If our relationship or written agreement with our dealers were found to be a "franchise" under federal or other state franchise laws, we could be subjected to, among other items, franchise disclosure and registration requirements and limitations on our ability to effectuate changes to our relationships with our dealers. Pursuant to an agreement with the Texas Department of Transportation, we cannot grant exclusive territories to its Texas dealers. In addition, we are required to modify our marketing program in Texas to include a pricing model under which all subscribing dealerships in Texas are charged uniform fees based on the population density of their geographic area and to make its program open to all dealerships who wish to apply. The Department also requires us to configure our Texas dealers' territories in such a way that each dealer's territory has at least 250,000 residents. If individual state regulatory requirements change or additional requirements are imposed on us, we may be required to modify our marketing programs in such states in a manner which may undermine the program's attractiveness to consumers or dealers. If we determine that the licensing and related requirements are overly burdensome, we may elect to terminate operations in such state. In addition, in the event that a state deems that we are acting as a broker, we may be required to comply with burdensome licensing requirements of such state or terminate operations in such state. In each case, our business, results of operations and financial condition could be materially and adversely affected.

     Our marketing service may result in changes in the way vehicles are sold or may be viewed as threatening by new and pre-owned vehicle dealers who do not subscribe to the Autobytel.com program. Such businesses are often represented by influential lobbying organizations, and such organizations or other persons may propose legislation which could impact the evolving marketing and distribution model which our service promotes. Should current laws be changed or new laws passed, our business, results of operations and financial condition could be materially and adversely affected. As we introduce new services, we may need to comply with additional licensing regulations and regulatory requirements.

     We expect to expand our operations to various other countries that may have laws or be subject to treaties that regulate the marketing, distribution and sale of motor vehicles. As we consider specific foreign operations, we will be required to expend the resources necessary to determine whether the laws of the countries in which we seek to operate require us to modify our program or otherwise change the Autobytel.com system or prohibit the use of the system in such country entirely. In addition, the laws of other countries may impose licensing, bonding or similar requirements on us as a condition to doing business therein.

     To date, we have not expended significant resources on lobbying or related government affairs issues but may be required to do so in the future.

EMPLOYEES


     As of December 31, 1998, we had a total of 180 employees. We also utilize independent contractors for software and hardware development and certain administrative activities. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.


LITIGATION

     Jerome-Duncan Ford (JDF), a Michigan dealership, first subscribed to our new vehicle marketing program in June 1996. In January 1997, we sought to replace the existing agreement with our new standard subscription services agreement and realign JDF's territory. JDF objected to the realignment and ceased payment of its monthly subscription fee to us. Unable to resolve the matter, we terminated JDF's subscription Dealer Agreement. JDF then sued us in Michigan State Court and sought an injunction to prevent us from cancelling JDF's subscription services agreement. JDF based its action on Michigan franchise law which prohibits a franchiser from terminating a franchisee without good cause. We removed the case to federal court. In late June 1997, the federal district court ruled in favor of us and denied the injunction. The court held that JDF showed insufficient evidence of a likelihood of success on the merits involving claims of breach of Michigan franchise law. The Court found that no franchise existed. We thereafter moved for summary judgment on the franchise issues.

     In late 1997, the court granted our motion for summary judgment and held that our subscription services agreement and method of operation did not constitute a franchise under Michigan state law. The plaintiffs have appealed the ruling.

     Halrec, Inc. (Halrec), a California based Toyota dealership, first subscribed to our new vehicle marketing program in October 1996 and subsequently to our financing program. On November 13, 1998, Halrec sued Auto-By-Tel Marketing Corporation in Superior Court, County of Santa Clara, California for, among other things, restraint of trade, intentional misrepresentation and unfair competition claiming that we wrongfully awarded certain geographic territories that were contractually the property of Halrec to other car dealers. We believe Halrec's claims are without merit and are in negotiations to resolve this lawsuit. In January 1999, we extended a settlement offer that would grant Halrec a new territory.

     From time to time, we are involved in other litigation matters relating to claims arising out of the ordinary course of business. We believe that there are no other claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on our business, results of operations and financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company.


          OFFICERS AND DIRECTORS            AGE                   POSITION
          ----------------------            ---                   --------
Michael J. Fuchs(1)(2)(3).................  52    Chairman of the Board and Director
Mark W. Lorimer...........................  39    Chief Executive Officer, President and
                                                  Director
Robert S. Grimes..........................  54    Executive Vice President and Director
Hoshi Printer.............................  56    Senior Vice President and Chief
                                                  Financial Officer
Ann M. Delligatta.........................  51    Executive Vice President and Chief
                                                  Operating Officer
Jeffrey H. Coats(1)(2)(3).................  41    Director
Mark N. Kaplan(1).........................  68    Director
Kenneth J. Orton(2).......................  47    Director
Peter Titz................................  45    Director


-------------------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Designated Director of the holders of Series A Preferred Stock.

     Michael J. Fuchs was elected as a director of the Company in September 1996 and became Chairman in June 1998. Mr. Fuchs was Chairman and Chief Executive Officer of Home Box Office, a Division of TimeWarner Entertainment Company, L.P., a leading pay-television company, from October 1984 until November 1995, and Chairman and Chief Executive Officer of Warner Music Group, a Division of Time Warner Inc., from May 1995 to November 1995. Mr. Fuchs holds a B.A. from Union College and a J.D. from the New York University School of Law. Mr. Fuchs is a member of the Board of Directors of IMAX Corp., Wink Communications, Inc. and Consolidated Cigar Holdings Inc.

     Mark W. Lorimer joined the Company in December 1996 as Vice President, General Counsel and Secretary, and was promoted to Executive Vice President and Chief Operating Officer in May 1997. In May 1998, Mr. Lorimer was promoted to President. He was elected a director and appointed Chief Executive Officer of the Company in June 1998. From January 1996 to November 1996, Mr. Lorimer was a partner and, from March 1989 to January 1996, was an associate with the law firm of Dewey Ballantine LLP. Mr. Lorimer is a member of the Board of Directors of IMC Mortgage Company. Mr. Lorimer holds a B.S. in Speech from Northwestern University and a J.D. from the Fordham University School of Law.

     Robert S. Grimes has been a director of the Company since inception and has served as Executive Vice President since July 1996. Since September 1987, Mr. Grimes has been President of R.S. Grimes & Co., Inc., a private investment company. From April 1981 to March 1987, Mr. Grimes was a partner with the investment firm of Cowen & Company. Mr. Grimes holds a B.S. from the Wharton School of Commerce and Finance at the University of Pennsylvania and an L.L.B. from the University of Pennsylvania Law School. Mr. Grimes has served on the Board of Directors of Philips International Realty Philips Corp., a New York Stock Exchange listed company, since April 1998.

     Hoshi Printer joined the Company in January 1999 as Senior Vice President and Chief Financial Officer. From June 1996 to December 1998, Mr. Printer served as Vice President, Finance and Administration, Chief Financial Officer and Secretary of Peerless Systems Corporation, a software technology company. From July 1995 to May 1996, Mr. Printer was Chief Financial Officer of Neuron Data Inc., a software technology company. From July 1994 to June 1995 Mr. Printer served as Chief Financial Officer of Soane Technologies Inc., a polymer technology company. From January 1990 to June 1994, Mr. Printer was Chief Financial Officer of Catalytica Inc., an environmental technology company. Mr. Printer also worked at Xerox Corporation for over 17 years as Vice President of Finance and in 1976 served as a consultant to the White House for the President's Reorganization project on cash management. Mr. Printer holds a B.E. in mechanical engineering and a B.E. in electrical engineering from Poona University in India, an M.S. in industrial engineering from Oklahoma State University and an M.B.A. from Stanford University.

     Ann M. Delligatta joined the Company in June 1997 as Senior Vice President and Chief Technology Officer and was promoted to Executive Vice President and Chief Operating Officer in July 1998. From September 1996 to June 1997, Ms. Delligatta was President and Chief Executive Officer of the Pharos Group, an information technology consulting organization. From January 1987 to September 1996, Ms. Delligatta held a number of managerial positions at TRW Inc.'s TRW Information Systems and Services Group, most recently as Vice President and General Manager/Information Technology Services. Ms. Delligatta attended Mount St. Mary's College and was named by McGraw-Hill Companies as one of the "Top 100 Women in Computing in 1996" in recognition of her success in the alignment of business and technology strategies.

     Jeffrey H. Coats was elected a director of the Company in August 1996. Mr. Coats has served as Managing Director of GE Equity Capital Group, Inc., a wholly-owned subsidiary of General Electric Capital Corporation, a significant stockholder in the Company, since April 1996. He has also held various positions, most recently as Managing Director, of GE Capital Corporate Finance Group, Inc., a wholly-owned subsidiary of General Electric Capital Corporation, from June 1987 to April 1993. From March 1994 to April 1996, Mr. Coats served as President of Maverick Capital Equity Partners, LLC, and from April 1993 to January 1994, Mr. Coats was a partner with Veritas Capital, Inc., both of which are investment firms. Mr. Coats holds a B.B.A. in Finance from the University of Georgia and a Masters in International Management in Finance from the American Graduate School of International Management. Mr. Coats is a director and Chairman of the Board of The Hastings Group, Inc., a privately-held clothing retailer, which on October 23, 1995, filed a voluntary petition under Chapter 11 of the Bankruptcy Code and confirmed a plan of liquidation in late 1997. Mr. Coats is a member of the board of directors of Wink Communications, Inc. and of Krause's Furniture, Inc., a publicly-held company.

     Mark N. Kaplan was elected as a director of the Company in June 1998. Mr. Kaplan has been a member of the law firm Skadden, Arps, Slate, Meagher & Flom LLP since 1980. Mr. Kaplan serves on the Board of Directors of the following companies whose shares are publicly traded: American Biltrite, Inc., Congoleum Corporation, Inc., DRS Technologies, Inc., Grey Advertising, Inc., MovieFone, Inc., REFAC Technology Development Corporation, and Volt Information Services, Inc. Mr. Kaplan holds an A.B. and J.D. from Columbia College.

     Kenneth J. Orton was elected a director of the Company in June 1998. Mr. Orton is the President and Chief Executive Officer and a director of Preview Travel, Inc., which he joined in April 1994 as President and Chief Operating Officer. From September 1989 to March 1994, Mr. Orton was Vice President and General Manager of the San Francisco division of Epsilon, a database marketing firm and a wholly owned subsidiary of American Express Company. Prior to his employment with Epsilon, Mr. Orton was Vice President of M/A/R/C Inc., a market research and database marketing company, and Vice President of Sales and Marketing for Future Computing. Mr. Orton also serves as a director of ONSALE, Inc., a publicly-held company. Mr. Orton received a B.A. from California State University, Fullerton.


     Peter Titz was elected a director of the Company in January 1999. Mr. Titz is a manager of Metro International Dienstleistung Beteiligungs AG ("Metro") and Invision AG. Before joining Metro and Invision AG in 1989, Mr. Titz was managing director of various institutions in the financial service sector including American Express in Frankfurt where he was responsible for the introduction of automatic teller machines and the installation of POS systems in Europe. Mr. Titz received a degree in engineering from the University of Aachen and a degree in economics from the University of Bonn. Mr. Titz is President of the Board of Directors of Aureus Private Equity AG and Deutsche Media AG and is a member of the Board of Directors of Teleclip AG.


BOARD COMPOSITION

     The Board of Directors has currently authorized eight members of whom two are to be elected by the holders of Series A Preferred Stock pursuant to the Company's Certificate of Incorporation. Messrs. Coats and Fuchs are the designees of the Series A Preferred Stock to the Board of Directors. The rights of the Series A Preferred stockholders will expire upon the consummation of this offering. Members of the Board of Directors are elected each year at the Company's annual meeting of stockholders, and serve until the following annual meeting of stockholders or until their respective successors have been elected and qualified.


     In accordance with the terms of the Company's Restated Certificate of Incorporation, effective upon the closing of this offering, the terms of office of the Board of Directors will be divided into three classes: the Class I term will expire at the annual meeting of stockholders to be held in 1999; the Class II term will expire at the annual meeting of stockholders to be held in 2000; and the Class III term will expire at the annual meeting of stockholders to be held in 2001. The Class I directors will be Messrs. Lorimer and Titz, the Class II directors will be Messrs. Kaplan and Orton and the Class III directors will be Messrs. Grimes, Fuchs and Coats. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, the Company's Restated Certificate of Incorporation provides that the authorized number of directors shall be designated by the Bylaws of the Company. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of the Company. Directors of the Company may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors. There are no family relationships among any of the directors and executive officers of the Company.

BOARD COMMITTEES

     The Audit Committee consists of Messrs. Coats, Fuchs and Kaplan. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent public accountants, reviews the results and scope of the audit and other services provided by the Company's independent public accountants and reviews and evaluates the Company's control functions.


     The Compensation Committee consists of Messrs. Coats, Fuchs and Orton. The Compensation Committee administers the issuance of stock under the Company's 1996 Stock Incentive Plan, 1996 Stock Option Plan, 1996 Employee Stock Purchase Plan, 1998 Stock Option Plan and 1999 Stock Option Plan, makes recommendations regarding the Company's various incentive compensation and benefit plans and determines salaries for the executive officers and incentive compensation for employees and consultants of the Company.


DIRECTOR COMPENSATION


     The Company's non-employee directors do not currently receive any cash compensation for service on the Company's Board of Directors or any committee thereof, but directors may be reimbursed for certain expenses incurred in connection with attendance at Board and committee meetings. The Company's 1999 Stock Option Plan provides for automatic grants of stock options to non-employee directors. See "Stock Plans -- 1999 Stock Option Plan."


     The Company has entered into indemnification agreements with each member of the Board of Directors and its officers providing for the indemnification of such person to the fullest extent authorized, permitted or allowed by law.

EXECUTIVE COMPENSATION

     The following table sets forth information regarding the compensation (rounded to the nearest thousand) paid during each of the Company's last three completed fiscal years to the Chief Executive Officer of the Company and each of the other five most highly compensated executive officers of the Company as of December 31, 1998 (collectively, the Named Officers).

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                  ANNUAL                         ------------
                                FISCAL         COMPENSATION          OTHER        SECURITIES
    NAME AND PRINCIPAL        YEAR ENDED    -------------------      ANNUAL       UNDERLYING
         POSITION            DECEMBER 31,    SALARY     BONUS     COMPENSATION    OPTIONS(#)
    ------------------       ------------   --------   --------   ------------   ------------
Peter R. Ellis(1)..........      1998       $219,000   $     --     $522,000(2)         --
  Former Chief Executive         1997        275,000    100,000       15,000(3)         --
  Officer and President          1996        123,000    321,000       11,000(4)         --
Mark W. Lorimer............      1998        316,000    150,000        9,000(3)    750,000(5)
  Chief Executive Officer
    and                          1997        200,000    100,000       70,000(6)    100,000
  President                      1996          8,000         --           --       333,333
Robert S. Grimes...........      1998        220,000     75,000           --       125,000
  Executive Vice President       1997        180,000         --           --       116,667
                                 1996         90,000         --           --       166,667
Ann M. Delligatta..........      1998        177,000    100,000           --       316,667(7)
  Executive Vice President       1997         88,000         --           --        83,334
  and Chief Operating
    Officer
Michael J. Lowell..........      1998        190,000         --           --        16,667
  Senior Vice President,         1997        139,000     50,000           --        50,000
  Development                    1996         15,000         --           --       111,111
Anne Benvenuto.............      1998        150,000         --           --        16,667
  Senior Vice President,         1997         13,000      5,000       15,000(6)     33,333
  Marketing

-------------------------

(1) Resigned as Chief Executive Officer in June 1998.


(2) Represents a one-time payment of $500,000, $14,000 car allowance and $8,000 legal expenses. See "Certain Transactions."


(3) Car allowance and lease payments.

(4) Represents certain health benefits, insurance payments and $5,000 car allowance and lease payments.

(5) 500,000 shares of such securities underlying options are contingent on the performance of the Company's market trading price after the closing of the offering.

(6) Relocation expense reimbursement.

(7) 200,000 shares of such securities underlying options are contingent on the performance of the Company's market trading price after the closing of the offering.

OPTION GRANTS DURING 1998

     The following table sets forth the Named Officers and certain information concerning stock options granted to them during 1998. The Company has never issued stock appreciation rights ("SARs").


                                           INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE VALUE
                       ----------------------------------------------------------    OF ASSUMED ANNUAL RATES
                         NUMBER OF       PERCENT OF                                       OF STOCK PRICE
                        SECURITIES     TOTAL OPTIONS                                 APPRECIATION FOR OPTION
                        UNDERLYING       GRANTED TO       EXERCISE                           TERM(5)
                          OPTIONS       EMPLOYEES IN       PRICE       EXPIRATION   --------------------------
        NAME           GRANTED(#)(1)      1998(2)       ($/SHARE)(3)    DATE(4)        5%($)         10%($)
        ----           -------------   --------------   ------------   ----------   -----------   ------------
Mark W. Lorimer......     200,000           12.3%          $13.20       12/17/08    $1,660,282    $ 4,207,480
                          500,000           30.7%           13.20       12/17/08     4,150,705     10,518,700
                           50,000            3.1%           13.20       06/21/08       415,070      1,051,870
Robert S. Grimes.....     125,000            7.7%           13.20       12/17/08     1,037,676      2,629,675
Ann M. Delligatta....     100,000            6.1%           13.20       12/17/08       830,141      2,103,740
                          200,000           12.3%           13.20       12/17/08     1,660,282      4,207,480
                           16,667            1.0%           13.20       06/21/08       138,360        350,630
Anne Benvenuto.......      16,667            1.0%           13.20       06/21/08       138,360        350,630
Michael J. Lowell....      16,667            1.0%           13.20       06/21/08       138,360        350,630
Peter R. Ellis.......          --             --               --             --            --             --


-------------------------
(1) Represents options granted under the Company's Amended and Restated 1996 Stock Incentive Plan and the 1998 Stock Option Plan.


(2) Based on an aggregate 1,630,340 shares of Company common stock subject to options granted to employees during fiscal 1998.


(3) Options were granted at an exercise price equal to the fair market value of the common stock at the date of grant. In determining the fair market value of the common stock, the Board of Directors considered various factors, including the Company's financial condition and business prospects, operating results, the absence of a market for the common stock and the risks normally associated with investments in companies engaged in similar businesses.

(4) The term of each option granted is generally ten years from the date of grant. Options may terminate before their expiration dates, if the optionee's status as an employee or a consultant is terminated or upon the optionee's death or disability.

(5) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future common stock prices.

AGGREGATED OPTION EXERCISES IN 1998 AND YEAR-END OPTION VALUES

     The following table sets forth for each of the Named Officers certain information concerning options exercised during fiscal 1998 and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1998. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding options and the fair market value of the common stock as of December 31, 1998. The Company has never issued SARs.


                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-
                          NUMBER OF                          OPTIONS AT               THE-MONEY OPTIONS AT
                           SHARES                         DECEMBER 31, 1998          DECEMBER 31, 1998($)(1)
                         ACQUIRED ON      VALUE      ---------------------------   ---------------------------
         NAME            EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----            -----------   -----------   -----------   -------------   -----------   -------------
Mark W. Lorimer........      --           $  --        209,999        973,334      $1,609,491     $1,290,506
Michael J. Lowell......      --              --        104,861         72,917         725,006        241,660
Robert S. Grimes.......      --              --        245,834        162,500       2,060,004             --
Ann M. Delligatta......      --              --         29,165        370,836              --             --
Anne Benvenuto.........      --              --          8,333         41,667              --             --
Peter R. Ellis.........      --              --             --             --              --             --


-------------------------
(1) Calculated by determining the difference between the fair market value of the securities underlying the options as of December 31, 1998 ($13.20 per share as determined by the Board of Directors) and the exercise price of the officer's options. In determining the fair market value of the common stock, the Board of Directors considered various factors, including the Company's financial condition and business prospects, its operating results, the absence of a market for the common stock and the risks normally associated with investments in companies engaged in similar businesses.

STOCK PLANS

     1996 Stock Option Plan. The Company's 1996 Stock Option Plan (the Option
Plan) was approved by the Board of Directors on May 18, 1996 and the stockholders on May 31, 1996. The Option Plan was terminated by a resolution of the Board of Directors on October 23, 1996, at which time over 800,000 options had been issued.

     The Option Plan provided for the granting to employees and directors of stock options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code), and for the grant to employees, consultants and directors of nonstatutory stock options. The Company reserved 1,194,444 shares of common stock for issuance under the Option Plan. Under the Option Plan, the exercise price of any incentive stock options granted under the Option Plan were not less than the fair market value of the common stock on the date of grant, and the exercise price of any non-statutory stock option granted under the Option Plan were not less than 85% of the fair market value of the common stock at the date of the grant. The term of all options granted under the 1996 Option Plan did not exceed 10 years. Options granted under the Option Plan are administered by the Board of Directors or a committee of the Board (the "Administrator"). Any options granted under the Option Plan are exercisable at such times as determined by the Administrator, but in no case at a rate of less than 20% per year over five years from the grant date. A majority of the outstanding options vest and became exercisable as to one third of the grant on October 31, 1996, and as to an additional one third of the grant at each successive October 31. Options granted under the Option Plan generally must be exercised within 30 days following termination of the optionee's status as an employee, directors or consultant of the Company, or within 12 months following such optionee's termination by death or disability. Any optionee holding options granted under the Option Plan cannot sell or transfer any shares of common stock during the 180 day period following the effective date of the registration statement relating to an initial public offering of securities filed pursuant to the Securities Act.


     1996 Stock Incentive Plan. The Incentive Plan was approved by the Board of Directors on October 23, 1996, amended and restated by the Board of Directors on November 24, 1996 and approved by the stockholders on January 16, 1997. The Company's 1996 Stock Incentive Plan (the Incentive Plan) provides for the granting to employees and directors of stock options intended to qualify as incentive stock options within the meaning of Section 422 of the Code, and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights.


     As approved by the stockholders, the Company reserved 833,333 shares of common stock for issuance under the Incentive Plan. Options with respect to all of the common stock reserved for issuance have been issued and are either incentive stock options or nonstatutory stock options.

     Options granted under the Incentive Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the Incentive Plan must generally be exercised within three months of the end of the optionee's status as an employee or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's ten year term.


     The exercise price of nonstatutory stock options granted under the Incentive Plan was determined by the Board of Directors, and in all cases, was the fair market value of the common stock on the date of grant. The term of all options granted under the Incentive Plan did not exceed ten years. Stock options granted under the Incentive Plan vest according to vesting schedules determined by the Administrator.


     The Incentive Plan provides that in the event of a merger of the Company with or into another corporation, a sale of substantially all of the Company's assets or a like transaction involving the Company, each option will be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the Committee shall provide for each optionee to have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the Administrator makes an option exercisable in full in the event of a merger or sale of assets, the Administrator will notify the optionee that the option will be fully exercisable for a period of 15 days from the date of such notice, and the option will terminate upon the expiration of such period.


     From October 1996 through January 1999, the Company purported to grant incentive stock options to employees, of which 689,406 shares of their grants exceeded the Incentive Plan limit of 833,333 shares. As of January 29, 1999, 688,921 options, and 485 shares which were acquired upon the exercise of excess options were outstanding in excess of the Incentive Plan limit. Because these grants exceed the plan's limit, they do not qualify as incentive stock options, which have more favorable tax treatment for employees than nonqualified stock options. The Company is notifying all affected optionholders that the options they hold are, therefore, nonqualified stock options rather than incentive stock options.. The Company adopted, subject to shareholder approval, the 1999 Stock Option

Plan pursuant to which it may re-grant to affected optionholders incentive stock options. The Company will seek liability waivers from affected optionholders in exchange for re-grants. At this time the Company is unable to determine what liability, if any, the Company will have to the optionholders in the event that it does not obtain waivers from all affected optionholders.



     In connection with these matters, on January 29, 1999, the Company filed an application with the California Department of Corporations for approval of a rescission offer the Company plans to make to those affected optionholders holding options covering 689,406 shares of common stock. The rescission offer will provide each affected optionholder with three choices. The first choice will be to continue to hold his or her existing options. The second choice will be to pay the optionholder a cash payment of 10% in respect of the aggregate exercise price per share of the vested portion of the option plus 7% statutory interest since the date of grant of the option, and a cash payment of 5% in respect of the aggregate exercise price per share of the unvested portion of the option plus 7% interest. The third choice will be a new grant of incentive stock options under the 1999 Stock Option Plan, the terms of which are similar to the terms of their original stock options, with an exercise price equal to the fair market value on the date of grant; however, optionholders who choose this alternative will be granted additional options based on the length of time the original options were held. The aggregate maximum number of additional shares of common stock issuable under this choice for all those optionholders would be 35,000 shares. The Company estimates that the maximum liability to the Company pursuant to the cash offer is $620,406, assuming all optionholders who have not released the Company choose this option. If the Company pays cash to optionholders, such amounts will be treated as additional compensation expense.


     1996 Employee Stock Purchase Plan. The Company's 1996 Employee Stock Purchase Plan (the Purchase Plan) was adopted by the Board of Directors on November 18, 1996 and approved by the stockholders on January 16, 1997. The maximum number of shares of common stock available for sale is 444,444. Currently the plan has not been implemented. The Purchase Plan, which is intended to qualify under Section 423 of the Code, permits eligible employees of the Company to purchase shares of common stock through payroll deductions of up to ten percent of their compensation for all purchase periods ending within any calendar year.

     Individuals who are eligible employees on the start day of any offering period may enter the Purchase Plan on that start date. Individuals who become eligible employees after the start date of the offering period may join the Purchase Plan on any subsequent quarterly entry date within that period. Employees are eligible to participate if they are customarily employed by the Company or any designated subsidiary for at least 20 hours per week and for more than five months in any calendar year.

     The price of common stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the common stock on the first or last day of each six month purchase period. Employees may end their participation in the Purchase Plan at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company. Rights granted under the Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan.

     The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board. The Board may amend or modify the Purchase Plan at any time. The Purchase Plan will terminate 10 years from the date of its adoption.

     1998 Stock Option Plan. The Company's 1998 Stock Option Plan (the 1998 Option Plan) was adopted by the Board of Directors in December 1998. The Plan provides that an aggregate of 1,500,000 shares of the Company's common stock is available to be granted subject to options to key employees of the Company (and its parent or subsidiary corporations, if any). If any stock option expires or terminates for any reason without having been exercised in full, new stock options may be granted covering the shares of the Company's common stock originally set aside for the unexercised portion of such expired or terminated stock option. Under the 1998 Option Plan, eligible key employees of the Company may receive incentive stock options within the meaning of Section 422 of the Code or nonstatutory stock options. No eligible employee shall receive stock options with respect to more than 700,000 shares of the Company's common stock during any one calendar year. Incentive stock options granted under the 1998 Option Plan must have an exercise price that is no less than the fair market value of the Company's common stock as of the time the option is granted and generally may not be exercised more than ten years after the date of grant. With respect to any optionee who beneficially owns more than 10% of the total combined voting power of all classes of outstanding shares of capital stock of the Company, any incentive stock option must have an exercise price that is no less than 110% of the fair market value of the Company's common stock as of the time the option is granted and may not be exercised more than five years after the date of grant. To the extent that the aggregate fair market value of stock exercisable by an optionee for the first time in any one calendar year under the 1998 Option Plan and all other stock plans of the Company exceeds $100,000, options for such shares shall not be considered incentive stock options but instead shall be considered nonstatutory stock options. Nonstatutory stock options granted under the 1998 Option Plan must have an exercise price that is no less than 85% of the fair market value of the Company's common stock as of the time the option is granted and may not be exercised more than 10 years after the date they are granted. Under the 1998 Option Plan, certain nonstatutory stock options (Performance Options) vest over a time period determined by the Administrator, however, the vesting could accelerate based on the performance of the Company's common stock. All other stock options granted under the 1998 Option Plan vest according to time-based vesting schedules determined by the Administrator; provided, that an optionee who is not an officer, director or consultant shall have the right to exercise at least 20% of the options granted per year over 5 years from the date of grant. Options granted under the 1998 Option Plan are nontransferable, other than by will or the laws of descent and distribution.


     The 1998 Option Plan provides that, unless otherwise provided in the stock option agreement, upon any merger, consolidation, or sale or transfer of all or any part of the Company's business or assets, all rights of the optionee with respect to the unexercised portion of any option shall become immediately vested and may be exercised immediately, except to the extent that any agreement or undertaking of any party to any such merger, consolidation, or sale or transfer of assets, makes specific provisions for the assumption of the obligations of the Company with respect to the 1998 Option Plan. In addition, unless otherwise provided in the stock option agreement for any given option, upon any liquidation or dissolution of the Company, all rights of the optionee with respect to the unexercised portion of any option will terminate and all options will be canceled at the time of any such liquidation or dissolution, except to the extent that any plan pursuant to which such liquidation or dissolution is effected, makes specific provisions with respect to the 1998 Option Plan. The holder of any option granted under the 1998 Option Plan has the right immediately prior to the effective date of such merger, consolidation, sale or transfer of assets, liquidation or dissolution to exercise such option without regard to any vesting provision of such option. In no event may any incentive stock options be exercised later than the date preceding the tenth anniversary date of the grant thereof.


     The 1998 Option Plan will be administered by the Board of Directors or by a committee of the Board of Directors acting as the administrator. The administrator shall select the eligible key employees who are to be granted options, determine the number of shares to be subject to options to be granted to each optionee and designate such options as incentive stock options or nonstatutory stock options. The Board of Directors may at any time amend or modify the 1998 Option Plan, except that the Board of Directors may not, without approval of the stockholders of the Company, (i) increase the number of shares issued under the 1998 Option Plan, (ii) modify the requirements as to eligibility for participation in the 1998 Option Plan or (iii) change the option price provisions of the 1998 Option Plan so as to have a material adverse effect on the Company other than to conform with any applicable provisions of the Code or regulations or rulings thereunder. Unless terminated earlier, the 1998 Option Plan terminates ten years from the date it is adopted by the Board of Directors.



     1999 Stock Option Plan. The Company's 1999 Stock Option Plan (the "1999 Option Plan") was adopted by the Board of Directors on January 14, 1999. The plan provides that an aggregate of 1,800,000 shares of the Company's common stock are available to be granted subject to options to employees of the Company; provided that after March 31, 1999, not more than 1,000,000 options may be granted under the plan. The 1999 Option Plan provides that, unless otherwise provided in the stock option agreement, upon any merger, consolidation, or sale or transfer of all or any part of the Company's business or assets, all rights of the optionee with respect to the unexercised portion of any option shall become immediately vested and may be exercised immediately, except to the extent that any agreement or undertaking of any party to any such merger, consolidation, or sale or transfer of assets, makes specific provisions for the assumption of the obligations of the Company with respect to the 1999 Option Plan.



     Non-employee directors are entitled to participate in the Company's 1999 Stock Option Plan. The 1999 Stock Option Plan provides for an automatic grant of an option to purchase 20,000 shares of common stock (the First Option) to each non-employee director on the date on which the person first becomes a non-employee director; provided, that if any person serving as a non-employee director before January 14, 1999 received less than 20,000 shares on the date such person became a member of the Board, such person will be granted an option to purchase a number of shares equal to the difference between 20,000 shares and the shares actually granted. After the First Option is granted to the non-employee director, he or she will automatically be granted an option to purchase 5,000 shares (a Subsequent Option) on November 1 of each subsequent year provided he or she is then a non-employee director and, provided further, that on such date he or she has served on the Board for at least six months. First Options and each Subsequent Option will have a term of ten years. The shares subject to the First Option and each subsequent option vest in their entirety and becomes exercisable on the first anniversary of the grant date, provided that the optionee continues to serve as a director on such dates. The exercise price of shares subject to the First Option and each Subsequent Option shall be 100% of the fair market value per share of the common stock on the date of the grant of the option.


     The 1999 Stock Option Plan is identical in all other material respects to the 1998 Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between the Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. The Compensation Committee of the Board of Directors currently consists of Mr. Orton, Mr. Coats and Mr. Fuchs.

EMPLOYMENT AGREEMENTS


     On January 1, 1998, the Company entered into a two year severance agreement with Mr. Michael J. Lowell, the Company's Senior Vice President, Development. Under this agreement, Mr. Lowell is entitled to a base salary of $190,000 per year and to all ordinary and customary perquisites afforded to executive employees of the Company and, if Mr. Lowell's employment is terminated without cause, he is entitled to a lump sum severance payment equal to two years' salary. In the event of death or disability, Mr. Lowell's successors, heirs, designees or assigns are entitled to the amount that would have been due to Mr. Lowell for the remainder of the term of the agreement.



     On July 1, 1998, the Company entered into a three year employment agreement with Mr. Mark W. Lorimer, the Company's President and Chief Executive Officer. Under this agreement, Mr. Lorimer is entitled to a base salary of $325,000, a bonus, 200,000 options which vest over two years, 500,000 Performance Options which vest over seven years unless accelerated upon the earlier accomplishment of certain goals, and all ordinary and customary perquisites afforded to executive employees of the Company. If Mr. Lorimer's employment is terminated without cause or if Mr. Lorimer terminates his employment with good reason, Mr. Lorimer is entitled to a lump sum payment equal to the aggregate annual base salary, which annual base salary shall be the highest annual base salary in effect during the term of his employment, that would have been received by Mr. Lorimer if he had remained employed by the Company for the greater of (i) the remaining balance of the three year term or (ii) two years. In the event of a change of control of the Company prior to January 1, 2000, and while Mr. Lorimer remains employed by the Company, the term of the agrement shall automatically extend for a period of three years from the date of the change of control. In addition to the above, in the event Lorimer's employment is terminated during the six month period prior to (or the first thirty-six months following a change of control by Mr. Lorimer for good reason or by the Company other than for cause, disability or death, Mr. Lorimer is entitled to (i) a lump sum payment equal to twice the highest bonus paid to Mr. Lorimer in the last three fiscal years plus the amount of the cost of all benefits for the greater of the remaining balance of the term of two years. In the event of a change of control while Mr. Lorimer is employed by the Company or if Lorimer's employment is terminated by the Company without cause or by Mr. Lorimer for good reason during the six month period prior to a change of control, certain unvested performance-based options shall become vested and exercisable to the extent certain performance targets are met. In the event of the death or disability of Mr. Lorimer during the term of this employment agreement, the Company shall provide Mr. Lorimer or his successors, heirs, designees or assigns, with continued payment of Mr. Lorimer's then current base salary and all benefits for a period of two years.



     On December 17, 1998, the Company entered into a three year employment agreement with Ms. Ann Marie Delligatta, the Company's Executive Vice President and Chief Operating Officer. Under this agreement, Ms. Delligatta is entitled to a base salary of $225,000, a bonus, 100,000 options which vest fully by June 2000, 200,000 Performance Options which vest over seven years unless accelerated upon the earlier accomplishment of certain goals, and all ordinary and customary perquisites afforded to executive employees of the Company. If Ms. Delligatta's employment is terminated without cause or if Ms. Delligatta terminates her employment for good reason, Ms. Delligatta is entitled to a lump sum payment equal to the base salary that would have been received by

Ms. Delligatta if she had remained employed by the Company for the remaining balance of the three year term. Ms. Delligatta's employment with the Company shall terminate automatically in the event of death or upon 30 days' written notice of termination by the Company in the event of a disability.


     On August 20, 1998, the Company entered into a two year Advisory Agreement with Mr. Peter R. Ellis, the former Chairman and Chief Executive Officer of the Company. Under this agreement, Mr. Ellis serves as Special Advisor to the Chief Executive Officer, and is entitled to participate in all employee welfare benefit plans for the term of the agreement and to receive a car allowance in the amount of $1,000 dollars per month until April 30, 1999. In consideration for entering the Advisory Agreement, Mr. Ellis was paid a one time $500,000 lump sum payment and the Company has agreed to pay Mr. Ellis $5,000 per month beginning on the thirteenth month anniversary of the date of this agreement. Upon the death or disability of Mr. Ellis, the Company shall pay to Ellis or his successors, heirs, designees or assigns, the amount that would have been due and owing to Ellis for the remainder of the Term.


INDEMNIFICATION AND LIMITATION OF DIRECTOR AND OFFICER LIABILITY

     The Company's Amended and Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Amended and Restated Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its employees and agents to the fullest extent permitted by law. The Company believes that indemnification under its Amended and Restated Bylaws covers at least negligence and gross negligence on the part of indemnified parties.

     The Company has entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Amended and Restated Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

Series A Preferred Stock

     On August 23, 1996, in a private placement transaction, the Company issued 1,500,000 shares of Series A Preferred Stock at $10.00 per share convertible into common stock at the conversion price per share of $9.00. The number of shares of common stock into which each share of Series A Preferred Stock will convert is 1.11 shares. The holders of such Series A Preferred Stock are entitled to certain registration rights with respect to the shares of common stock issued or issuable upon conversion thereof. See "Description of Capital Stock--Registration Rights." All shares of Series A Preferred Stock will automatically convert into shares of common stock upon the closing of the offering. Investors in this financing consisted of General Electric Capital Corporation (800,000 shares of Series A Preferred Stock), National Union Fire Insurance Company of Pittsburgh, PA, an affiliate of AIG (400,000 shares of Series A Preferred Stock), ContiTrade Services L.L.C. (200,000 shares of Series A Preferred Stock) and Michael Fuchs (100,000 shares of Series A Preferred Stock).

     From July 9, 1996 through August 13, 1996, Michael Fuchs made loans to the Company in the aggregate principal amount of $500,000. These loans, along with accrued interest, converted into Series A Preferred Stock on August 23, 1996 at $10.00 per share. In September 1996, Mr. Fuchs was appointed to the Company's Board of Directors.

     The holders of Series A Preferred Stock have the right to elect two members of the Board of Directors. Because General Electric Capital Corporation holds more than a majority of the shares of Series A Preferred Stock it has the right to designate on behalf of all holders of Series A Preferred Stock such directors. To date, General Capital Electric Corporation has designated Michael Fuchs and Jeffrey Coats to the Board of Directors.

Series B Preferred Stock

     On January 30, 1997, in a private placement transaction the Company issued 967,915 shares of Series B Preferred Stock at $9.35 per share convertible into common stock at the conversion price per share of $10.37. The number of shares of common stock into which each share of Series B Preferred Stock will convert is 0.90 Shares. The holders of such Series B Preferred Stock are entitled to certain registration rights with respect to the shares of common stock issued or issuable upon conversion thereof. See "Description of Capital Stock--Registration Rights." All shares of Series B Preferred Stock will automatically convert into shares of common stock upon the closing of the offering. Investors in this financing consisted of General Electric Capital Corporation (534,760 shares of Series B Preferred Stock), National Union Fire Insurance Company of Pittsburgh, PA, an affiliate of AIG (267,380 shares of Series B Preferred Stock), ContiTrade Services L.L.C. (133,690 shares of Series B Preferred Stock) and Michael Fuchs (32,085 shares of Series B Preferred Stock).

Series C Preferred Stock


     On October 21, 1997, April 30, 1998, May 7, 1998, October 30, 1998,
November 10, 1998, December 16, 1998, December 21, 1998 and December 24, 1998, in private placement transactions, the Company issued a total of 4,968,738 shares of Series C Preferred Stock at $8.80 per share convertible into common stock at the conversion price per share of $13.20. The number of shares of common stock into which each share of Series C Preferred Stock will convert is
0.67 shares. The holders of such Series C

Preferred Stock are entitled to certain registration rights with respect to the shares of common stock issued or issuable upon conversion thereof. See "Description of Capital Stock--Registration Rights". All shares of Series C Preferred Stock will automatically convert into shares of common stock upon the closing of the offering. Investors in these financings consisted of General Electric Capital Corporation (681,819 shares of Series C Preferred Stock), National Union Fire Insurance Company of Pittsburgh, PA, an affiliate of AIG (227,273 shares of Series C Preferred Stock), Tozer Kimsley and Millbourn Automotive, Ltd., a unit of Inchcape Motors (568,182 shares of Series C Preferred Stock), Bilia (568,182 shares of Series C Preferred Stock), National Broadcasting Company, Inc., an affiliate of General Electric Capital Corporation (121,009 shares of Series C Preferred Stock), Invision AG (568,182 shares of Series C Preferred Stock), Aureus Private Equity AG (1,097,727 shares of Series C Preferred Stock) and MediaOne, (1,136,364 shares of Series C Preferred Stock). NBC acquired its shares by providing national spot advertising to the Company.


Other Transactions

     From time to time, the Company has advanced funds to Peter R. Ellis, the former Chairman of the Board and Chief Executive Officer of the Company. As of December 31, 1998, Mr. Ellis was indebted to the Company in the amount of $250,000 plus accrued interest at the rate of 8% per year compounded quarterly. The principal amount of the loan is due and payable on or before March 1, 2003. The Company has received a pledge of 100,657 of Mr. Ellis' shares of common stock to secure this loan.

     The Company and John M. Markovich, the Company's former Senior Vice President and Chief Financial Officer, are parties to a Severance and General Release Agreement dated January 30, 1998 (the Severance Agreement). Pursuant to the terms of the Severance Agreement, in connection with his resignation from the Company, the Company paid to Mr. Markovich a severance payment of $75,000, extended Mr. Markovich's health coverage through July 30, 1998, paid certain outplacement expenses of $10,000 and granted Mr. Markovich a warrant to purchase 33,333 shares of common stock at $11.25 per share. The warrant granted to Mr. Markovich expires on January 30, 2003 unless exercised prior thereto.


     The Company and Mr. Ellis, the Company's former Chief Executive Officer and Chairman of the Board are parties to a two year advisory agreement dated as of August 20, 1998 (the Ellis Advisory Agreement). Under the Ellis Advisory Agreement, Mr. Ellis received $500,000 on the date of execution and commencing on the thirteenth month anniversary of this agreement, Mr. Ellis is entitled to receive $5,000 per month. Mr. Ellis is entitled to participate in all employee health plans and receives a car allowance of $1,000 per month until April 30, 1999. Mr. Ellis' advisory agreement may be terminated by the Company for cause (as defined in such agreement) or upon 30 days prior written notice without cause. In the event Mr. Ellis' advisory agreement is terminated without cause by the Company or due to his death or disability, Mr. Ellis will still be entitled to receive his base salary and health benefits through the remainder of the term of the of the agreement. Mr. Ellis has the right to terminate his advisory agreement on 90 days prior written notice to the Company.


     In addition, on January 11, 1999, in consideration of the Company permitting the sale of $1.4 million of common stock of the Company to certain "accredited investors" as such term is defined under Rule 501 of the Securities Act, Mr. Ellis transferred to the Company the voting power of 593,175 shares (the Proxy Shares) of common stock of the

Company owned by Mr. Ellis for a period that is the earlier of five years from the date thereof or until such time as Mr. Ellis sells the Proxy Shares to a person not affiliated with Mr. Ellis.


     Pursuant to a Marketing and Application Processing Agreement dated February 1, 1997, among GE Capital, Auto-By-Tel Acceptance Corporation (ABTAC) and the Company, ABTAC and the Company agreed to refer customers seeking vehicle financing with favorable credit ratings to GE Capital. In return, GE Capital agreed to pay ABTAC a marketing fee of $100.00 for each financing consummated by GE Capital under this agreement. GE Capital is an affiliate of General Electric Capital Corporation which beneficially owns 1,831,903 shares of common stock. As of December 31, 1998, ABTAC had referred customers to GE Capital to whom GE Capital extended financing in an aggregate amount of approximately $307,000 and received approximately $1,200 in marketing fees since the inception of this relationship.



     Pursuant to a Marketing Agreement dated July 22, 1996, among Auto-By-Tel Acceptance Corporation (ABTAC), New Hampshire Insurance Corporation, a member company of the American International Group (AIG), and the Company, the Company, through ABTAC, authorizes and provides AIG access to its Internet server, for the publication, display, and exhibition of AIG's direct response automobile insurance sales materials to the Company's users. In return, ABTAC is paid compensation based on a flat fee on the basis of the premium collected.



     On November 10, 1998, the Company issued to Invision AG a warrant to purchase an aggregate of 150,000 shares of common stock of the Company at an exercise price of $13.20 per share. This warrant is exercisable as of the date thereof and expires on November 10, 2001.



     On December 16, 1998 and December 23, 1998, the Company issued to Aureus Private Equity AG warrants to purchase 169,800 and 120,000 shares, respectively, of common stock of the Company at an exercise price of $13.20 per share. Each of these warrants are exercisable as of the date thereof and expires on December 16, 2001 and December 23, 2001, respectively. In January 1999, Peter Titz, a manager of Invision AG and a director of Aureus Private Equity AG, was appointed to the Company's Board of Directors.


     On December 21, 1998, the Company issued to MediaOne Interactive Services, Inc. a warrant to purchase an aggregate of 300,000 shares of common stock of the Company at an exercise price of $13.20 per share. This warrant is exercisable as of the date thereof and expires on December 21, 2001.

     All future transactions between the Company and interested directors and stockholders, if any, will be approved by the disinterested directors or stockholders, as appropriate in accordance with Delaware law and the Company's Certificate of Incorporation and Bylaws.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information with respect to the beneficial ownership of the common stock as of December 31, 1998, as adjusted to reflect the conversion of the Preferred Stock into common stock concurrently with the offering and sale of common stock offered hereby for (i) each person or entity who is known by the Company to beneficially own five percent or more of the outstanding common stock, (ii) each of the Company's directors, (iii) each of the Named Officers, (iv) each stockholder who is selling shares of common stock in this offering, and (v) all directors and executive officers of the Company as a group. As of December 31, 1998, there were 14,358,745 shares of common stock outstanding.



                                     SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                            OWNED                                 OWNED
                                    PRIOR TO OFFERING(1)     NUMBER OF      AFTER OFFERING(1)
                                    ---------------------   SHARES BEING   -------------------
                                      NUMBER     PERCENT     OFFERED(2)     NUMBER     PERCENT
                                    ----------   --------   ------------   ---------   -------
Peter R. Ellis(3).................  4,020,667      28.0%      500,000      3,520,667    19.7%
    c/o Autobytel.com
    18872 MacArthur Boulevard
    Irvine, California 92612-1400
John C. Bedrosian(4)..............  3,569,445      24.9%      500,000      3,069,445    17.2%
    c/o Autobytel.com
    18872 MacArthur Boulevard
    Irvine, California 92612-1400
General Electric Capital
  Corporation(5)..................  1,831,903      12.8%                   1,831,903    10.3%
    260 Long Ridge Road
    Stamford, Connecticut 06927
Peter Titz(6).....................  1,550,406      10.5%                   1,550,406     8.5%
    c/o Aureus Private Equity AG
    Zugerstrasse 766
    CH-6340 Baar
    Switzerland
MediaOne Interactive
  Services(7).....................  1,057,576       7.2%                   1,057,576     5.8%
    9000 E. Nichols Avenue
    Englewood, Colorado 80112
Aureus Private Equity AG(6).......  1,021,618       7.0%                   1,021,618     5.6%
    Zugerstrasse 766
    CH-6340 Baar
    Switzerland
National Union Fire Insurance
  Company of Pittsburgh, PA.......    837,157       5.8%                     837,157     4.7%
    200 Liberty Street
    New York, New York 10281
Robert S. Grimes(8)...............    803,472       5.5%                     803,472     4.4%
    c/o R.S. Grimes & Co., Inc.
    152 West 57th Street
    New York, NY 10019
Mark W. Lorimer(9)................    214,165       1.5%                     214,165     1.2%
Michael J. Fuchs(10)..............    146,130       1.0%                     146,130       *
Michael J. Lowell(11).............    106,944         *                      106,944       *
Ann M. Delligatta(12).............     32,637         *                       32,637       *
Anne Benvenuto(13)................      9,721         *                        9,721       *
Mark N. Kaplan....................      1,000         *                        1,000       *
Kenneth J. Orton..................         --         *                           --       *
Hoshi Printer.....................         --         *                           --       *
All directors and executive
  officers as a group (12
  persons)(14)....................  8,717,045      56.5%                   8,217,045    43.4%


---------------
  * Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.


 (2) Assumes no exercise of the underwriters' over-allotment option.

 (3) Includes 46,110 shares held by certain trusts established for family members of Mr. Ellis as to which Mr. Ellis' spouse maintains sole voting power. Includes 118,635 shares Mr. Ellis sold on January 11, 1999 and 593,175 shares as to which Mr. Ellis granted voting power to the Company pursuant to a Voting Proxy dated January 11, 1999. See "Certain Transactions." If the underwriters' over-allotment option were exercised in full, the number of shares beneficially owned by Peter Ellis after the offering would be 3,183,167 and the percentage would be 17.8%.

 (4) All shares are held in the John C. Bedrosian and Judith D. Bedrosian Revocable Trust in which Mr. Bedrosian maintains shared voting powers. If the underwriters' over-allotment option were exercised in full, the number of shares beneficially owned by Mr. Bedrosian after the offering would be 2,731,945 and the percentage would be 15.3%.


 (5) Includes 888,889 shares held by General Electric Capital Corporation (GE) following the conversion of the Series A Preferred Stock, 482,393 shares held by GE following the conversion of the Series B Preferred Stock, and 454,546 shares held by GE following the conversion of the Series C Preferred Stock. Mr. Jeffrey Coats is a managing director of GE Equity Capital Group, Inc., an affiliate of General Electric Capital Corporation, and is a director of the Company. Also includes 6,075 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998 which were granted to Mr. Coats, and subsequently assigned to General Electric Capital Corporation. Mr. Coats disclaims beneficial ownership of such 6,075 shares.



 (6) Mr. Peter Titz is a director of Aureus Private Equity AG, a manager of Invision AG, and a director of the Company. Includes 731,818 shares following the conversion of the Series C Preferred Stock and 289,800 shares issuable upon exercise of warrants held by Aureus Private Equity AG. Also includes 378,788 shares following the conversion of the Series C Preferred Stock and 150,000 shares issuable upon exercise of warrants held by Invision AG.


 (7) Includes 757,576 shares held by MediaOne following the conversion of the Series C Preferred Stock and 300,000 shares issuable upon exercise of warrants.

 (8) Includes an aggregate of 5,554 shares held in irrevocable trusts as to which Mr. Grimes' spouse maintains sole voting power. Includes 247,917 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998.

 (9) Represents 214,165 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998.

(10) Includes 6,076 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998 and 111,111 shares held by Mr. Fuchs following the conversion of the Series A Preferred Stock and 28,943 shares following the conversion of the Series B Preferred Stock.

(11) Represents 106,944 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998.

(12) Represents 32,637 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998.

(13) Represents 9,721 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998.


(14) Includes 623,535 shares issuable upon exercise of options and 439,800 shares issuable upon exercise of warrants exercisable within 60 days of December 31, 1998. Peter Ellis resigned as Chief Executive Officer of the Company in June 1998. If Mr. Ellis' shares are not included in the number of shares beneficially owned by all directors and executive officers as a group, the number of shares owned by the directors and executive officers prior to the offering is 4,696,378 shares or 30.5% of the shares of common stock outstanding, and after the offering would be 4,696,378 shares or 24.8% of the shares of common stock outstanding.


                            DESCRIPTION OF CAPITAL STOCK


     Upon the closing of the Offering, the outstanding shares of common stock will consist of 17,858,745 shares, $0.001 par value. As of December 31, 1998, there were 8,506,455 shares of common stock outstanding held of record by 38 stockholders.


COMMON STOCK

     The Company is authorized to issue a total of 50,000,000 shares of common stock. Holders of common stock are entitled to one vote per share in all matters to be voted on by the stockholders. Subject to the preferences of the Preferred Stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for payment. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of shares of Preferred Stock then outstanding, if any. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of the offering will be fully paid and non-assessable.

PREFERRED STOCK

     Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 11,445,187 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. Upon the closing of the Offering, no shares of Preferred Stock will be outstanding and the Company has no plans to issue any of the Preferred Stock.

REGISTRATION RIGHTS


     Pursuant to the Amended and Restated Investors' Rights Agreement, dated May 7, 1998, among the Company and the holders (the "Holders") of approximately 12,997,957 shares of common stock and securities convertible into common stock (collectively, and as converted, the "Registrable Securities"), the Holders are entitled to certain rights with respect to the registration of such shares under the Act. If the Company proposes to register any of its securities under the Act, either for its own account or for the account of other Holders exercising registration rights, the Holders are entitled to notice of such registration and are entitled to include shares of Registrable Securities therein. Additionally, the Holders are also entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Act at the Company's expense with respect to their shares of Registrable Securities, and the Company is required to use its best efforts to effect such registration. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to effect a requested registration within one year of an initial public offering of the Company's securities, such as the Offering made hereby, or if such requested registration would have an anticipated aggregate offering to the public of less than $30 million. The Holders have waived all such rights in connection with the Offering.


DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     Anti-Takeover Law

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or unless the interested stockholder acquired at least 85% of the corporation's voting stock (excluding shares held by certain designated stockholders) in the transaction in which it became an interested stockholder. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation's voting stock.

     Limitation of Director and Officer Liability

     The Company's Amended and Restated Certificate of Incorporation and Bylaws contain certain provisions relating to the limitation of liability and indemnification of directors and officers. The Company's Amended and Restated Certificate of Incorporation provides that directors of the Company may not be held personally liable to the Company or its stockholders for a breach of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends, distributions and repurchases or redemptions of stock, (iv) for any transaction from which the director derives an improper benefit. In addition, the Company's Amended and Restated Certificate of Incorporation and Bylaws provide that the Company shall indemnify directors and officers to the fullest extent authorized by Delaware law.

     No Stockholder Action by Written Consent

     The Company's Amended and Restated Certificate of Incorporation provides that the stockholders can take action only at a duly called annual or special meeting of stockholders. Accordingly, stockholders of the Company will not be able to take action by written consent in lieu of a meeting. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

     Staggered Board of Directors

     The Company's Amended and Restated Certificate of Incorporation provides that upon the closing of this offering, the terms of office of the Board of Directors will be divided into three classes, such that the terms of Class I, Class II and Class III directors shall expire at the annual meeting of stockholders to be held in 1999, 2000 and 2001, respectively. The number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors of the directors. This provision may have the effect of delaying or preventing changes in control or change in our management because less than a majority of the Board of Directors are up for election at each annual meeting.

TRANSFER AGENT AND REGISTRAR

     U.S. Stock Transfer Corporation, Glendale, California, has been appointed as the transfer agent and registrar for the common stock. Its telephone number for such purposes is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to the Offering, there has been no market for the common stock. Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. Upon completion of the Offering, the Company will have outstanding an aggregate of 17,858,745 shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares, the 4,500,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 of the Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.


SALES OF RESTRICTED SHARES

     The remaining 13,358,745 shares of common stock held by existing stockholders are "restricted securities" under Rule 144 ("Restricted Shares"). The number of shares of common stock available for sale in the public market is limited by restrictions under the Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus (the "lock-up period") without the prior written consent of BT Alex. Brown Incorporated, and the selling shareholders have agreed to the same lock-up except that they have agreed to a 270-day lock-up. On the date of this prospectus, no shares other than the shares offered hereby will be eligible for sale. In addition, following the expiration of the lock-up period, none of the Restricted Shares will become available for sale in the public market until the expiration of their respective holding periods (approximately of such shares will have been held for more than one year at the end of such 180-day period).

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner, except if the prior owner was an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of common stock then outstanding (which will equal approximately 178,587 shares immediately after the Offering); or (ii) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except if the prior owner was an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" could be sold immediately upon the completion of this offering.


     Upon completion of the Offering, the holders of 12,997,957 shares of common stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Act until such time as the holders of such common stock may sell such shares under the Rule 144 of the Securities Act. See "Description of Capital Stock -- Registration Rights." Registration of such shares under the Act would result in such shares becoming freely tradeable without restriction under the Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.


OPTIONS AND RESTRICTED STOCK


     The Company intends to file a registration statement under the Act covering shares of common stock reserved for issuance under the 1999 Stock Option Plan, 1998 Stock Option Plan, 1996 Stock Incentive Plan, the 1996 Stock Option Plan and the 1996 Employee Stock Purchase Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of the offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above. A total of 3,723,433 shares have been reserved for issuance under such plans. As of December 31, 1998, no options have been granted under the 1999 Stock Option Plan, 1,125,000 options have been granted under the 1998 Stock Option Plan, no shares have been purchased under the 1998 Employee Stock Purchase Plan, options to purchase 833,333 shares of common stock have been granted under the 1996 Stock Incentive Plan, options to purchase 889,163 shares of common stock have been granted under the 1996 Stock Option Plan and no shares have been purchased under the 1996 Employee Stock Purchase Plan. See "Management -- Stock Plans."


     In addition, under Rule 701 of the Act as currently in effect, any employee, consultant or advisor of the Company who is not an Affiliate who purchased shares from the Company in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of the Offering, subject to all provisions of Rule 144 except its minimum holding period.

LOCK-UP AGREEMENTS

     All officers, directors, and certain other stockholders of the Company have agreed not to sell, offer, contract or grant any option to sell, make any short sale, pledge, transfer, establish an open "put equivalent position" within the meaning of the Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 180 days after the date of this prospectus, without the prior written consent of BT Alex. Brown Incorporated, and the selling stockholders have agreed to the same lock-up period except for a period of 270 days after the date of this prospectus. In addition, under the terms of the 1996 Option Plan and the Amended and Restated 1996 Incentive Plan, holders of options to purchase common stock are obligated not to sell or transfer any shares of the Company during such 180-day period if so requested by the Company or the underwriters. See "Underwriting."

                    CERTAIN UNITED STATES TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

GENERAL

     The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder, as defined below. As used herein, the term "Non-U.S. Holder" means a holder that for United States federal income tax purposes is an individual or entity other than (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership treated as foreign under U.S. Treasury regulations), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if both (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

     This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to Non-U.S. Holders in light of their personal circumstances (including the fact that in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of common stock may be affected by certain determinations made at the partner level), or to certain types of Non-U.S. Holders which may be subject to special treatment under United States federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities and holders of securities held as part of a "straddle", "hedge", or "conversion transaction") and does not address U.S. state or local or foreign tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. The following summary is included herein for general information. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

LIMITATION ON NET OPERATING LOSS CARRYFORWARDS

     The Company has net operating loss ("NOL") carryforwards as of September 30, 1998 which may, depending upon the circumstances, be available to reduce U.S. federal income taxes payable by the Company in the future. However, if the Company undergoes an "ownership change" within the meaning of Section 382 of the Code, the Company's utilization of its NOL carryforwards could be subject to limitation. In general, an ownership change under Section 382 of the Code will occur if, over a three-year period (or over a shorter period if there has been a prior ownership change within the immediately preceding three-year period), certain stockholders who own directly or indirectly 5% or more of the capital stock of the corporation (including the so-called "public group") increase their percentage ownership by more than 50 percentage points in the aggregate. In general, if such an ownership change occurs, Section 382 of the Code limits the amount of NOLs carried over from pre-ownership change years that can be used in any post-ownership change year to an amount equal to the product obtained by multiplying (1) the value of the Company's capital stock (with certain adjustments) at the time of the ownership change and (2) an interest rate determined by the Internal Revenue Service for the month of the ownership change (the "Section 382 Limitation").

     The Company believes that it will undergo an ownership change for purposes of Section 382 of the Code. As a result, the use of the Company's pre-ownership change NOL carryforwards will be limited annually by the Section 382 Limitation pursuant to the rules described above.

DIVIDENDS

     The Company does not anticipate paying cash dividends on its capital stock in the foreseeable future. See "Dividend Policy." In the event, however, that dividends are paid on shares of common stock, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be provided by an income tax treaty between the United States and a foreign country if the Non-U.S. Holder is treated as a resident of such foreign country within the meaning of the applicable treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefit under a relevant income tax treaty.

     Under currently applicable U.S. Treasury regulations, dividends paid to an address in a foreign country are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, under recently finalized U.S. Treasury regulations (the "Final Regulations"), in the case of dividends paid after December 31, 1999, a Non-U.S. Holder generally would be subject to U.S. backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, unless certain certification procedures (or, in the case of payments made outside the U.S. with respect to an offshore account, certain documentary evidence procedures) are satisfied, directly or through an intermediary. Further, under the Final Regulations, a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate and to avoid backup withholding as discussed below, for dividends paid after December 31, 1999 generally will be required to satisfy applicable certification and other requirements. In addition, under the Final Regulations, in the case of common stock held by a foreign partnership, (i) the certification requirement will generally be applied to the partners of the partnership and (ii) the partnership will be required to provide certain information, including a United States taxpayer identification number. The Final Regulations also provide look-through rules for tiered partnerships.

     The Final Regulations also provide special rules for dividend payments made to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. In addition, recently enacted legislation, effective August 4, 1997, denies income tax treaty benefits to foreigners receiving income derived through a partnership (or otherwise fiscally transparent entity) in certain circumstances. Prospective investors should consult with their own tax advisers concerning the effect, if any, of these Final Regulations and the recent legislation on an investment in the common stock.

     A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

     Dividends that are effectively connected with: (i) a Non-U.S. Holder's conduct of a trade or business in the United States (or, if an income tax treaty applies, attributable to a permanent establishment), or, in the case of the individual, a "fixed base" in the United States ("U.S. trade or business income"), are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service ("IRS") form with the payor (currently Form 4224). However, under the Final Regulations the Non-U.S. Holder will be required to provide a U.S. taxpayer identification number. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.


GAIN ON DISPOSITION OF COMMON STOCK


     A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a disposition of common stock unless: (i) the gain is effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, is attributable to a "permanent establishment," as defined therein) of the Non-U.S. Holder within the U.S. or of a partnership, trust or estate in which the Non-U.S. Holder is a partner or beneficiary within the U.S., (ii) the Non-U.S. Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other requirements, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to certain United States expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period preceding such disposition or the period that the Non-U.S. Holder holds the common stock. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The Company believes that it has not been, is not currently, and does not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. The tax with respect to stock in a "U.S. real property holding corporation" does not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constitute 5% or less of the common stock, provided that the common stock was regularly traded on an established securities market for U.S. federal income tax purposes. If the Company were, or were to become, a U.S. real property holding corporation, the Company believes that the common stock would be treated as "regularly traded on an established securities market." If the common stock were not so treated, on a sale or disposition of the common stock, the transferee of such stock would be required to withhold 10% of the proceeds of such dispositions unless the Company was to provide certification that it is not (and has not been during a specific period) a United States real property holding company or another exemption applied.

     If a Non-U.S. Holder who is an individual is subject to tax under clauses
(i) or (iii) above, such individual generally will be taxed on the net gain derived from a sale of common stock under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder is subject to tax under clause (ii) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident alien of the United States). Thus, individual Non-U.S. Holders who have spent (or expect to spend) more than a de minimis period of time in the United States in the taxable year in which they contemplate a sale of common stock are urged to consult their tax advisers prior to the sale concerning the U.S. tax consequences of such sale.

     If a Non-U.S. Holder that is a foreign corporation is subject to tax under clause (i) above it generally will be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profit tax equal to 30% of its "effectively connected earnings and profits," within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is neither a United States citizen nor a United States resident (as defined for United States federal estate tax purposes) at the time of death will be included in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under United States Treasury regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

     Currently, United States backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply (i) to dividends paid to Non-U.S. Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces such 30% withholding) or (ii) before January 1, 2000, to dividends paid to a Non-U.S. Holder at an address outside of the United States unless the payor has actual knowledge that the payee is a U.S. Holder. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of common stock to beneficial owners that are not "exempt recipients" and that fail to provide, in the manner required, certain identifying information.

     The Final Regulations alter the foregoing rules in certain respects for dividends paid after December 31, 1999. Among other things, such regulations provide certain presumptions under which a Non-U.S. Holder is subject to backup withholding at the rate of 31% and information reporting unless the Company receives certification from the holder of Non-U.S. status. Depending on the circumstances, this certification will need to be provided (i) directly by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of such entity, or (iii) by certain qualified financial institutions or other qualified entities on behalf of the Non-U.S. Holder.

     The payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker has certain U.S. relationships. In the case of the payment of proceeds from the disposition of common stock effected by a foreign office of a broker that is a U.S. person or a "U.S. related person", existing regulations require information reporting on the payment unless (i) the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files as to the Non-U.S. Holder's foreign status, and the broker has no actual knowledge to the contrary, and certain other conditions are met or (ii) the beneficial owner otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business. Further, after December 31, 1999, under the Final Regulations referred to above, information reporting and backup withholding may apply to payments of the gross proceeds from the sale or redemption of the common stock effected through foreign offices of brokers having any of a broader class of connections with the U.S. unless certain IRS certification requirements are complied with. Prospective investors should consult with their own tax advisers regarding the Final Regulations and in particular with respect to whether the use of a particular broker would subject the investor to these rules.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms of the Underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the Underwriters), through their representatives BT Alex. Brown Incorporated, Lehman Brothers Inc. and PaineWebber Incorporated (the Representatives), have severally agreed to purchase from the Company the following respective number of shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
BT Alex. Brown Incorporated.................................
Lehman Brothers Inc.........................................
PaineWebber Incorporated....................................
                                                              --------
          Total.............................................
                                                              ========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of common stock offered hereby if any of such shares are purchased.

     Autobytel.com and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $          per share. The Underwriters may allow, and such dealers may
re-allow, a concession not in excess of $          per share to certain other
dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives.

     Selling Stockholders have granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 675,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of common stock to be purchased by it in the above table bears to 4,500,000, and the stockholders will be obligated, pursuant to the option to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the common stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,500,000 shares are being offered.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Each of the officers and directors and certain stockholders of the Company,
holding in the aggregate        shares of common stock, have agreed not to
offer, sell, contract to sell or otherwise dispose of (or enter into any transaction which is designed to, or could be expected to, result in the disposition of any portion of) any common stock for a period of 180 days after the date of the Company's public offering, without the prior written consent of BT Alex. Brown Incorporated, and the selling stockholders have agreed to a lock-up for a period of 270 days after the date of the Company's public offering. Such consent may be given at any time without public notice and may be given for certain stock holders and not others. The Company has entered into a similar agreement, except that it may issue, and grant options or warrants to purchase, shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, pursuant to the exercise of outstanding options and warrants and the Company's issuance of options and stock granted under the existing stock and stock purchase plans.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of the common stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the Underwriters may over-allot shares of the common stock in connection with this offering, thereby creating a short position in the common stock for their own account. Additionally, to cover such over-allotments or to stabilize the market price of the common stock, the Underwriters may bid for, and purchase, shares of the common stock in the open market. Finally, the representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer if the underwriting syndicate repurchases shares distributed by that Underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for the Company by Paul, Hastings, Janofsky & Walker LLP, New York, New York. Certain legal matters in connection with the common stock offered hereby will be passed upon for the Underwriters by Latham & Watkins, Menlo Park, California.

                                    EXPERTS


     The consolidated financial statements as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 appearing in this prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.


                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1, including amendments thereto, relating to the common stock offered hereby has been filed by the Company with the Securities and Exchange Commission (the Commission), Washington, D.C. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the common stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549, the New

York Regional Office located at 7 World Trade Center, 13th Floor, New York, NY 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661, and copies of all or any part thereof, including any exhibit thereto, may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                               AUTOBYTEL.COM INC.



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of autobytel.com inc.:



     We have audited the accompanying consolidated balance sheets of autobytel.com inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1996, 1997 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of autobytel.com inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1996, 1997 and 1998 in conformity with generally accepted accounting principles.



                                          /s/ ARTHUR ANDERSEN LLP



Los Angeles, California
February 3, 1999

                               AUTOBYTEL.COM INC.



                          CONSOLIDATED BALANCE SHEETS



            (Amounts in thousands, except share and per share data)



                                     ASSETS



                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1998
                                                              --------    --------
Current assets:
  Cash and cash equivalents, includes restricted amounts of
    $248 and $248, respectively.............................  $ 15,813    $ 27,984
  Accounts receivable, net of allowance for doubtful
    accounts of $337 and $402, respectively.................     1,493       2,315
  Prepaid expenses and other current assets.................       795       1,353
                                                              --------    --------
         Total current assets...............................    18,101      31,652
Property and equipment, net.................................     2,317       2,208
Other assets................................................        95         347
                                                              --------    --------
         Total assets.......................................  $ 20,513    $ 34,207
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  2,223    $  2,915
  Accrued expenses..........................................     1,047         915
  Deferred revenue..........................................     3,700       4,008
  Customer deposits.........................................       127         345
  Other current liabilities.................................        66          33
                                                              --------    --------
         Total current liabilities..........................     7,163       8,216
  Deferred rent.............................................        91         123
                                                              --------    --------
         Total liabilities..................................     7,254       8,339
                                                              --------    --------
Commitments and contingencies
Stockholders' equity:
  Convertible preferred stock, Series A, $0.001 par value;
    aggregate liquidation preference of $15,000 at December
    31, 1998; 1,500,000 shares authorized; 1,500,000 shares
    issued and outstanding at December 31, 1997 and 1998....         2           2
  Convertible preferred stock, Series B, $0.001 par value;
    aggregate liquidation preference of $9,050 at December
    31, 1998; 967,915 shares authorized 967,915 shares
    issued and outstanding at December 31, 1997 and 1998....         1           1
  Convertible preferred stock, Series C, $0.001 par value;
    aggregate liquidation preference of $43,725 at December
    31, 1998; 6,977,272 shares authorized; 1,477,274 shares
    issued and outstanding at December 31, 1997; 4,968,738
    shares issued and outstanding at December 31, 1998......         1           4
  Common stock, $0.001 par value; 50,000,000 shares
    authorized; 8,324,443 shares issued and outstanding
    December 31, 1997; 8,506,455 shares issued and
    outstanding at December 31, 1998........................         8           8
  Warrants..................................................        --       1,332
  Additional paid-in capital................................    37,123      67,813
  Deferred compensation.....................................        (1)         --
  Cumulative translation adjustment.........................        --         (19)
  Accumulated deficit.......................................   (23,875)    (43,273)
                                                              --------    --------
         Total stockholders' equity.........................    13,259      25,868
                                                              --------    --------
         Total liabilities and stockholders' equity.........  $ 20,513    $ 34,207
                                                              ========    ========



 The accompanying notes are an integral part of these consolidated statements.

                               AUTOBYTEL.COM INC.



                     CONSOLIDATED STATEMENTS OF OPERATIONS



            (Amounts in thousands, except share and per share data)



                                                 YEARS ENDED DECEMBER 31,
                                         ----------------------------------------
                                            1996          1997           1998
                                         ----------    -----------    -----------
Revenues...............................  $    5,025    $    15,338    $    23,826
                                         ----------    -----------    -----------
Operating expenses:
  Sales and marketing..................       7,790         21,454         30,033
  Product and technology development...       1,753          5,448          8,528
  General and administrative...........       1,641          5,851          5,908
                                         ----------    -----------    -----------
     Total operating expenses..........      11,184         32,753         44,469
                                         ----------    -----------    -----------
  Loss from operations.................      (6,159)       (17,415)       (20,643)
Other income, net......................         124            620          1,280
                                         ----------    -----------    -----------
  Loss before provision for income
     taxes.............................      (6,035)       (16,795)       (19,363)
Provision for income taxes.............          --             15             35
                                         ----------    -----------    -----------
  Net loss.............................  $   (6,035)   $   (16,810)   $   (19,398)
                                         ==========    ===========    ===========
Basic net loss per share...............  $    (0.73)   $     (2.03)   $     (2.30)
                                         ==========    ===========    ===========
Shares used in computing basic net loss
  per share............................   8,252,325      8,291,142      8,423,038
                                         ==========    ===========    ===========
Pro forma basic net loss per share.....  $    (0.68)   $     (1.53)   $     (1.49)
                                         ==========    ===========    ===========
Shares used in computing pro forma
  basic net loss per share.............   8,848,864     10,966,633     13,008,090
                                         ==========    ===========    ===========



 The accompanying notes are an integral part of these consolidated statements.

                               AUTOBYTEL.COM INC.



           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



            (Amounts in thousands, except share and per share data)


                                            CONVERTIBLE                                        MEMBERS'
                                          PREFERRED STOCK        COMMON STOCK                 INTEREST/
                                         ------------------   ------------------              ADDITIONAL   DEFERRED   CUMULATIVE
                                         NUMBER OF            NUMBER OF                        PAID-IN     COMPEN-    TRANSLATION
                                          SHARES     AMOUNT    SHARES     AMOUNT   WARRANTS    CAPITAL      SATION    ADJUSTMENT
                                         ---------   ------   ---------   ------   --------   ----------   --------   -----------
Balance, December 31, 1995.............         --     $--           --     $--     $   --     $    40       $ --        $ --
  Sale of members' interest in ABT
    Acceptance Company, LLC............         --     --            --     --          --          50         --          --
  Issuance of common stock in exchange
    for members' interest..............         --     --     8,250,000      8          --          (8)        --          --
  Issuance of common stock options with
    an exercise price of $0.90 per
    share..............................         --     --            --     --          --          87        (87)         --
  Issuance of Series A convertible
    preferred stock at $10.00 per
    share..............................  1,450,000      2            --     --          --      14,363         --          --
  Issuance of Series A convertible
    preferred stock at $10.00 per share
    upon conversion of debt............     50,000     --            --     --          --         500         --          --
  Issuance of common stock in exchange
    for services.......................         --     --         6,667     --          --          20         --          --
  Issuance of common stock upon
    exercise of stock options..........         --     --        28,148     --          --          25         --          --
  Amortization of deferred
    compensation.......................         --     --            --     --          --          --         61          --
  Net loss.............................         --     --            --     --          --          --         --          --
                                         ---------     --     ---------     --      ------     -------       ----        ----
Balance, December 31, 1996.............  1,500,000      2     8,284,815      8          --      15,077        (26)         --
  Issuance of Series B convertible
    preferred stock at $9.35 per
    share..............................    967,915      1            --     --          --       9,028         --          --
  Issuance of Series C convertible
    preferred stock at $8.80 per
    share..............................  1,477,274      1            --     --          --      12,987         --          --
  Issuance of common stock upon
    exercise of stock options..........         --     --        39,628     --          --          31         --          --
  Amortization of deferred
    compensation.......................         --     --            --     --          --          --         25          --
  Net loss.............................         --     --            --     --          --          --         --          --
                                         ---------     --     ---------     --      ------     -------       ----        ----
Balance, December 31, 1997.............  3,945,189      4     8,324,443      8          --      37,123         (1)         --
  Issuance of Series C convertible
    preferred stock at $8.80 per
    share..............................  3,370,455      3            --     --          --      29,443         --          --
  Issuance of Series C convertible
    preferred stock at $8.80 per share
    in exchange for advertising........    121,009     --            --     --          --       1,065         --          --
  Issuance of warrants in exchange for
    start-up costs for a Pan-European
    entity.............................         --     --            --     --         792          --         --          --
  Issuance of warrant in exchange for
    involvement in broadband
    application project................         --     --            --     --         540          --         --          --
  Issuance of common stock upon
    exercise of stock options..........         --     --       181,012     --          --         169         --          --
  Issuance of common stock at $13.20
    per share..........................         --     --         1,000     --          --          13         --          --
  Amortization of deferred
    compensation.......................         --     --            --     --          --          --          1          --
  Foreign currency translation
    adjustment.........................         --     --            --     --          --          --         --         (19)
  Net loss.............................         --     --            --     --          --          --         --          --
                                         ---------     --     ---------     --      ------     -------       ----        ----
Balance, December 31, 1998.............  7,436,653     $7     8,506,455     $8      $1,332     $67,813       $ --        $(19)
                                         =========     ==     =========     ==      ======     =======       ====        ====


                                          ACCUM-
                                          ULATED
                                         DEFICIT     TOTAL
                                         --------   --------
Balance, December 31, 1995.............  $ (1,030)  $   (990)
  Sale of members' interest in ABT
    Acceptance Company, LLC............        --         50
  Issuance of common stock in exchange
    for members' interest..............        --         --
  Issuance of common stock options with
    an exercise price of $0.90 per
    share..............................        --         --
  Issuance of Series A convertible
    preferred stock at $10.00 per
    share..............................        --     14,365
  Issuance of Series A convertible
    preferred stock at $10.00 per share
    upon conversion of debt............        --        500
  Issuance of common stock in exchange
    for services.......................        --         20
  Issuance of common stock upon
    exercise of stock options..........        --         25
  Amortization of deferred
    compensation.......................        --         61
  Net loss.............................    (6,035)    (6,035)
                                         --------   --------
Balance, December 31, 1996.............    (7,065)     7,996
  Issuance of Series B convertible
    preferred stock at $9.35 per
    share..............................        --      9,029
  Issuance of Series C convertible
    preferred stock at $8.80 per
    share..............................        --     12,988
  Issuance of common stock upon
    exercise of stock options..........        --         31
  Amortization of deferred
    compensation.......................        --         25
  Net loss.............................   (16,810)   (16,810)
                                         --------   --------
Balance, December 31, 1997.............   (23,875)    13,259
  Issuance of Series C convertible
    preferred stock at $8.80 per
    share..............................        --     29,446
  Issuance of Series C convertible
    preferred stock at $8.80 per share
    in exchange for advertising........        --      1,065
  Issuance of warrants in exchange for
    start-up costs for a Pan-European
    entity.............................        --        792
  Issuance of warrant in exchange for
    involvement in broadband
    application project................        --        540
  Issuance of common stock upon
    exercise of stock options..........        --        169
  Issuance of common stock at $13.20
    per share..........................        --         13
  Amortization of deferred
    compensation.......................        --          1
  Foreign currency translation
    adjustment.........................        --        (19)
  Net loss.............................   (19,398)   (19,398)
                                         --------   --------
Balance, December 31, 1998.............  $(43,273)  $ 25,868
                                         ========   ========



 The accompanying notes are an integral part of these consolidated statements.

                               AUTOBYTEL.COM INC.



                     CONSOLIDATED STATEMENTS OF CASH FLOWS



            (Amounts in thousands, except share and per share data)



                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1996        1997        1998
                                                              -------    --------    --------
Cash flows from operating activities:
  Net loss..................................................  $(6,035)   $(16,810)   $(19,398)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................      178         860       1,255
    Provision for bad debt..................................      145         175         187
    Loss on disposal of property and equiptment.............       --          --           1
    Amortization of deferred compensation...................       61          25           1
    Issuance of common stock in exchange for services.......       20          --          --
    Issuance of Series C convertible preferred stock in
     exchange for advertising...............................       --          --       1,065
    Issuance of warrants in exchange for start-up costs for
     a Pan-European entity..................................       --          --         792
    Issuance of warrant in exchange for involvement in
     broadband application project..........................       --          --         540
    Changes in assets and liabilities:
      Accounts receivable...................................     (429)     (1,370)     (1,009)
      Prepaid expenses and other current assets.............     (788)        107        (558)
      Other assets..........................................     (604)        516        (252)
      Accounts payable......................................      564       1,572         692
      Accrued expenses......................................      722         325        (132)
      Deferred revenue......................................    1,970       1,374         308
      Customer deposits.....................................      554        (427)        218
      Other current liabilities.............................       16          34         (33)
      Deferred rent.........................................       17          74          32
                                                              -------    --------    --------
        Net cash used in operating activities...............   (3,609)    (13,545)    (16,291)
                                                              -------    --------    --------
Cash flows from investing activities:
  Acquisition of Internet Development Corporation...........       --        (100)         --
  Purchases of property and equipment.......................   (1,501)     (1,652)     (1,147)
                                                              -------    --------    --------
        Net cash used in investing activities...............   (1,501)     (1,752)     (1,147)
                                                              -------    --------    --------
Cash flows from financing activities:
  Proceeds from sale of common stock........................       25          31         182
  Proceeds from sale of members' interest in ABT Acceptance
    Company, LLC............................................       50          --          --
  Net proceeds from issuance of Series A convertible
    preferred stock.........................................   14,365          --          --
  Net proceeds from issuance of Series B convertible
    preferred stock.........................................       --       9,029          --
  Net proceeds from issuance of Series C convertible
    preferred stock.........................................       --      12,988      29,446
  Proceeds from issuance of notes payable...................      765          --          --
  Repayments of notes payable...............................   (1,081)         --          --
                                                              -------    --------    --------
        Net cash provided by financing activities...........   14,124      22,048      29,628
                                                              -------    --------    --------
Effect of exchange rates on cash............................       --          --         (19)
                                                              -------    --------    --------
Net increase in cash and cash equivalents...................    9,014       6,751      12,171
Cash and cash equivalents, at beginning of period...........       48       9,062      15,813
                                                              -------    --------    --------
Cash and cash equivalents, at end of period.................  $ 9,062    $ 15,813    $ 27,984
                                                              =======    ========    ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for income taxes..............  $     4    $     15    $     35
                                                              =======    ========    ========
  Cash paid during the period for interest..................  $    24    $     --    $      3
                                                              =======    ========    ========



Supplemental disclosure of non-cash financing activities (See Note 7):



* In May 1996, 8,250,000 shares of common stock were issued to founding stockholders in exchange for members' interests in a predecessor limited liability company.



* In August 1996, 50,000 shares of Series A convertible preferred stock were issued in exchange for $500 previously advanced to the Company under three notes payable.



* In September 1996, 6,667 shares of common stock with a fair market value of $20 were issued for services.



* In April 1998, 56,776 shares of Series C convertible preferred stock with a fair market value of $8.80 per share convertible into common stock at the conversion price of $13.20 per share were issued for advertising.



* In October 1998, 64,233 shares of Series C convertible preferred stock with a fair market value of $8.80 per share convertible into common stock at the conversion price of $13.20 per share were issued for advertising.



* In November and December 1998, warrants to purchase 439,800 shares of common stock at $13.20 per share were issued to investors in Series C convertible preferred stock in exchange for a commitment to fund start-up activities of a Pan-European entity in which the Company may invest with the investors.



* In December 1998, a warrant to purchase 300,000 shares of common stock at $13.20 per share was issued to an investor in exchange for involvement in broadband application project.



          The accompanying notes are an integral part of these consolidated statements.

                               AUTOBYTEL.COM INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



            (Amounts in thousands, except share and per share data.)



1. ORGANIZATION AND OPERATIONS OF THE COMPANY



     autobytel.com inc. (the Company) is a branded Internet site for new and pre-owned vehicle information and purchasing services. Through its Web site (www.autobytel.com), consumers can research pricing, specifications and other information related to new and pre-owned vehicles and, when consumers indicate they are ready to buy, can be connected to the Company's network of participating dealers. The Company also provides other related services such as financing, leasing, vehicle warranties and insurance. The Company's services are free to consumers and, to date, the Company has derived substantially all of its revenues from fees paid by subscribing dealers located in the United States and Canada.



     Auto-By-Tel, LLC (ABT), the Company's predecessor, was organized in January 1995 and commenced operations as a California limited liability company in March 1995. ABT Acceptance Company, LLC (ABTAC), an affiliated company under common control, was formed in February 1996. ABT and ABTAC (the LLCs) were reorganized in May 1996 as a Delaware corporation pursuant to the terms of a Contribution Agreement and Plan of Organization (the Plan of Organization) entered into by all of the members of the LLCs (See Note 7). As the LLCs were under common control, the reorganization was accounted for in a manner similar to a pooling-of-interests, whereby the assets and liabilities of ABT and ABTAC were transferred to the Company at their historical cost.



     Since inception, the Company has invested the majority of its efforts in marketing the Company's brand name and developing infrastructure to support anticipated future operating growth. As a result, the Company has experienced significant operating losses and had an accumulated deficit of $43,273 at December 31, 1998. To date, such losses have been financed primarily through private placements of preferred stock (See Note 7).



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



     Principles of Consolidation



     The accompanying consolidated financial statements include the accounts of the Company, its predecessors (See Note 1) and its wholly-owned subsidiaries:
Autobytel Services Corporation, Autobytel Acceptance Corporation, Autobytel Insurance Services, Inc., Autobytel.ca Inc., Kre8.net, Inc., Auto-By-Tel International LLC, Auto by Tel UK Limited and AutoVisions Communications, Inc. All intercompany transactions and balances have been eliminated.



     Use of Estimates in the Preparation of Financial Statements



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               AUTOBYTEL.COM INC.

     Cash and Cash Equivalents



     For the purposes of the consolidated balance sheets and the consolidated statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.



     Concentration of Credit Risk



     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. To date, accounts receivable have primarily been derived from marketing fees billed to subscribing dealers located in the United States and Canada. The Company generally requires no collateral to support customer receivables. The Company maintains reserves for potential credit losses. Historically, such losses have been minor and within management's expectations. As of December 31, 1997 and 1998, no subscribing dealer accounted for greater than 10% of accounts receivable.



     Property and Equipment



     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the remaining lease term or the estimated useful lives of the improvements.



     Stock-Based Compensation



     In 1996, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue accounting for stock-based compensation issued to employees using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, pro forma disclosures required under SFAS No. 123 have been presented (See Note
8).



     Revenue Recognition



     Substantially all revenues to date consist of fees paid by subscribing dealers. These fees are comprised of an initial fee, a monthly fee and, through fiscal 1997, an annual fee. In January 1998, the Company started to eliminate annual fees and increase monthly fees to subscribing dealers. The initial fee and annual fee are recognized ratably over the service period of 12 months. The monthly fee is recognized in the period services are provided. Deferred revenue is comprised of unamortized fees.



     Risks Due to Concentration of Significant Customers and Export Sales



     For all periods presented in the accompanying consolidated statements of operations, no subscribing dealer accounted for greater than 10% of revenues.



     The Company conducts its business within one industry segment within the United States, Canada and the United Kingdom. Revenues from customers outside of the United

                               AUTOBYTEL.COM INC.

States were less than 10% of total revenues for all periods presented in the accompanying consolidated statements of operations.



     Sales and Marketing



     Sales and marketing expense primarily includes advertising and marketing expenses paid to purchase request providers and developing the Company's brand equity, as well as personnel and other costs associated with sales, training and support of the Company's dealer network. Sales and marketing expense also includes cost of sales associated with the sale of computers, which was discontinued in February 1999. Sales and marketing costs are recorded as expenses in the period services are provided. For the years ended December 31, 1996, 1997 and 1998, Internet marketing and advertising costs were $1,838, $5,828, and $11,090 and television advertising expenses were $396, $4,048, and $5,296, respectively.



     Product and Technology Development



     Product and technology development expense primarily includes personnel costs relating to enhancing the features, content and functionality of the Company's Web site and its online dealer information platform (DRT), as well as expenses associated with the Company's telecommunications and computer infrastructure. Product and technology development expenditures are expensed as incurred.



     General and Administrative



     General and administrative expense primarily consists of executive, financial and legal personnel expenses and related costs. General and administrative expense for the year ended December 31, 1997 includes a non-recurring $1.1 million charge associated with a proposed and withdrawn initial public offering in March 1997.



     Foreign Currency Translation



     The functional currency of the Company's subsidiaries is the local currency. Accordingly, all assets and liabilities are translated into U.S. dollars at the current exchange rate as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Gains and losses resulting from the translation of the financial statements are reported as a separate component of stockholders' equity.



     Computation of Basic Net Loss Per Share and Pro Forma Basic Net Loss Per Share



     Historical net loss per share has been calculated under SFAS No. 128, "Earnings per Share." SFAS No. 128 requires companies to compute earnings per share under two different methods (basic and diluted). Basic net loss per share is calculated by dividing the net loss by the weighted average shares of common stock outstanding during the period. No diluted loss per share information has been presented in the accompanying consolidated statements of operations since potential common shares from the conversion of preferred stock, stock options and warrants are antidilutive. The Company evaluated the requirements of the Securities and Exchange Commission Staff Accounting Bulletin

                               AUTOBYTEL.COM INC.

(SAB) No. 98, and concluded that there are no nominal issuances of common stock or potential common stock which would be required to be shown as outstanding for all periods as outlined in SAB No. 98.



     Pro forma basic net loss per share has been calculated assuming the conversion of the outstanding preferred stock into common stock, as if the shares had been converted on the dates of their issuance.



     New Accounting Pronouncements



     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and presentation of comprehensive income. SFAS No. 130, which was adopted by the Company in the first quarter of 1998, requires companies to report a new measurement of income. Comprehensive income (loss) is to include foreign currency translation gains and losses and other unrealized gains and losses that have historically been excluded from net income (loss) and reflected instead in equity. The only comprehensive income included in the accompanying stockholders' equity is foreign currency translation loss of $19 for the year ended December 31, 1998. As this amount is not material, comprehensive income (loss) is not presented in the accompanying consolidated financial statements.



     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company adopted SFAS No. 131 in the fourth quarter of 1998 (See Note 12).



     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and defines specific criteria that determine when such costs are required to be expensed, and when such costs may be capitalized. The Company expenses software development costs as incurred. Management believes that the adoption of SOP 98-1 will not have a material effect on the Company's consolidated financial statements.



     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities," which is effective for fiscal years beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up cost and organization costs and require such costs to be expensed as incurred. Management believes that the adoption of SOP 98-5 will not have a material effect on the Company's consolidated financial statements.



     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments. The statement requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company does not have any derivative instruments as of

                               AUTOBYTEL.COM INC.

December 31, 1998. Management believes that the adoption of SFAS No. 133 will not have a material effect on the Company's consolidated financial statements.



3. BUSINESS ACQUISITION



     In May 1997, one of the Company's subsidiaries, Kre8.net, Inc., entered into an asset purchase agreement with Internet Development Corporation (IDC) to purchase certain assets and to assume certain liabilities of the business. The combined entity develops Web sites for automobile and other industries. The purchase price for the net assets was $100 in cash.



     The acquisition was accounted for by the purchase method. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values whose fair value equaled book value at the closing date. The excess of purchase price over the estimated fair value of net assets acquired was $93, and is being amortized using the straight-line method over a period of three years. The results of operations of the acquired business are included in the accompanying consolidated statements of operations and in the Company's accumulated deficit beginning in May 1997. IDC's revenues and results of operations since the date of acquisition are immaterial.



4. PROPERTY AND EQUIPMENT



     Property and equipment consists of the following:



                                                        DECEMBER 31,
                                                     ------------------
                                                      1997       1998
                                                     -------    -------
Computer software and hardware.....................  $ 2,104    $ 2,800
Furniture and equipment............................      892      1,206
Leasehold improvements.............................      427        561
                                                     -------    -------
                                                       3,423      4,567
Less -- Accumulated depreciation and
  amortization.....................................   (1,106)    (2,359)
                                                     -------    -------
                                                     $ 2,317    $ 2,208
                                                     =======    =======

                               AUTOBYTEL.COM INC.

5. COMMITMENTS AND CONTINGENCIES



     Operating Leases



     The Company leases its facilities and certain office equipment under operating leases which expire on various dates through 2001. At December 31, 1998, future minimum lease payments are as follows:



               YEARS ENDING DECEMBER 31,
               -------------------------
1999...................................................  $  619
2000...................................................     649
2001...................................................     501
2002...................................................      --
2003...................................................      --
Thereafter.............................................      --
                                                         ------
                                                         $1,769
                                                         ======



     Rent expense was $92, $247, and $491 for the years ended December 31, 1996, 1997 and 1998, respectively.



     Marketing and Advertising Agreements



     In September 1997, the Company entered into a three year Internet marketing agreement with a company that operates a search engine. The agreement permits the Company to maintain certain exclusive promotional rights and linkage with the search engine, and provides for certain advertising. As of December 31, 1998, the agreement requires minimum future payments of $3.6 million. The Company expenses these amounts on a straight-line basis over the term of the agreement.



     In June 1998, the Company entered into a two year Internet marketing agreement with another company that operates a search engine. The agreement permits the Company to maintain certain exclusive promotional rights and linkage with the search engine. As of December 31, 1998, the agreement requires minimum future payments of $1.2 million. The Company expenses these amounts on a straight-line basis over the term of the agreement.



     The Company also has multi-year agreements with other automotive information providers that make available to consumers vehicle research data over the Internet. Such agreements are generally for a term of one to three years and require that the Company pay fees to these companies based on the volume of referrals received by the Company from these services. As of December 31, 1998, the minimum future commitments under these agreements were $0.7 million. The Company expenses these amounts on a straight-line basis over the terms of the agreements.



     The Company has agreements with network and cable television stations under which the Company has the right to purchase television advertising. As of December 31, 1998, the minimum future commitments under these agreements were $1.7 million. The Company expenses these amounts as advertising is aired.

                               AUTOBYTEL.COM INC.

     Employment Agreements



     The Company has employment agreements with certain executives under which, in the event of termination without cause or resignation with a good reason, the executives are entitled to receive severance payments equal to the base salary that would have been received by the executives over the remaining term of the agreements. One of these agreements also provides for an additional severance payment in the event of a change in control as defined in the agreement. The term of the agreements range from two to three years.



     Litigation



     In the normal course of business, the Company is involved in various legal proceedings. Based upon the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Company's financial position, liquidity or results of operations.



6.  RETIREMENT SAVINGS PLAN



     The Company has a Retirement Savings Plan (the Retirement Plan) which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. The Retirement Plan covers all full time employees of the Company who are over 21 years of age and have worked for the Company for at least 90 days. Under the Retirement Plan, participating employees are allowed to defer up to 15% of their pretax salaries up to a maximum of $10,000 per year. Company contributions to the Retirement Plan are discretionary. The Company has made no contributions since the inception of the Retirement Plan.



7. STOCKHOLDERS' EQUITY



     Series A Convertible Preferred Stock



     In August 1996, the Board of Directors of the Company authorized 1,500,000 shares of Series A convertible preferred stock (Series A Preferred), and the Company completed the sale of 1,500,000 shares of Series A Preferred at $10.00 per share through a private placement offering. Of the total shares sold, 50,000 shares were issued to an individual in exchange for $500 previously advanced to the Company under three notes payable. In addition, $1,081 of the proceeds were used to repay notes due to the Company's former Chairman and co-founder.



     The Series A Preferred will be automatically converted into 1,666,667 shares of common stock at the conversion ratio of approximately 1:1.11 upon the earliest of (i) the closing of an underwritten public offering of the Company's common stock with a minimum per share price of $13.50 per share, and minimum aggregate offering price of $30 million; (ii) the consent of two-thirds of the holders of preferred stock; or (iii) when fewer than 300,000 shares of Series A Preferred remain outstanding. The Series A Preferred is also convertible into 1,666,667 shares of common stock at the option of the holder. The Company has reserved 1,666,667 shares of common stock to permit the conversion of the Series A Preferred.

                               AUTOBYTEL.COM INC.

     Holders of Series A Preferred are entitled to one vote for each share of common stock into which such shares of Series A Preferred may be converted except with respect to election of directors, whereby the holders, voting separately as a class, are entitled to elect two directors. Each share of Series A Preferred entitles the holder to receive non-cumulative dividends, if and when declared by the Board of Directors, prior to any dividend paid on Series B Preferred or the common stock. Dividends, if any, on Series A Preferred shall be declared at an annual rate of $0.80 per share. As of December 31, 1998, no dividends have been declared.



     In the event of liquidation, the Series A Preferred has preference over Series B Preferred and the common stock in the amount of $10.00 per share, plus declared but unpaid dividends.



     Series B Convertible Preferred Stock



     In January 1997, the Board of Directors of the Company authorized 967,915 shares of Series B convertible preferred stock (Series B Preferred), and the Company completed the sale of 967,915 shares of Series B Preferred at $9.35 per share through a private placement offering.



     The Series B Preferred will be automatically converted into 873,131 shares of common stock at the conversion ratio of approximately 1:0.90 upon the earliest of (i) the closing of an underwritten public offering of the Company's common stock with a minimum per share price of $13.50 per share, and minimum aggregate offering price of $30 million; (ii) the consent of two-thirds of the holders of preferred stock; or (iii) when fewer than 200,000 shares of Series B Preferred remain outstanding. The Series B Preferred is also convertible into 873,131 shares of common stock at the option of the holder. The Company has reserved 873,131 shares of common stock to permit the conversion of the Series B Preferred.



     Holders of Series B Preferred are entitled to one vote for each share of common stock into which such shares of Series B Preferred may be converted. Each share of Series B Preferred entitles the holder to receive noncumulative dividends, if and when declared by the Board of Directors, prior to any dividend paid on the common stock. Dividends, if any, on Series B Preferred shall be declared at an annual rate of $0.80 per share. As of December 31, 1998, no dividends have been declared.



     In the event of liquidation, the Series B Preferred has preference over the common stock in the amount of $9.35 per share, plus declared but unpaid dividends.



     Series C Convertible Preferred Stock



     In October 1997, the Board of Directors of the Company authorized 2,840,909 shares of Series C convertible preferred stock (Series C Preferred), and the Company completed the sale of 1,477,274 shares of Series C Preferred at $8.80 per share through a private placement offering. The Board of Directors of the Company authorized an additional 1,136,363 and 3,000,000 shares of Series C Preferred in February and December 1998, respectively.

                               AUTOBYTEL.COM INC.

     In April 1998, the Company issued 56,776 shares of its Series C Preferred in payment of television advertising with an estimated fair market value of $500. The majority of the advertising was aired and expensed in the three months ended March 31, 1998.



     In May 1998, the Company sold 568,182 shares of the Series C Preferred at $8.80 per share through a private placement.



     In October 1998, the Company issued 64,233 shares of Series C Preferred in payment of television advertising with an estimated fair market value of $565. The amount was expensed in the three months ended December 31, 1998.



     In November 1998, the Company sold 568,182 shares of Series C Preferred at $8.80 per share through a private placement.



     In December 1998, the Company sold 2,234,091 shares of Series C Preferred at $8.80 per share through private placements. Of these shares, 1,136,364 shares were issued to an investor with whom the Company entered into a Directed Proceeds Agreement. Under the Directed Proceeds Agreement, the Company is committed to expend up to $1,000 for the development of technology for broadband applications. In addition, the Company issued a warrant for 300,000 shares of common stock in exchange for the right to participate in the development of this technology and the warrant holder's agreement to use commercially reasonable efforts to involve the Company in other broadband application projects. The fair value of the warrant ($540) has been recorded as a prepaid expense at December 31, 1998.



     The Series C Preferred will be automatically converted into 3,312,492 shares of common stock at the conversion ratio of approximately 1:0.67 upon the earliest of (i) the closing of an underwritten public offering of the Company's common stock with a minimum per share price of $13.50 per share, and minimum aggregate offering price of $30 million; (ii) the consent of two-thirds of the holders of preferred stock; or (iii) when fewer than 250,000 shares of Series C Preferred remain outstanding. The Series C Preferred is also convertible into 3,312,492 shares of common stock at the option of the holder. The Company has reserved 3,312,492 shares of common stock to permit the conversion of the Series C Preferred.



     Holders of Series C Preferred are entitled to one vote for each share of common stock into which such shares of Series C Preferred may be converted. Each share of Series C Preferred entitles the holder to receive non-cumulative dividends, if and when declared by the Board of Directors, prior to any dividend paid on Series A and Series B Preferred and the common stock. Dividends, if any, on Series C Preferred shall be declared at an annual rate of $0.80 per share. As of December 31, 1998, no dividends have been declared.



     In the event of liquidation, the Series C Preferred has preference over Series A and Series B Preferred and the common stock in the amount of $8.80 per share, plus declared but unpaid dividends.



     As of December 31, 1998, 2,000,000 shares of preferred stock were undesignated.

                               AUTOBYTEL.COM INC.

     Common Stock



     Under the terms of the Plan of Organization, the interests of the members of the LLCs were transferred to autobytel.com inc. in a tax-free transaction. In consideration for their respective ownership interests, the members of ABT and ABTAC received 8,250,000 shares of common stock of the Company.



     Warrants



     In November 1998, the Company issued a warrant to purchase 150,000 shares of common stock to an investor in its Series C Preferred in exchange for the investor's commitment to fund organizational and start-up activities related to a Pan-European entity in which the Company may invest with the investor. The warrant is exercisable at $13.20 per share and expires in November 2001. The warrant was valued at $270, which was expensed in the three months ended December 31, 1998.



     In December 1998, the Company issued warrants to purchase 289,800 shares of common stock to another investor in its Series C Preferred in exchange for the investor's commitment to fund organizational and start-up activities related to Pan-European entity in which the Company may invest with the investor. The warrants are exercisable at $13.20 per share and expire in December 2001. The warrants were valued at $522, which was expensed in the three months ended December 31, 1998.



     In December 1998, the Company issued a warrant to purchase 300,000 shares of common stock to an investor in exchange for the right to participate in the development of broadband application technology. The warrant is exercisable at $13.20 per share and expires in December 2001. The warrant was valued at $540, and is recorded as a prepaid expense at December 31, 1998.



8. STOCK OPTION PLANS



     1996 Stock Option Plan



     The Company's 1996 Stock Option Plan (the Option Plan) was approved by the Board of Directors in May 1996. The Option Plan was terminated by a resolution of the Board of Directors in October 1996, at which time 870,555 options had been issued. The Option Plan provided for the granting to employees and directors of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code), and for the granting to employees, consultants and directors of nonstatutory stock options. The Company reserved 1,194,444 shares of common stock for exercise of stock options under the Option Plan. The exercise price of incentive stock options granted under the Option Plan could not be lower than the fair market value of the common stock, and the exercise price of nonstatutory stock options could not be less than 85% of the fair market value of the common stock, as determined by the Board of Directors, on the date of grant. With respect to any participants who, at the time of grant, owned stock that possessed more than 10% of the voting power of all classes of stock of the Company, the exercise price of any stock option granted to such person was to be at least 110% of the fair market value on the grant date, and the maximum term of such option was five years. The term of all other options granted under the Option Plan did not exceed 10 years.

                               AUTOBYTEL.COM INC.

Stock options granted under the Option Plan vest according to vesting schedules determined by the Board of Directors. As of December 31, 1998, options to purchase an aggregate of 206,388 shares of common stock at an exercise price ranging from $0.84 to $0.90 per share were outstanding under the Option Plan.



     1996 Stock Incentive Plan



     The Company's 1996 Stock Incentive Plan (the Incentive Plan) was approved by the Board of Directors in October 1996, and was amended in November 1996. The Incentive Plan provides for the granting to employees and directors of incentive stock options within the meaning of Section 422 of the Code, and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights. The Company has reserved a total of 833,333 shares of common stock for issuance under the Incentive Plan. The exercise price of stock options granted under the Incentive Plan cannot be lower than the fair market value of the common stock, as determined by the Board of Directors, on the date of grant. With respect to any participants who, at the time of grant, own stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of stock options granted to such person must be at least 110% of the fair market value on the grant date, and the maximum term of such options is five years. The term of all other options granted under the Incentive Plan may be up to 10 years. Stock options granted under the Incentive Plan vest according to vesting schedules determined by the Board of Directors.



     From October 1996 to January 1999, the Company approved grants of incentive stock options in excess of the Incentive Plan limit of 833,333 shares. The stock options granted in excess of the Incentive Plan limit do not qualify as incentive stock options. The Company plans to offer affected optionholders the rescission of the grant of their options for a cash payment or a new grant of incentive stock options. The Company believes that the resolution of this matter will not have a material adverse impact on its consolidated financial statements. The Company has adopted the 1999 Stock Option Plan under which new grants of incentive stock options, if required, will be made at the fair market value at the date of new grants (See Note 13).



     1998 Stock Option Plan



     In December 1998, the Company adopted the 1998 Stock Option Plan (the 1998 Option Plan). The Company has reserved 1,500,000 shares under the 1998 Option Plan. The 1998 Option Plan provides for the granting to employees of incentive stock options within the meaning of the Code, and for the granting to employees of nonstatutory stock options. The exercise price of non-statutory options granted under the 1998 Option Plan cannot be lower than 85% of the fair market value of the common stock on the date of grant. The exercise price of all incentive stock options granted cannot be lower than the fair market value on the grant date. With respect to any participants who beneficially own more than 10% of the voting power of all classes of stock of the Company, the exercise price of any stock option granted to such person must be at least 110% of the fair market value on the grant date, and the maximum term of such option is five years. The term of all other options granted under the 1998 Option Plan may be up to 10 years. Under the 1998 Option Plan, certain nonstatutory stock options (Performance Options) vest over a

                               AUTOBYTEL.COM INC.

time period determined by the Board of Directors, however, the vesting could accelerate based on the performance of the Company's common stock. All other stock options granted under the 1998 Option Plan vest according to vesting schedules determined by the Board of Directors.



     The 1998 Option Plan provides that, unless otherwise provided in the stock option agreement, in the event of any merger, consolidation, or sale or transfer of all or any part of the Company's business or assets, all rights of the optionee with respect to the unexercised portion of any option shall become immediately vested and may be exercised immediately, except to the extent that any agreement or undertaking of any party to any such merger, consolidation, or sale or transfer of assets makes specific provisions for the assumption of the obligations of the Company with respect to the 1998 Option Plan.



     During the year ended December 31, 1996, the Company granted options under the aforementioned plans to purchase an aggregate of 1,568,059 shares of common stock at various exercise prices ranging from $0.90 to $11.25 per share. During the year ended December 31, 1996, the Company recorded, based upon an independent appraisal obtained by the Company's Board of Directors, $87 of deferred compensation expense relating to certain options. This amount was amortized over the vesting periods of the options. Amortization of deferred compensation for the years ended December 31, 1996, 1997 and 1998 was $61, $25 and $1, respectively.



     During the year ended December 31, 1997, the Company granted options to various employees to purchase 853,504 shares of common stock at an exercise price of $13.20 per share.



     During the year ended December 31, 1998, the Company granted options to various employees to purchase 1,630,340 shares of common stock at an exercise price of $13.20 per share.



     In January 1999, the Company granted options to Hoshi Printer, Senior Vice President and Chief Financial Officer, to purchase 150,000 shares of common stock at an exercise price of $13.20 per share.



     1996 Employee Stock Purchase Plan



     The Company's 1996 Employee Stock Purchase Plan (the Purchase Plan) was adopted by the Board of Directors in November 1996. The Purchase Plan, which is intended to qualify under Section 423 of the Code, permits eligible employees of the Company to purchase shares of common stock through payroll deductions of up to ten percent of their compensation, up to a certain maximum amount for all purchase periods ending within any calendar year. The Company has reserved a total of 444,444 shares of common stock for issuance under the Purchase Plan. The price of common stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the common stock on the first or last day of each six month purchase period. Employees may end their participation in the Purchase Plan at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company. There have been no stock purchases under the Purchase Plan. In January 1999, the Board of Directors ratified the suspension of the Purchase Plan.

                               AUTOBYTEL.COM INC.

     A summary of the status of the Company's stock options as of December 31, 1996, 1997 and 1998, and changes during such periods is presented below:



                                                                WEIGHTED
                                                                AVERAGE
                                                  NUMBER OF     EXERCISE
                                                   OPTIONS       PRICE
                                                  ----------    --------
Outstanding at December 31, 1995................          --     $   --
Granted.........................................   1,568,059       3.24
Exercised.......................................     (28,148)      0.90
Canceled........................................     (19,353)      0.90
                                                  ----------     ------
Outstanding at December 31, 1996................   1,520,558       3.32
Granted.........................................     853,504      13.20
Exercised.......................................     (39,629)      0.90
Canceled........................................    (156,688)      7.88
                                                  ----------     ------
Outstanding at December 31, 1997................   2,177,745       6.92
Granted.........................................   1,630,340      13.20
Exercised.......................................    (181,012)      0.94
Canceled........................................    (767,733)      6.93
                                                  ----------     ------
Outstanding at December 31, 1998................   2,859,340     $10.87
                                                  ==========     ======
Exercisable at December 31, 1996................     362,958     $ 0.89
                                                  ==========     ======
Exercisable at December 31, 1997................     858,187     $ 2.78
                                                  ==========     ======
Exercisable at December 31, 1998................     738,860     $ 6.42
                                                  ==========     ======
Weighted-average fair value of options granted
  during 1996 whose exercise price is less than
  the market price of the stock on the grant
  date (169,445 options)........................                 $ 2.45
                                                                 ======
Weighted-average fair value of options granted
  during 1996 whose exercise price exceeds the
  market price of the stock on the grant date
  (1,398,614 options)...........................                 $ 1.16
                                                                 ======
Weighted-average fair value of options granted
  during 1997 whose exercise price equals the
  market price of the stock on the grant date
  (853,504 options).............................                 $ 2.73
                                                                 ======
Weighted-average fair value of options granted
  during 1998 whose exercise price equals the
  market price of the stock on the grant date
  (1,630,340 options)...........................                 $ 3.25
                                                                 ======



     The fair value of each option granted through December 31, 1998 is estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: (i) no dividend yield, (ii) volatility of effectively zero, (iii) weighted-average risk-free interest rate of approximately 6.70%, 6.18%, and 4.80% for the years ended December 31, 1996, 1997 and 1998, respectively, and (iv) expected life of six years for the years ended December 31, 1996 and 1997 and four to seven years for the year ended December 31, 1998.

                               AUTOBYTEL.COM INC.

     The following table summarizes information about stock options outstanding at December 31, 1998:



                             OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                 -------------------------------------------   --------------------------
                                WEIGHTED
                                AVERAGE          WEIGHTED                     WEIGHTED
                 NUMBER OF   REMAINING LIFE      AVERAGE       NUMBER OF      AVERAGE
EXERCISE PRICE    OPTIONS      (IN YEARS)     EXERCISE PRICE    OPTIONS    EXERCISE PRICE
--------------   ---------   --------------   --------------   ---------   --------------
0$.84.........     166,667        7.5             $ 0.84        166,667        $ 0.84
0.90.........       39,721        7.5               0.90         39,442          0.90
4.50.........      466,666        7.8               4.50        279,444          4.50
11.25........       24,443        7.9              11.25         16,294         11.25
13.20........    2,161,843        9.5              13.20        237,013         13.20
                 ---------        ---             ------        -------        ------
0$.84-$13.20..   2,859,340        9.1             $10.87        738,860        $ 6.42
                 =========        ===             ======        =======        ======



     Had compensation cost for the Company's stock option grants for its stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net loss and net loss per share for the years ended December 31, 1996, 1997 and 1998 would approximate the pro forma amounts below:



                                            YEARS ENDED DECEMBER 31,
                                         -------------------------------
                                          1996        1997        1998
                                         -------    --------    --------
Net loss, as reported..................  $(6,035)   $(16,810)   $(19,398)
Net loss per share, as reported........    (0.73)      (2.03)      (2.30)
Net loss, pro forma....................   (6,270)    (17,624)    (21,109)
Net loss per share, pro forma..........    (0.76)      (2.13)      (2.51)



     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.



 9. SALE OF AUTO BY TEL UK



     In November 1998, the Company entered into an agreement with Inchcape Automotive Limited to sell 100 percent of its United Kingdom operations for a nominal cash amount and assumption of liabilities of $1,794. The sale resulted in a gain of $1,408, which is included in other income in the accompanying consolidated statements of operations. In addition, the Company entered into a License and Service Agreement with Auto by Tel UK, under which it is entitled to minimum annual license and maintenance payments of $850 and $250, respectively, over a 20-year period.



10. INCOME TAXES



     Through May 1996, the LLCs were taxed as partnerships under the provisions of the Internal Revenue Code of 1986 (Internal Revenue Code). Under those provisions, the Company was not subject to corporate income taxes on its taxable income. Instead, the Company's taxable income or loss was included in the individual income tax returns of its members. Effective May 31, 1996, under the terms of the Plan of Organization, the LLCs were reorganized as a C Corporation under the provisions of the Internal Revenue Code (See Note 1). The reorganization required that the Company adopt SFAS No. 109,

                               AUTOBYTEL.COM INC.

"Accounting for Income Taxes." Under SFAS No. 109, deferred income tax assets and liabilities are determined based on the differences between the book and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The cumulative tax effect of these temporary differences was immaterial at the time of the reorganization.



     No provision for federal income taxes has been recorded as the Company incurred net operating losses through December 31, 1998. Provision for income taxes included in the accompanying consolidated statements of operations primarily consists of franchise taxes paid to the state of Delaware. As of December 31, 1998, the Company had approximately $37.1 million and $18.4 million of federal and state net operating loss carryforwards available to offset future taxable income; such carry forwards expire in various years through 2018. Under the Tax Reform Act of 1986, the amounts of and benefits from the Company's net operating loss carryforwards will likely be limited upon the completion of the initial public offering due to a cumulative ownership change of more than 50% over a three year period. Based on preliminary estimates, management believes the effect of such limitation, if imposed, will not have a material adverse effect on the Company.



     Net deferred income tax assets, totaling approximately $6.3 million at December 31, 1997 and $15.8 million at December 31, 1998, consist primarily of the tax effect of net operating loss carry forwards, reserves and accrued expenses which are not yet deductible for tax purposes. The Company has provided a full valuation allowance on these deferred income tax assets because of the uncertainty regarding their realization.



11. RELATED PARTY TRANSACTIONS



     Peter R. Ellis



     In March 1998, the Company extended a $250 loan to co-founding member and stockholder, Peter R. Ellis. The loan bears interest at 8% per annum compounded annually and principal and accrued interest are due in full in March 2003. The loan is secured by Mr. Ellis's stock in the Company. In June 1998, Mr. Ellis resigned from the Company as Chief Executive Officer. In August 1998, the Company executed a two year agreement with Mr. Ellis to provide advisory services. Under the agreement, Mr. Ellis received $500 in the first year and is entitled to receive $5 per month in the second year of the agreement term. The amounts paid to Mr. Ellis under this agreement are included in operating expenses in the accompanying consolidated statements of operations.



12. BUSINESS SEGMENT



     The Company conducts its business within one business segment, which is defined as providing online vehicle purchasing and other related services.



13. SUBSEQUENT EVENTS



     Proposed Initial Public Offering



     In January 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock in connection with the proposed initial public offering (IPO).

                               AUTOBYTEL.COM INC.

If the offering is consummated under the terms presently anticipated, the Series A, the Series B and the Series C Preferred (collectively Preferred Stock) outstanding at December 31, 1998 will automatically convert to common stock upon closing of the IPO (See Note 7).



     1999 Stock Option Plan



     In January 1999, the Board of Directors adopted the 1999 Stock Option Plan (the 1999 Option Plan). The Company has reserved 1,800,000 shares under the 1999 Option Plan. The 1999 Option Plan provides for the granting of stock options to key employees of the Company. Under the 1999 Option Plan, not more than 1,000,000 shares may be granted after March 31, 1999. The 1999 Option Plan provides for an automatic grant of an option to purchase 20,000 shares of common stock to each non-employee director on the date on which the person first becomes a non-employee director. In each successive year the non-employee director shall automatically be granted an option to purchase 5,000 shares on November 1 of each subsequent year provided the non-employee director has served on the Board for at least six months. Each option shall have a term of 10 years. Such options vest in their entirety and become exercisable on the first anniversary of the grant date, provided that the optionee continues to serve as a director on such date and the exercise price per share shall be 100% of the fair market value of the Company's common stock on the date of grant. The 1999 Option Plan is identical in all other material respects to the 1998 Option Plan.


[The inside back cover of the prospectus depicts a map of the United States with dots generally representing the territories covered by United States autobytel.com inc. dealers.]

------------------------------------------------------
------------------------------------------------------

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               ------------------

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
Prospectus Summary......................    3
Risk Factors............................    7
Use of Proceeds.........................   20
Dividend Policy.........................   20
Capitalization..........................   21
Dilution................................   22
Selected Consolidated Financial Data....   23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   24
Business................................   33
Management..............................   45
Certain Transactions....................   58
Principal and Selling Stockholders......   61
Description of Capital Stock............   63
Shares Eligible for Future Sale.........   65
Certain United States Tax Considerations
  for Non-United States Holders.........   68
Underwriting............................   73
Legal Matters...........................   74
Experts.................................   74
Additional Information..................   74
Index to Consolidated Financial
  Statements............................  F-1


                               ------------------

UNTIL            , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                     SHARES

                                     [LOGO]

                               AUTOBYTEL.COM INC.

                                  COMMON STOCK
                              -------------------
                                   PROSPECTUS
                              -------------------
                                 BT ALEXS BROWN
                                LEHMAN BROTHERS
                            PAINEWEBBER INCORPORATED

                               ------------------

                                            , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered, all of which will be paid by the Registrant. All amounts are estimates except the SEC registration, NASD and Nasdaq filing fees.

SEC Registration fee........................................  $23,018
NASD filing fee.............................................    8,780
Nasdaq National Market listing fee..........................   95,000
Blue Sky fees and expenses..................................    5,000
Accounting fees and expenses................................        *
Legal fees and expenses.....................................        *
Transfer agent and registrar fees...........................        *
Printing and engraving expenses.............................        *
Miscellaneous expenses......................................        *
                                                              -------
          Total.............................................  $     *
                                                              =======

-------------------------
* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware Law General Law ("Delaware Law") and the Company's Certificate of Incorporation provide for indemnification of the Company's directors and officers in a variety of circumstances which may include liabilities under the Act. Article IX of the Company's Certificate of Incorporation provides that the Company shall indemnify to the full extent permitted by the laws of Delaware, as from time to time in effect, the persons described in Section 145 of Delaware Law.

     The general effect of the provisions in the Company's Certificate of Incorporation and Delaware Law is to provide that the Company shall indemnify its directors and officers against all liabilities and expenses actually and reasonably incurred in connection with the defense or settlement of any judicial or administrative proceedings in which they have become involved by reason of their status as corporate directors or officers, if they acted in good faith and in the reasonable belief that their conduct was neither unlawful (in the case of criminal proceedings) nor inconsistent with the best interests of the Company. With respect to legal proceedings by or in the right of the Company in which a director or officer is adjudged liable for improper performance of his duty to the Company or another enterprise which such person served in a similar capacity at the request of the Company, indemnification is limited by such provisions to that amount which is permitted by the court.

     The Company will maintain officers' and directors' liability insurance which will insure against liabilities that officers and directors of the Company may incur in such capacities. The Company has also entered into indemnification agreements with its directors and officers.

     Reference is made to the Proposed Form of Underwriting Agreement filed as
Exhibit 1.1 which provides for indemnification of the directors and officers of the Company signing the Registration Statement and certain controlling persons of the Company against certain liabilities, including those arising under the Act in certain instances, of the Underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since the Company's inception, the Company has made the following sales of securities that were not registered under the Act:

           1. On May 31, 1996, the Company issued and sold 8,250,000 shares of common stock in exchange for membership interests in Autobytel LLC and Autobytel Acceptance Corporation LLC, in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

           2. During the period from May 18, 1996 through December 31, 1998, the Company granted options to purchase an aggregate of 2,847,496 shares of common stock pursuant to the 1996 Stock Option Plan, 1996 Stock Incentive Plan and 1998 Stock Option Plan of which 248,788 options have been exercised and issued by the Company in reliance on Rule 701 promulgated under the Act.

           3. On August 20, 1996, the Company issued and sold 1,500,000 shares of Series A Preferred Stock in a private placement for an aggregate consideration of $15.0 million in cash and cancellation of indebtedness. In connection with such financing, the Company issued (i) 200,000 shares to ContiTrade Services L.L.C. in exchange for $2.0 million in cash, (ii) 400,000 shares to National Union Fire Insurance company of Pittsburgh, PA in exchange for $4.0 million in cash, (iii) 800,000 shares to General Electric Capital Corporation in exchange for $8.0 million in cash, and (iv) 100,000 shares to Michael Fuchs in exchange for $1.0 million in cash and cancellation of indebtedness. Sales of Series A Preferred Stock were made in reliance on the exemption from registration provided by Section 4(2) of the Act.

           4. On August 26, 1996, the Company issued and sold 6,667 shares to a consultant of the Company in reliance on Rule 701 promulgated under the Act.

           5. On January 30, 1997, the Company issued and sold 967,915 shares of Series B Preferred Stock in a private placement for an aggregate consideration of $9.05 million in cash. In connection with such financing, the Company issued (i) 133,690 shares to ContiTrade Services L.L.C. in exchange for $1.25 million in cash, (ii) 267,380 shares to National Union Fire Insurance Company of Pittsburgh, PA in exchange for $2.5 million in cash, (iii) 534,760 shares to General Electric Capital Corporation in exchange for $5.0 million in cash, (iv) 32,085 shares to Michael Fuchs in exchange for $300 thousand in cash. Sales of Series B Preferred Stock were made in reliance on the exemption from registration provided by Section 4(2) of the Act.

           6. On October 21, 1997, the Company issued and sold 1,477,274 shares of Series C Preferred Stock in a private placement for an aggregate consideration of $13.0 million in cash. In connection with such financing, the Company issued (i) 681,819 shares to General Electric Capital Corporation in exchange for approximately $6.0 million in cash; (ii) 227,273 shares to National Union Fire Insurance Company of Pittsburgh in exchange for approximately $2.0 million in cash; and (iii) 568,182 shares to Tozer Kemsley and Millbourn Automotive Ltd., a unit of Inchcape Motors International plc in exchange for approximately $5.0 million in cash.

     Sales of Series C Preferred Stock were made in reliance on the exemption from registration provided by Section 4(2) of the Act.


           7. On January 30, 1998, the Company issued to John M. Markovich a warrant to purchase 33,333 shares of common stock of the Company (after adjustment for the Reverse Split) at an exercise price of $11.25 per share. The warrant expires on January 30, 2003.


           8. On April 20, 1998, the Company entered into a transaction with National Broadcasting Company, Inc. ("NBC") whereby the Company issued and sold 56,776 shares of Series C Preferred Stock in exchange for prime time advertisement spots with a fair market value of not less than $499,629. The sale of Series C Preferred Stock was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

           9. On May 7, 1998 the Company issued and sold 568,182 shares of Series C Preferred Stock to Bilia AB in a private placement for a total consideration of approximately $5.0 million in cash. The sale of Series C Preferred Stock was made in reliance on the exemption from registration provided by Section 4(2) of the Act.

          10. On October 30, 1998, the Company entered into another transaction with NBC whereby the Company issued and sold 64,233 shares of Series C Stock in exchange for prime time advertisement spots with a fair market value of not less than $565,250. The sale of Series C Preferred Stock was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

          11. On November 10, 1998, the Company issued and sold 568,182 shares of Series C Stock to Invision AG for a total consideration of approximately $5,000,000 in cash. The sale of Series C Preferred Stock was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

          12. On November 10, 1998, the Company issued to Invision AG a warrant to purchase an aggregate of 150,000 shares of common stock of the Company at an exercise price of $13.20 per share. This warrant expires on November 10, 2001.

          13. On December 16, 1998, the Company issued and sold 643,182 shares of Series C Stock to Aureus Private Equity AG for a total consideration of approximately $5,660,000 in cash. The sale of Series C Preferred Stock was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

          14. On December 16, 1998, the Company issued to Aureus Private Equity AG a warrant to purchase an aggregate of 169,800 shares of common stock of the Company at an exercise price of $13.20 per share. This warrant expires on December 16, 2001.

          15. On December 21, 1998, the Company issued and sold 1,136,364 shares of Series C Stock to MediaOne Interactive Services, Inc. for a total consideration of approximately $10,000,000 in cash. The sale of Series C Preferred Stock was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

          16. On December 21, 1998, the Company issued to MediaOne Interactive Services, Inc. a warrant to purchase an aggregate of 300,000 shares of common stock of the Company at an exercise price of $13.20 per share. This warrant expires on December 21, 2001.

          17. On December 23, 1998, the Company issued an additional warrant to Aureus Private Equity AG to purchase 120,000 shares of common stock of the Company at an exercise price of $13.20 per share. This warrant expires on December 23, 2001.

          18. On December 24, 1998, the Company issued and sold an additional 454,545 shares of Series C Stock to Aureus Private Equity AG for a total consideration of approximately $4,000,000 in cash. The sale of Series C Preferred Stock was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. Exhibits


    NUMBER                            DESCRIPTION
    ------                            -----------
     1.1*     Form of Underwriting Agreement
     3.1      Amended and Restated Certificate of Incorporation of
              autobytel.com inc. certified by the Secretary of State of
              Delaware (filed December 14, 1998)
     3.2*     Amended and Restated Bylaws of autobytel.com inc. (adopted
              February   , 1999)
     4.1*     Form of Stock Certificate
     4.2**    Amended and Restated Investors' Rights Agreement dated May
              7, 1998 and the Investors named in Exhibit A thereto
     4.3*     Form of Lock-Up Agreement
     5.1      Opinion and Consent of Paul, Hastings, Janofsky & Walker LLP
     9.1**    Voting Proxy dated January 11, 1999 by Peter R. Ellis
    10.1**    Form of Indemnification Agreement between autobytel.com inc.
              and its directors and officers
    10.2**    Employment Agreement dated July 1, 1998 between
              autobytel.com inc. and Mark W. Lorimer
    10.3*     Employment Agreement dated January   , 1999 between
              autobytel.com and Anne Delligatta
    10.4*     Severance Agreement dated January 1, 1998 between
              Auto-By-Tel Corporation and Michael J. Lowell
    10.5      1996 Stock Option Plan and related agreements
    10.6      1996 Stock Incentive Plan and related agreements
    10.7      1996 Employee Stock Purchase Plan
    10.8      1998 Stock Option Plan
    10.9**    Marketing Agreement dated July 22, 1996, as amended on July
              23, 1996, by and among Auto-By-Tel Acceptance Corporation, a subsidiary of the Registrant ("ABTAC"), the Registrant, as guarantor of the obligations of ABTAC, and AIU Insurance
              Company, American International South Insurance Company,
              American Home Assurance Company, American International
              Insurance Company, American International Insurance Company
              of California, Inc., Illinois National Insurance Company,
              Minnesota Insurance Company, National Union Fire Insurance
              Company of Pittsburgh, PA and the Insurance Company of the
              State of Pennsylvania
    10.10     Marketing Agreement dated February 8, 1996 between
              Auto-By-Tel, LLC and Edmund Publications Corp.

    NUMBER                            DESCRIPTION
    ------                            -----------
    10.11     Amendment to Marketing Agreement dated February 8, 1996
              between Edmund Publications Corp. and the Registrant
    10.12**   Form of Dealership Agreements
    10.13**   Financing Inquiry Referral Agreement dated October 25, 1996 among Auto-By-Tel, Inc, as guarantor, Auto-By-Tel Acceptance
              Corporation and Chase Manhattan Automotive Finance
              Corporation
    10.14**   Marketing and Application Processing Agreement dated
              February 1, 1997 between General Electric Capital Auto
              Financial Services, Inc., Auto-By-Tel Acceptance Corporation
              ("ABTAC") and Auto-By-Tel, Inc., as guarantor
    10.15*    Content License and Channel Sponsorship Term Sheet dated
              September 12, 1997 between Excite, Inc. and Auto-By-Tel
    10.16**   Data License and Web Site Agreement dated April 1, 1997
              between IntelliChoice, Inc. and Auto-By-Tel Marketing
              Corporation and the Registrant
    10.17**   Kelley Blue Book/Auto-By-Tel Agreement dated November 19,
              1997, as amended July 1, 1998, between Kelley Blue Book and
              Auto-By-Tel
    10.18**   Listings Distribution, Sponsorship, Display Advertising and
              Network Affiliation Agreement dated May 29, 1997 between
              Classifieds2000, Inc. and Auto-By-Tel
    10.19**   License Agreement dated June 4, 1998 among J.D. Power and
              Associates, Auto-By-Tel Marketing Corporation, and the
              Registrant
    10.20**   Site Page Sponsorship and Commission Agreement dated June
              25, 1997, between Auto-By-Tel Marketing Corporation and AT&T
              Corporation
    10.21**   Letter agreement dated April 1, 1997, between Auto-By-Tel
              Marketing Corporation and NBC Multimedia Inc.
    10.22*    Sponsorship Agreement, dated as of June 24, 1998, between
              Excite, Inc. and Auto-By-Tel Corporation
    10.23**   License and Services Agreement dated August 7, 1998 between
              autobytel.com inc. and Auto-By-Tel AB
    10.24**   License and Services Agreement dated November 23, 1998
              between autobytel.com inc. and Auto by Tel UK Limited
    10.25**   Share Purchase Agreement dated November 23, 1998 between
              autobytel.com inc. and Inchcape Automotive Limited
    10.26**   Financing Inquiry Referral Agreement dated December 31, 1998 between Provident Bank, Auto-By-Tel Acceptance Corporation and autobytel.com inc., as guarantor
    10.27**   Procurement and Trafficking Agreement dated September 24,
              1998 between DoubleClick Inc. and autobytel.com inc.
    10.28**   Loan Agreement dated November 18, 1998 between Ann Benvenuto and autobytel.com inc.
    10.29**   Advisory Agreement dated August 20, 1998 between
              autobytel.com inc. and Peter R. Ellis
    10.30     1999 Stock Option Plan
    10.31     Form of Gold Term Subscription Agreement
    10.32     Form of Platinum Term Continuation Rider

    NUMBER                            DESCRIPTION
    ------                            -----------
    11.1      Statement Regarding Computation of Per Share Earnings
    21.1**    Subsidiaries of the Company
    23.1      Consent of Arthur Andersen LLP, Independent Public
              Accountants
    23.2      Consent of Paul, Hastings, Janofsky & Walker LLP (reference is made to Exhibit 5.1)
    24.1      Power of Attorney (reference is made to the signature page)
    27.1      Financial Data Schedule


-------------------------

* To be filed by Amendment.


** Previously filed.


     (b) Financial Statement Schedules

ITEM 17. UNDERTAKINGS

     (a) The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act (sec. 230.424(b)(1) or (4) or 230.497(h)) shall be deemed to be part of this Registration Statement as of the time the Commission declared it effective.

          (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Irvine, State of California, on February 9, 1999.


                                          autobytel.com inc.

                                          By:      /s/ MARK W. LORIMER
                                             -----------------------------------
                                              Name: Mark W. Lorimer
                                              Title: Chief Executive Officer,
                                                    President and
                                                         Director

                               POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS, that Peter Titz constitutes and appoints Mark W. Lorimer and Hoshi Printer, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for Peter Titz and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as Peter Titz might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or such person's substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



                 /s/ PETER TITZ                   Director                February 9, 1999
------------------------------------------------
                   Peter Titz



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



                      NAME                                TITLE                 DATE
                      ----                                -----                 ----
                       *                          Chairman of the Board   February 9, 1999
------------------------------------------------  and Director
                 Michael Fuchs

                       *                          Director                February 9, 1999
------------------------------------------------
                Jeffrey H. Coats

                       *                          Director                February 9, 1999
------------------------------------------------
                 Mark N. Kaplan

                      NAME                                TITLE                 DATE
                      ----                                -----                 ----
                       *                          Director                February 9, 1999
------------------------------------------------
                Kenneth J. Orton

                       *                          Executive Vice          February 9, 1999
------------------------------------------------  President and Director
                Robert S. Grimes

              /s/ MARK W. LORIMER                 Chief Executive         February 9, 1999
------------------------------------------------  Officer, President and
                Mark W. Lorimer                   Director (Principal
                                                  Executive Officer)

               /s/ HOSHI PRINTER                  Senior Vice President   February 9, 1999
------------------------------------------------  and Chief Financial
                 Hoshi Printer                    Officer (Principal
                                                  Financial Officer and
                                                  Principal Accounting
                                                  Officer)

                       *                          Executive Vice          February 9, 1999
------------------------------------------------  President and Chief
               Ann M. Delligatta                  Operating Officer

                 /s/ PETER TITZ                   Director                February 9, 1999
------------------------------------------------
                   Peter Titz

         *By: /s/        HOSHI PRINTER
    ---------------------------------------
        Hoshi Printer, Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                       SEQUENTIALLY
                                                                         NUMBERED
                                                                           PAGE
    NUMBER                          DESCRIPTION                           NUMBER
    ------                          -----------                        ------------
     1.1*      Form of Underwriting Agreement
     3.1       Amended and Restated Certificate of Incorporation of
               autobytel.com inc. certified by the Secretary of State
               of Delaware (filed December 14, 1998)
     3.2*      Amended and Restated Bylaws of autobytel.com inc.
               (adopted January   , 1999)
     4.1*      Form of Stock Certificate
     4.2**     Amended and Restated Investors' Rights Agreement dated
               May 7, 1998 and the Investors named in Exhibit A
               thereto
     4.3*      Form of Lock-Up Agreement
     5.1       Opinion and Consent of Paul, Hastings, Janofsky &
               Walker LLP
     9.1**     Voting Proxy dated January 11, 1999 by Peter R. Ellis
    10.1**     Form of Indemnification Agreement between
               autobytel.com inc. and its directors and officers
    10.2**     Employment Agreement dated July 1, 1998 between
               autobytel.com inc. and Mark W. Lorimer
    10.3*      Employment Agreement dated January   , 1999 between
               autobytel.com and Anne Delligatta
    10.4*      Severance Agreement dated January 1, 1998 between
               Auto-By-Tel Corporation and Michael J. Lowell
    10.5       1996 Stock Option Plan and related agreements
    10.6       1996 Stock Incentive Plan and related agreements
    10.7       1996 Employee Stock Purchase Plan
    10.8       1998 Stock Option Plan
    10.9**     Marketing Agreement dated July 22, 1996, as amended on
               July 23, 1996, by and among Auto-By-Tel Acceptance
               Corporation, a subsidiary of the Registrant ("ABTAC"),
               the Registrant, as guarantor of the obligations of
               ABTAC, and AIU Insurance Company, American
               International South Insurance Company, American Home
               Assurance Company, American International Insurance
               Company, American International Insurance Company of
               California, Inc., Illinois National Insurance Company,
               Minnesota Insurance Company, National Union Fire
               Insurance Company of Pittsburgh, PA and the Insurance
               Company of the State of Pennsylvania
    10.10      Marketing Agreement dated February 8, 1996 between
               Auto-By-Tel, LLC and Edmund Publications Corp.
    10.11      Amendment to Marketing Agreement dated February 8,
               1996 between Edmund Publications Corp. and the
               Registrant
    10.12**    Form of Dealership Agreements

                                                                       SEQUENTIALLY
                                                                         NUMBERED
                                                                           PAGE
    NUMBER                          DESCRIPTION                           NUMBER
    ------                          -----------                        ------------
    10.13**    Financing Inquiry Referral Agreement dated October 25,
               1996 among Auto-By-Tel, Inc, as guarantor, Auto-By-Tel
               Acceptance Corporation and Chase Manhattan Automotive
               Finance Corporation
    10.14**    Marketing and Application Processing Agreement dated
               February 1, 1997 between General Electric Capital Auto
               Financial Services, Inc., Auto-By-Tel Acceptance
               Corporation ("ABTAC") and Auto-By-Tel, Inc., as
               guarantor
    10.15*     Content License and Channel Sponsorship Term Sheet
               dated September 12, 1997 between Excite, Inc. and
               Auto-By-Tel
    10.16**    Data License and Web Site Agreement dated April 1,
               1997 between IntelliChoice, Inc. and Auto-By-Tel
               Marketing Corporation and the Registrant
    10.17**    Kelley Blue Book/Auto-By-Tel Agreement dated November
               19, 1997, as amended July 1, 1998, between Kelley Blue
               Book and Auto-By-Tel
    10.18**    Listings Distribution, Sponsorship, Display
               Advertising and Network Affiliation Agreement dated
               May 29, 1997 between Classifieds2000, Inc. and
               Auto-By-Tel
    10.19**    License Agreement dated June 4, 1998 among J.D. Power
               and Associates, Auto-By-Tel Marketing Corporation, and
               the Registrant
    10.20**    Site Page Sponsorship and Commission Agreement dated
               June 25, 1997, between Auto-By-Tel Marketing
               Corporation and AT&T Corporation
    10.21**    Letter agreement dated April 1, 1997, between
               Auto-By-Tel Marketing Corporation and NBC Multimedia
               Inc.
    10.22*     Sponsorship Agreement, dated as of June 24, 1998,
               between Excite, Inc. and Auto-By-Tel Corporation
    10.23**    License and Services Agreement dated August 7, 1998
               between autobytel.com inc. and Auto-By-Tel AB
    10.24**    License and Services Agreement dated November 23, 1998
               between autobytel.com inc. and Auto by Tel UK Limited
    10.25**    Share Purchase Agreement dated November 23, 1998
               between autobytel.com inc. and Inchcape Automotive
               Limited
    10.26**    Financing Inquiry Referral Agreement dated December
               31, 1998 between Provident Bank, Auto-By-Tel
               Acceptance Corporation and autobytel.com inc., as
               guarantor
    10.27**    Procurement and Trafficking Agreement dated September
               24, 1998 between DoubleClick Inc. and autobytel.com
               inc.

                                                                       SEQUENTIALLY
                                                                         NUMBERED
                                                                           PAGE
    NUMBER                          DESCRIPTION                           NUMBER
    ------                          -----------                        ------------
    10.28**    Loan Agreement dated November 18, 1998 between Ann
               Benvenuto and autobytel.com inc.
    10.29**    Advisory Agreement dated August 20, 1998 between
               autobytel.com inc. and Peter R. Ellis
    10.30      1999 Stock Option Plan
    10.31      Form of Gold Term Subscription Agreement
    10.32      Form of Platinum Term Continuation Rider
    11.1       Statement Regarding Computation of Per Share Earnings
    21.1**     Subsidiaries of the Company
    23.1       Consent of Arthur Andersen LLP, Independent Public
               Accountants
    23.2       Consent of Paul, Hastings, Janofsky & Walker LLP
               (reference is made to Exhibit 5.1)
    24.1       Power of Attorney (reference is made to the signature
               page)
    27.1       Financial Data Schedule


-------------------------
*  To be filed by Amendment.


** Previously filed.